As confidentially submitted to the Securities and Exchange Commission on March 26, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

DeepGreenX Group Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

____________________

Republic of Korea	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2F 202, 14-1, Donggyo-ro 29-gil, Mapo-gu
Seoul, 03984, Korea
+82 2-337-3287
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

Corporation Service Company
251 Little Falls Drive, Wilmington, DE 19808
Telephone: +1 302 636 5401
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:
Anthony M. Saur
Morrison Cohen LLP
909 Third Avenue, 27th Floor,
New York, NY 10022-4784
+1 212 735 8600

____________________

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated            , 2025.

DeepGreenX Group Inc.

Common Stock

This prospectus relates to the registration of the resale of up to            of our Common Stock by the registered shareholders identified in this prospectus (each, a “Registered Shareholder” and collectively, the “Registered Shareholders”) in connection with our direct listing (the “Direct Listing”) on the New York Stock Exchange (the “NYSE”). Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten by any investment bank. The Registered Shareholders may, or may not, elect to sell their Common Stock covered by this prospectus, as and to the extent they may determine. If the Registered Shareholders choose to sell their Common Stock, we will not receive any proceeds from the sale of Common Stock by the Registered Shareholders. If the Registered Stockholders choose to sell their shares of Common Stock, we will not receive any proceeds from such sales.

No public market for our Common Stock currently exists, and our shares of Common Stock have a limited history of trading in private transactions.

Based on information provided by the NYSE, the opening trading price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Common Stock in consultation with a financial advisor pursuant to applicable NYSE rules. The financial advisor will utilize, as part of the process to determine an opening price for our Common Stock, an independent valuation report obtained from Frost & Sullivan in March 2025. The Frost & Sullivan report indicates that the fair market value range of our Common Stock as of March 2025 is reasonably stated as between $19.7 billion and $32.6 billion or between $[_] per share and $[_] per share based on [_] shares outstanding as of the date of this Prospectus. While the valuation report will be utilized as part of the determination of the opening price of our Common Stock the results of the valuation report may have little or no relation to the actual opening public price on the NYSE or the subsequent trading price of our shares of Common Stock on the NYSE. Further, the listing of our Common Stock on the NYSE, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our Common Stock and, consequently, the trading volume and price of shares of our Common Stock may be more volatile than if shares of our Common Stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis as there will not be a traditional book building process. For more information, see the section titled “Plan of Distribution.”

Except for our legacy operations related to the provision of logistics-related services, which are primarily conducted through our wholly owned subsidiaries located in China, all operations are conducted by our South Korean parent company and/or its non-PRC subsidiaries.

While certain of our operations are conducted through subsidiaries located in China, we are a Korean holding company and not a Chinese operating company. This corporate structure involves unique risks to investors. Investors will not hold equity interests in our Chinese operating subsidiaries. There is a risk that Chinese regulatory authorities may disallow this structure (especially in the event of a national security review where our subsidiaries in China may fail such a review), which could result in a material change to our operations or to the value of the securities being offered for sale. Such a change could potentially cause the value of these securities to significantly decline or become worthless. For a detailed discussion of the risks associated with this structure and the offering, please refer to “Risk Factors — Risks Relating to doing business in Korea and China”.

Our operations in China expose us to regulatory and operational risks associated with doing business in that jurisdiction. Recent developments in regulations, such as the People’s Republic of China (“PRC”) Data Security Law, the Anti-Unfair Competition Law (“AUCL”) and Anti-Monopoly Law (“AML”), have heightened these risks. Non-compliance with these laws may result in enforcement actions, investigations or disputes that could negatively impact our business and delay expansion plans. The government in China has strengthened enforcement of these laws in recent years, and violations may lead to civil, administrative, or criminal liabilities. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. While, as of the date of this prospectus, we have not been subject to any material claims, investigations, or legal proceedings for any material noncompliance with applicable PRC laws and regulations, or received any notice from relevant authorities requiring us to file for a cybersecurity review, and we do not believe that we or our PRC subsidiaries are subject to such a review, the relevant PRC regulatory authorities may take a contrary view. We cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities and/or become subject to fines or other sanctions which may have a material adverse effect on our business, operations and financial condition. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by

Domestic Companies from the CSRC, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Our PRC counsel, Jade & Fountain, advised us that, we are not required to file with the CSRC in connection with this resale prospectus because we are not issuing any new securities. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Common Stock may depreciate significantly or become worthless. See, “Risk Factors — Regulatory and operational risks associated with our business operations in China, including its potential impact on the securities offered” and “Risk Factors — Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Our auditors, J&S Associate PLT (“J&S”), are an independent registered public accounting firm headquartered in Malaysia, that issued the audit report included in this prospectus. See, “Risk Factors — The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in China.”

Our PRC counsel, Jade & Fountain has advised us that, as of the date of this prospectus, we have received or attempt to procure from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in non-compliance and material change in our operations, and the value of our Common Stock could depreciate significantly or become worthless. See, “Risk Factors — While we believe our PRC operating subsidiaries have various material permissions and approvals required for operating in the PRC, there can be no assurance that the PRC government will not disallow our holding company structure, which would likely result in a material change in our operations and the value of our securities being registered for sale.”

We have applied to list our Common Stock on the NYSE under the symbol “DXG” We expect our Common Stock to begin trading on the NYSE on or about [__]. If our NYSE application is not approved or we otherwise determine that we will not be able to secure the listing of our Common Stock on the NYSE, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our NYSE application will be approved and that our Common Stock will ever be listed on the NYSE. If our listing application is not approved by the NYSE, we will not be able to consummate the offering and we will terminate this Direct Listing.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are, and we anticipate that we shall remain following the consummation of the Direct Listing, an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and a “controlled company” as defined under the NYSE Rules and, as such, we intend to elect to comply with certain reduced public company reporting requirements. Ms. Lan Yang, in aggregate will beneficially approximately 92% of our voting power. For so long as we remain a “controlled company,” we are permitted to rely, and we intend to rely, on certain exemptions from the obligation to comply with certain corporate governance requirements. See “Prospectus Summary — Implication of Being a Foreign Private Issuer,” “Prospectus Summary — Implication of Being an Emerging Growth Company” and “Prospectus Summary — Controlled Company,” respectively.

Prospectus dated _______, _______

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We take no responsibility for, and can provide no assurance as to, the reliability of, any other information that others may give you. The Registered Shareholders are offering to sell, and seeking offers to buy the Common Stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Stock.

Neither we nor any of the Registered Shareholders have taken any action to permit a public offering of the Common Stock outside the U.S. or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Common Stock and the distribution of the prospectus or any filed free writing prospectus outside the U.S.

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form F-1 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Shareholders may from time to time sell the Common Stock covered by this prospectus in the manner described in “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in this prospectus (except for the section titled “Plan of Distribution,” which additions, updates, or changes that are material shall only be made pursuant to a post-effective amendment). You should read this prospectus before deciding to invest in our Common Stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

Except where the context otherwise requires or where otherwise indicated, the terms “DeepGreen,” DeepGreenX,” “DeepGreenX Group,” “DG,” the “Company,” the “Group,” “we,” “us,” “our,” “our company,” and “our business” refer to DeepGreenX Group Inc. and, where appropriate, its consolidated subsidiaries.

References to “KRW” are to Korean Won, the legal currency of the Republic of Korea (“Korea”). References to “CNY” and “RMB” are to Chinese yuan renminbi, the legal currency of the People’s Republic of China. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States.

The reporting currency of the Group is U.S. dollars. The functional currency of the Company is KRW and CNY. The Group’s principal places of current operations are the Republic of Korea, and PRC. The financial position and results of its operations in the Republic of Korea and PRC are determined using Korean Won (“KRW”) and Renminbi (“RMB”) as their functional currency, respectively. The results of operations and the consolidated statement of cash flows denominated in functional currencies are translated to U.S. dollars at the average rates of exchange using the reporting period. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of entities whose functional currency is other than U.S. dollars has been translated into U.S. dollars. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. The resulting translation adjustment is reflected as accumulated other comprehensive income, which are included in the accompanying consolidated statements of income and comprehensive income.

Unless otherwise indicated, the information in this prospectus assumes:

•        The filing of our amended and restated Articles of Incorporation, which will occur immediately prior to the consummation of our Direct Listing; and

•        The increase in the number of our authorized Common Stock to            .

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications. and research, surveys and studies conducted by third parties. Certain industry, market and competitive position data in this prospectus, including as described under “Industry,” is based on third-party data provided by, among others, Frost & Sullivan.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any such information is incorrect, we are in any case responsible for the contents of this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this prospectus as of December 31, 2024, 2023 and 2022, which are included elsewhere in this prospectus. Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts shown in the Registration Statement or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of our company. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors.”

Overview

We intend to expand from a green logistics supply chain firm into an intelligent platform operating company that will be creating profitable recurring revenue streams by converting sustainability and other real world asset data into digital currencies that are to be monetized on digital asset exchanges. We intend to implement this expansion with our developing exchange network connectivity capabilities through our intelligent software platform, and new sustainability project acquisition and capital sourcing capabilities.

Our legacy logistics business generates revenue from contracts to manage the commodities purchasing and sale elements of supply chains on behalf of the supply-chain owners. Our current business is conducted primarily in the Republic of Korea and China, and our primary customer supply chain sector is the transportation of commodities. We advise and assist our supply-chain owners to convert their supply-chain purchasing, processes, vendors, transportation facilities, and equipment to more sustainable sources.

Once we complete our expansion to also provide an intelligent platform, we expect to generate revenue primarily from subscription and usage fees and digital asset trading revenue from the monetization of the digital financial instruments we create for our customers, including our legacy logistics customers.

We are currently developing our intelligent software platform, called our DXG RWA Factory, and we intend to implement our data acquisition, conversion to digital financial instruments, and digital monetization process via a combination of manual and automated capabilities.

Once our intelligent software platform is deployed, we intend to source customers for that platform from our contacts in our legacy green logistics business and new relationships we intend to build in sustainability and other sectors such as nature-based carbon capture initiatives, green data and computing centers, and grid-level solar energy systems, virtual power grids, and battery storage systems, among others.

We also intend to work with financial institutions to create new capital sources for sustainability and real-world-asset (“RWA”) projects which we believe would help facilitate our customer acquisition going forward.

We generally use the term digital financial instruments in this Prospectus to describe data and contract information that has been converted into formats such that they can be included on blockchain, and thereafter traded on digital financial exchanges. We generally use the term Carbon Credits or Renewable Energy Certificates (“REC”) in this Prospectus to describe digital financial instruments that are created from sustainable energy and carbon capture initiatives and data, and the term RWA to describe digital financial instruments that are created from all other types of data, contracts, and initiatives which are suitable for digitalization on blockchains and trading on digital exchanges.

We generally use the terms Certificate and Token in this Prospectus to describe carbon-related and RWA digital financial instruments, respectively. We intend to follow generally accepted industry nomenclature for these activities in our actual operations.

Mission and Vision

Our long-term mission is to help accelerate world sustainability and digital capital innovation by making it easier for green-focused enterprises, sustainability projects, real-world asset projects, capital, and data to come together in a simple, repeatable, and profitable ecosystem.

We plan to develop our platform to achieve that mission by designing simple customer onboarding, an end-to-end automation of the system for data extraction and conversion to certified digital financial products, instrument process, and seamless connectivity to digital markets and exchanges. We believe the incremental profitability produced by adding our services to sustainability projects may induce more capital sources to fund sustainability programs generally.

We believe the sum of all these activities may increase the overall economic attractiveness of sustainability initiatives, with the real economic returns on commercial capital deployed being redeployed into additional sustainability projects in the future as shown below:

Figure 1: Real economic value will increasingly drive long-term sustainability projects

Datafication
Real World
Data Extraction
Carbon Credit CO2-E
RWA Digitalized
Digital Transaction
Global Digital Markets
DeepGreen
AI Green Engine Platform
Sustainable, Green, and RWA Data Generators
Return to Real World
$
Profit
Financialization

Our Business

We intend to operate at the intersection of three of the world’s largest global markets: energy, digitalization, and finance.

Our initial focus will be on contracting with entities deploying sustainable energy and green data and computing center projects, using our developing platform to convert their sustainability and real-world asset data into certified digital financial instruments, which will then be transacted and monetized within global digital financial markets.

We believe our ability to create these new profit centers from sustainability and RWA data will enhance the attractiveness of these projects to potential sponsors and capital sources alike, which we believe will, in turn, accelerate the creation of new projects and customers for us over time.

Intelligent Software Platform

Our platform will be offered in a Platform-as-a-Service subscription package and will, when completed, have the following major functionalities, which we will perform via a combination of manual and automated methods:

•        Data Acquisition:    The process by which we connect into our customers’ IT and other operating systems to extract their sustainability data.

•        Data Digitalization:    The process by which we measure, verify, and report (“MVR”) and certify customers’ data, ensuring that all necessary qualifications specified by standards-setting organizations have been met.

•        Conversion into Digital Financial Products:    The processes whereby we convert the certified data into digital financial products such as Carbon Credits, Renewable Energy Certificates (“REC’s”), RWA tokens and certificates, and other digital instruments.

•        Digital Financial Product Trading:    The process by which we monetize digital financial instruments on behalf of our customers, earning trading commissions for us.

We believe our Intelligent Platform under development, will initially consist of a combination of automated and manual activities, and will continue to evolve toward a more automated process over time. To accomplish this, we intend to add software development personnel and resources which will add to our requirements to raise third-party capital.

Digital Trading Relationships

We intend to develop relationships and interfaces into the world’s digital trading platforms such as Binance, Coinbase, and Bybit, and OKX, among others, and into certification and standards-setting agencies such as WSSO, CBDCCO, and the Climate Action Reserve for sustainability data. We believe these interfaces will allow us to sell, trade, and/or barter the RECs, Carbon Credits, RWA Certificates, tokens, and other digital assets we expect to create from our customers’ sustainability and other data over time.

Customer Acquisition Activities

We currently intend to have discussions underway to deploy our methodology with several entities in a diverse range of sustainability sectors, including entities:

•        developing portfolios of nature-based carbon capture concessions;

•        deploying alternative energy solutions such as solar, grid-level energy storage and battery systems, and virtual grid implementations;

•        developing portfolios of green data and computing center assets; and

•        that are part of our legacy green logistics value chain business.

We can give no assurances that all or any will ultimately enter into agreements or otherwise become customers of ours. We believe that, if we are successful in fully integrating them as customers, we will have a good start on capturing and implementing value-creating digital data products across many of the major types of sustainability and RWA initiatives operating in the world today.

Capital Sourcing

The expansion of our business, development of our platform and, ultimately, fulfilment of our mission are all largely dependent on access to capital necessary for growth. We intend to source related party and third-party capital to fund such expansion and development, as well as funding the sustainability projects of our potential customers. However, there are risks and uncertainties associated with completing our expansion and development on a timely schedule, which include access to capital and access to qualified software development personnel and resources. While we are confident that our platform has the potential to simplify and automate the conversion of sustainability and RWA data into monetizable instruments, there is no guarantee that our expansion will be successful. The expansion and success of our new platform will be dependent on our ability to generate future revenue from operations and sourcing additional outside investment, none of which are guaranteed.

Controlled Company

We are a “controlled company” as defined under the NYSE Rules because Ms. Lan Yang, the ultimate beneficial owner of a majority of our shares, controls approximately 92% of our voting power, and we expect we will continue to be a controlled company upon completion of this Direct Listing. For so long as we remain a “controlled company,” we are permitted to rely, and we intend to rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

As a result, if we take advantage of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. We intend to take advantage of these controlled company exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. See “Risk Factors — Because we are a “controlled company” as defined in the NYSE Rules, you may not have protections of certain corporate governance requirements which otherwise are required by the NYSE’s rules.”

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•        We have incurred losses each year since our inception, we expect our operating expenses to increase, and we may not become profitable in the future.

•        We may not be able to sustain our revenue growth rate in the future.

•        Our platforms are complex and have a lengthy implementation process, and any failure of our platforms to satisfy our customers or perform as desired could harm our business, results of operations, and financial condition.

•        If we do not successfully develop and deploy new technologies to address the needs of our customers, our business and results of operations could suffer.

•        If we are not able to maintain and enhance our brand and reputation, our relationships with our customers, partners, and employees may be harmed, and our business and results of operations may be adversely affected.

•        If any of the systems of any third parties upon which we rely, or our internal systems, are breached or if unauthorized access to customer or third-party data is otherwise obtained, public perception of our platforms and services may be harmed, and we may lose business and incur losses or liabilities.

•        If we fail to manage future growth effectively, our business could be harmed.

•        Any decline in the value of carbon credits or carbon offsets could materially adversely affect our business.

•        Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially adversely affect our business.

•        The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

•        any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

•        To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other uses outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

•        the approval or filing of the China Securities Regulatory Commission (“CSRC”) or other PRC regulatory agencies may be required to obtain our listing status or conduct future offshore securities offerings.

•        The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in China.

•        Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

•        We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

•        Our Direct Listing differs significantly from an underwritten initial public offering as there will not be a traditional book building process.

•        Our Common Stock currently has no public market.

•        The public trading price of our Common Stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.

•        A material portion of our operations and investments are located in Korea and PRC and we are therefore exposed to various risks inherent in operating and investing in the region.

Corporate History

DeepGreenX Group Inc. was established under the laws of Korea on July 1, 2020 under the corporate name of Sun Seven Stars Korea Co., Ltd. It changed its corporate name to Metaverse Brain Robotics Co., Ltd. on October 13, 2021, to Giga Carbon Neutrality Korea Inc. on June 16, 2022, to Interstellar Chain Group Inc. on September 25, 2023, to New Native Asia Operation Inc. on September 30, 2024, to Deep Green Group on October 11, 2024 and finally to DeepGreenX Group Inc. on November 19, 2024.

In March 2023, we incorporated a wholly owned subsidiary Beijing Seven Stars Giga Technology Co. Ltd. in the People’s Republic of China. It changed its name to Beijing Deep Green Intelligent Technology Co., Ltd. on January 8, 2025. Beijing Deep Green Intelligent Technology Co., Ltd. established three wholly owned subsidiaries, Tianjin Deep Green Technology Co. Ltd. in October 2024, and Langfang Deep Green Technology Co. Ltd., and Anhui Chengtong Electronic Technology Co. Ltd. in November 2024. In addition, in June 2023, Beijing Deep Green Intelligent Technology Co., Ltd. acquired 100% equity interest of Baoji Space Tomorrow Ltd., Fujian GCN IoT Ltd. and its subsidiary Fujian Oxylus Space Ocean Group Ltd., from its controlling shareholder Sun Seven Stars Investment Group Limited.

In January 2024, we incorporated a wholly owned Delaware subsidiary DeepGreenX (Langfang) Technology Co., Ltd.

In September 2024, we incorporated a wholly owned Delaware subsidiary Deep Green Energy Group Incorporated.

In December 2024, we incorporated a wholly owned Delaware subsidiary DeepGreenX (Delaware) Inc.

In January 2025, we incorporated a wholly owned British Virgin Islands subsidiary Deep Green Technology Company Limited.

In December 2024, we incorporated a wholly owned subsidiary Beijing Deep Green Technology Co., Ltd. in the People’s Republic of China. In December 2024, it established three wholly owned subsidiaries Shanghai DeepGreenX Trading Co., Ltd., Shanghai DeepGreenX Nonferrous Metals Co., Ltd. and Beijing DeepGreenX Energy Technology Co., Ltd. In January 2025, it established two wholly owned subsidiaries Shanghai DeepGreenX Nonferrous Metals Sales Co., Ltd. and Shanghai Deep Green Trading Co., Ltd. In January 2025, Beijing

DeepGreenX Energy Technology Co., Ltd. incorporated three wholly owned subsidiaries Tianjin DeepGreenX Energy Technology Co., Ltd., Yiwu DeepGreenX New Energy Technology Co., Ltd. and Tianjin Deep Green Energy Technology Co., Ltd.

[In August 2024, Fujian GCN IoT Ltd. disposed 100% equity interest of Fujian Oxylus Space Ocean Group Ltd. to an independent third party at nominal consideration as Fujian Oxylus Space Ocean Group Ltd. had yet commenced any business.

In August 2024, Beijing Deep Green Intelligent Technology Co., Ltd. disposed of its 100% equity interest in Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of our controlling shareholder, Powermers Smart Industries Inc. (“PSI”). The disposition was pursuant to an internal reorganization plan of PSI, where certain of PSI’s operating entities were consolidated into PSI. The disposition resulted in a change in the reporting entity and required retrospective combination of the entity for all periods presented, as if the disposition had been in effect since the inception of common control.

In November 2024, we deregistered Baoji Space Tomorrow Ltd. to terminate its operation according to the business plan of the Company’s management.

This prospectus and the related registration statement relates to the initial registration and direct listing of the Common Stock of DeepGreenX Group Inc., a Korean corporation.

Except for our legacy operations related to the provision of logistics-related services, which are primarily conducted through wholly owned subsidiaries located in China, all operations are conducted by DeepGreenX Group Inc. and/or its non-PRC subsidiaries.

Organizational Structure

The following chart summarizes our corporate structure, setting forth our equity ownership interest and the jurisdiction of incorporation for each of our principal operating subsidiaries as of the date of this prospectus.

Corporate Information

Our executive office is located at 2F 202, 14-1, Donggyo-ro 29-gil, Mapo-gu, Seoul, 03984, Korea, and our telephone number is +82 2-337-3287. Our corporate website address is www.DeepGreenX.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Our subsidiaries are located in the PRC and are engaged in the business of commodity trading.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Republic of Korea, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards.

Implication of Being an Emerging Growth Company

As a company with less than $1.24 billion in gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.24 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this Direct Listing; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Common Stock that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The financial information in this prospectus as of December 31, 2024, 2023 and 2022 is based upon, and should be read in conjunction with, the historical financial statements and related notes for the applicable periods included in this prospectus. The financial statements are prepared in accordance with U.S. GAAP.

You should read this Summary Consolidated Financial and Operating Data section together with the consolidated financial statements included elsewhere in this prospectus and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table presents our selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
Statement of Operations Data	2024	2023	2022
Revenue	$24,081,848	$5,954,563	$—
Cost of sales	(24,058,031)	(5,948,424)	—
Gross profit	23,817	6,139	—

Operating expenses:
General and administrative expenses	(1,784,135)	(99,694)	(137,418)
Professional expenses	(691,148)	(3,179)	(3,129)
Total operating expenses	(2,475,283)	(102,873)	(140,547)

Loss from operations	(2,451,466)	(96,734)	(140,547)

Other (expense) income:
Impairment loss	(1,625)	—	—
Other income, net	—	—	240,000
Interest income	42	36	8
Total other (expense) income, net	(1,583)	36	240,008

(Loss) income before provision for income taxes	(2,453,049)	(96,698)	99,461
Provision for income taxes	(373)	—	—
Net (loss) income	$(2,453,422)	$(96,698)	$99,461

Other comprehensive (loss) income:
Foreign currency translation adjustment	46,342	(15,754)	(21,792)
Total comprehensive (loss) income	(2,407,080)	(112,452)	77,669

Net (loss) gain attribute to the shareholders of DeepGreenX Group Inc.	$(2,453,422)	$(96,698)	$99,461
Weighted-average shares	1,000,000	1,000,000	1,000,000
Basic and diluted net (loss) earnings per share	$(2.45)	$(0.10)	$0.10

The following table presents our selected consolidated balance sheet data as of December 31, 2024, 2023 and 2022:

Selected Consolidated Balance Sheet Data:	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Cash and cash equivalents	$1,051,936	$14,316	$68
Amount due from related parties	195,039	195,000	240,000
Total assets	1,739,784	213,583	253,784
Amounts due to related parties	3,625,333	445,436	350,000
Total liabilities	4,381,382	453,429	381,178
Total deficit	(2,641,598)	(239,846)	(127,394)

The following table presents our selected consolidated cash flow data the years ended December 31, 2024, 2023 and 2022:

	Fiscal Year Ended December 31,
	2024	2023	2022
Cash used in operating activities	$(2,195,962)	$(55,119)	$(12,693)
Cash provided by (used in) investing activities	—	—	—
Cash provided by financing activities	3,187,127	85,000	—
Effect of exchange rate changes on cash	46,455	(15,633)	(21,181)
Net increase (decrease) in cash and cash equivalents	1,037,620	14,248	(33,874)
Cash and cash equivalents – beginning of year	14,316	68	33,942
Cash and cash equivalents – end of year	1,051,936	14,316	68

RISK FACTORS

An investment in our Common Stock involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Common Stock. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We are a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital.

We had net losses of $2,453,422 and $96,698 and net profit of $99,461 for the years ended December 31, 2024, 2023 and 2022, respectively. We had net cash flows used in operating activities of $2,195,962, $55,119 and $12,693 for the years ended December 31, 2024, 2023 and 2022, respectively. We expect to continue to incur operating and net losses in the near term as we continue to develop and implement our new business platform.

Our ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on many factors, including the successful execution of our green logistics business in accordance with our contracts, and our ability to profitably implement our expansion platform over time and other factors discussed in this “Risk Factors” section.

We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.

As of December 31, 2024, 2023 and 2022, we had $27,377,873, $565,000 and $650,000 of undrawn lines of credit for short-term financing under our existing credit facilities, respectively, and $1,051,936, $14,316, and $68 in cash and cash equivalents, respectively. We will require a significant amount of additional working capital to support our business expansion until we achieve profitability.

Following the completion of this Direct Listing, we expect to rely on equity and/or debt financing available in the public and also private markets to meet our present and future working capital and capital expenditure requirements. Raising additional funds through future issuances of equity or convertible debt securities would likely lead to our existing shareholders suffering dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Stock. Any debt financing that we may secure in the future may contain covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities and may also be burdensome in terms of increasing interest expenses. In addition, among other macroeconomic factors, an increase in interest rates would adversely affect our ability to secure additional debt financing and would result in higher interest payments. If interest rates remain at elevated levels or continue to rise, it may be more difficult for us to obtain debt financing on terms that are commercially favorable or in line with our budget and expectations, and our interest payments may increase.

We may continue to depend, in part, on financing and other support from our affiliates in the future. There can be no assurance that in the future financing from our affiliates will continue to be available to us in sufficient amounts or at all due to their level of indebtedness, other financial obligations or overall funding position, or that, as an alternative to financing from our affiliates, we will be able to obtain third-party debt financing or access the capital markets in a timely manner and on terms that are acceptable to us or at all.

Any inability to raise financing on commercially acceptable terms or at all could result in our failure to implement our business plans and strategy or cause us to experience disruptions in our operating activities, and our business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.

Our growth strategy depends in part on our ability to augment our green energy and software platform offerings, increase our global reach to meet demand, innovate our commercial approach, expand our service and product offerings, enhance and refine our service and product offering, pursue enhanced operations, broaden our ancillary revenue streams, pursue organic and inorganic growth opportunities and promote and invest in our ESG and green energy initiatives.

As we introduce new products and services or refine, improve or upgrade versions of existing products and services, we cannot predict the level of market acceptance or the amount of market share these products or services will achieve, if any. We cannot assure you that we will not experience material delays in the entry into new markets and the introduction of new products and services in the future. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product and service refinement, research and development, and sales and marketing.

If we are unable to successfully implement our long-term growth strategy, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

We may not succeed in growing our brand in markets outside the Republic of Korea, China or other markets in which we currently operate. Our brand, reputation, public credibility and consumer confidence in our business could be harmed by negative publicity.

Our business and prospects are affected by our ability to grow our brand in markets outside the Republic of Korea and China. We expect that our ability to develop, maintain, and strengthen credibility and confidence in our brand will depend on the success of our marketing and branding efforts.

Our reputation and brand are vulnerable to threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. Negative publicity about us can harm our ability to attract and retain customers, third-party partners, and key employees, our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation and public credibility and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand, public credibility and customer confidence in our products, or subject us to regulatory inquiries, investigations or lawsuits. We may incur additional costs on marketing activities to rehabilitate our brand and reputation.

Any negative media publicity about the green energy and software platform industries or product or service quality problems of others in the industries in which we operate, including our competitors, may also negatively impact our brand, public credibility and consumer confidence by association, and may also affect the value of your investment.

As the green industrial supply chain industry continues to develop, competition could intensify, and we may not be successful in competing in this industry.

Technological innovation is one of the key factors driving the development of the green industrial supply chain, and the inability to keep pace with market demands may pose a significant risk. As the demand for sustainable solutions grows, companies need to respond quickly to maintain their competitiveness. However, the development and application of technology often require substantial time and resources, especially in complex areas such as clean energy, waste management, and circular economy. Many green technologies are still in the developmental stage, and relevant talent is relatively scarce, particularly in niche areas like sustainable aviation fuel, where a mature production method has yet to be established. If we fail to update and enhance our technological capabilities in a timely manner, we risk missing development opportunities, which can affect the overall efficiency and effectiveness of the green industrial supply chain.

As our industry continues to develop, competition could intensify in the future, including due to increased demand, continuing globalization, new market entrants into the green industrial supply chain. We expect that more competitors will enter the green industrial supply chain market, and these new entrants will further increase competition. We expect competition in such market to intensify in the future in light of increased demand, continuing globalization, brand differentiation, product design, pricing and total cost of ownership, service and manufacturing scale and efficiency. Increased competition may lead to lower sales which may result in downward price pressure and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Increases in the cost or reduction in the supply of renewable resources could have an adverse impact on our business, financial condition and results of operations.

The development of the green industrial supply chain heavily relies on the stable supply of renewable resources, but uncertainties in resource supply may pose significant risks for the industry. As demand for green products increases, competition for resources will intensify. Certain key resources, such as rare earth metals and lithium battery materials, may face depletion risks due to over-extraction. This resource scarcity can lead to skyrocketing raw material prices, thereby impacting the cost structure of the entire supply chain. In addition, tariffs or other trade restrictions on such resources imposed by governmental agencies may put upward pressure on prices of these products in the jurisdictions from which we currently purchase resources, which could reduce our ability to offer competitive pricing to potential customers.

Additionally, global political situations and trade frictions may also affect the security of resource supply chains. In recent years, the uncertainty in the global trade environment has increased, and trade restrictions between countries may hinder resource flow, impacting supply chain stability. These legal and policy developments could disrupt our supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. Broader policy uncertainty could also reduce resource production generally, affecting supplies and/or prices, regardless of supplier. While we intend to develop multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry and the sourcing of raw materials, or other adverse consequences to our business.

We intend to closely monitor international political and economic conditions and adjust our supply chain strategies in a timely manner to ensure a stable supply of key resources. However, we cannot predict what additional actions may be taken with respect to tariffs, trade regulations or other governmental actions that could affect our business. If additional measures are imposed or other negotiated outcomes occur, our ability to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

The carbon credit market is volatile, and any decline in value of carbon credits or carbon offsets could materially and adversely affect our business.

Carbon credit trading is a critical guarantee for the commercialization of the green industrial supply chain. Traditionally, the market viewed ESG compliance as a cost for enterprises, while the establishment of carbon credit trading platforms has given carbon reduction itself commercial value. The greater the market affirmation of carbon credit assets, the stronger the demand for green transformation within the industrial supply chain, which in turn promotes the development of the green industrial supply chain. However, the volatility of carbon credits is one of the key risks affecting industry development. As countries emphasize carbon reduction goals, carbon emissions trading markets have emerged; however, market instability may lead to higher transaction costs and risks for companies.

The value of carbon credits and carbon offsets fluctuate based on market, standard-setting and regulatory forces outside our control. Although the value of carbon credits and carbon offsets has been rising in recent years, new technologies or easier carbon credit or carbon offset issuance rules, for example, may facilitate an increase in the supply of carbon credits and carbon offsets that outstrips demand, resulting in the value of carbon credits and carbon offsets to decline. Apart from supply and demand, the carbon credits prices may also be impacted by micro-and macro-economic conditions, general economic sentiment, international mandates, geopolitical tension, technology enhancements, inflation and currency exchange rates. A decline in carbon credit prices may raise doubts about the commercialization of the industrial supply chain’s green transformation. Transparency and regulatory issues within carbon markets are also risks that companies need to be aware of. If the market lacks sufficient oversight, speculative behavior may intensify, further affecting the stability of carbon prices. Any decline in the value of carbon credits or carbon offsets could materially and adversely affect our business, results of operations and financial condition.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt green products, which may be affected by various factors, including developments in the industries we operate in.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt products in the green energy space. Demand for our products and services may be affected by many factors, including economic conditions, price changes and consumer awareness. Economic fluctuations may weaken the investment and consumption willingness of both enterprises and consumers, impacting the sales of sustainable products. For instance, during economic downturns, customers often prioritize lower-priced traditional products over green alternatives, putting direct pressure on sales and profits. Although green products generally have lower operating costs over time, their initial investment costs are often high, leading many downstream customers to prefer lower-priced traditional products. Therefore, companies need to maintain product quality while actively reducing production costs to enhance the market competitiveness of green products.

The market for our products and services is still evolving, characterized by changing technologies, a competitive pricing environment, evolving government regulations and industry standards, and changing consumer demands and behaviors. We may be unable to keep up with such changes and, as a result, our competitiveness may suffer. As technologies change, we will need to source and integrate the latest technology into our products and services. The introduction and integration of new technologies into our products and services may increase our costs and capital expenditures. Any failure by us to cost efficiently implement new technologies or adjust our operations could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Digital assets represent a new and rapidly evolving industry, and the value of our Common Stock may depend on the acceptance of our proposed digital asset products.

We are developing an intelligent software platform that will, among other things, involve tokenization of green data and the generation of digital asset trading revenue related thereto. In general, digital asset networks and other cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. For example, the realization of one or more of the following risks could materially adversely affect the value of our Common Stock:

•        Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services, which could decrease the price of digital assets generally or individually.

•        Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.

•        Certain privacy-preserving features have been or are expected to be introduced to a number of digital asset networks. If any such features are introduced to any trading platforms or businesses that facilitate transactions related to the DXG RWA Factory, we may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

Many digital assets were only introduced within the past fifteen years, and the medium-to-long-term value of our Common Stock may be subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets.

Many digital assets were only introduced within the past decade, and the medium-to-long-term value of our Common Stock may be subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the recentness of their development; their dependence on the internet and other technologies;

their dependence on the role played by users, developers and validators; and the potential for malicious activity. For example, the realization of one or more of the following risks could materially adversely affect the value of our Common Stock:

•        Digital asset networks are in the early stages of development. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks. Because we expect to generate revenue primarily from subscription and usage fees and digital asset trading revenue from the monetization of the digital financial instruments we create for our customers, the value of our Common Stock may be subject to a number of factors relating to the fundamental investment characteristics of digital assets, including the fact that digital assets are bearer instruments and loss, theft, compromise, or destruction of the associated private keys could result in permanent loss of the asset.

•        Digital asset networks are dependent upon the internet. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, a disruption may impact their value.

•        Many digital asset networks face significant scaling challenges and are being upgraded with various features designed to increase the speed of digital asset transactions and the number of transactions that can be processed in a given period (known as “throughput”). These attempts to increase the volume of transactions may not be effective, and such upgrades may fail, resulting in potentially material negative impact on the value of such digital asset networks and the digital assets being traded thereon.

•        In the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying the digital asset network upon which our digital financial instruments may trade could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to compromise the security of any such networks, which would adversely affect the value of our Common Stock. Moreover, functionality of any such network may be negatively affected such that it is no longer attractive to users, thereby dampening demand for our digital financial instruments. Even if another digital asset were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the value of our Common Stock.

Moreover, because digital assets have been in existence for a relatively short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this Prospectus.

We may not be able to adequately evaluate the risks associated with our planned DXG RWA Factory platform.

The DXG RWA Factory may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of cryptocurrencies, NFTs, and blockchain technology, we may be unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

As the market for NFTs and other tokenized real world assets is relatively nascent, it is difficult to predict how the legal and regulatory framework around such digital assets will develop and how such developments will impact our business and our platform. Further, market acceptance of tokenized real world assets is uncertain as buyers may be unfamiliar or uncomfortable with digital assets generally, how to transact in digital assets, or how to assess their value. The launch of the DXG RWA Factory also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch our new offering, creator and buyer acceptance, technical issues with the operation of the platform, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to the DXG RWA Factory, as tokenized real world assets are still considered a relatively novel concept. If we fail to accurately anticipate or manage the risks associated with the DXG RWA Factory or with our facilitation of crypto asset transactions, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with the DXG RWA Factory or crypto asset transactions, the DXG RWA Factory may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.

Beginning in the fourth quarter of 2021, and continuing throughout 2022 and 2023, digital asset prices fell precipitously. This has led to volatility and disruption in the digital asset markets and financial difficulties for several prominent industry participants, including digital asset trading platforms, hedge funds and lending platforms. For example, in the first half of 2022, digital asset lenders Celsius Network LLC and Voyager Digital Ltd. and digital asset hedge fund Three Arrows Capital each declared bankruptcy, and the stablecoin TerraUSD collapsed. These events caused a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly, and market-wide declines in digital asset trading prices and liquidity.

Thereafter, in November 2022, FTX Trading Ltd. (“FTX”), the third largest digital asset trading platform by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency. Shortly thereafter, FTX’s CEO resigned and FTX and numerous affiliates of FTX filed for bankruptcy. The U.S. Department of Justice subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. Subsequently, in November 2023, FTX’s CEO was found guilty by a federal jury on all seven criminal counts against him, including fraud and conspiracy to commit wire fraud, conspiracy to commit securities fraud, conspiracy to commit commodities fraud, and conspiracy to commit money laundering. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. Following FTX’s bankruptcy filing, several other entities in the digital asset industry filed for bankruptcy, such as BlockFi Inc. and Genesis Global Capital, LLC. Additionally, in November 2023, the U.S. Department of the Treasury settled charges against Binance for violations of U.S. anti-money laundering and sanctions laws. The SEC also brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC on January 12, 2023, for their alleged unregistered offer and sale of securities to retail investors.

The collapse of TerraUSD and the bankruptcy filings of FTX, Celsius, Voyager and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset trading platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset trading platforms and custodians. The U.S. regulatory regime — namely the Federal Reserve Board, the U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, the Financial Crimes Enforcement Network (“FinCEN”), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Bureau of Investigation) as well as the White House — have issued reports and releases concerning digital assets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty and may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require us to comply with certain regulatory regimes, which could result in new costs. We may have to devote increased time and attention to regulatory matters, which could increase costs. New laws, regulations and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets, which could have a negative effect on the value of any digital financial instruments we may create, which in turn would have a negative effect on the value of our Common Stock.

These events are continuing to develop at a rapid pace and it is not possible to predict at this time all of the risks that they may pose to us, our subsidiaries and/or our third-party service providers, or to the digital asset industry as a whole.

Continued disruption and instability in the digital asset markets as these events develop could have a material adverse effect on the value of our Common Stock, and our Common Stock could lose all or substantially all of its value.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Beginning with our second annual report following this Direct Listing, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, our independent registered public accounting firm will be required to formally attest to and report on the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” (“EGC”) (as defined in the JOBS Act). See “Risk Factors — Risks Related to the Ownership of Our Common Stock” — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls are designed, documented, operated or reviewed. Remediation efforts may not enable us to avoid a material weakness in the future.

Although efforts to document, test, evaluate and remediate our internal control over financial reporting are in progress, there is a risk that we will not be able to conclude, within the prescribed timeframe, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Testing and maintaining internal control may divert our management’s attention from other matters that are important to our business. During the evaluation and testing process, we may identify one or more material weaknesses in internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our Common Stock to decline and could subject us to investigation or sanctions by the SEC. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We collaborate with a range of third parties, including for certain business partners for key aspects of our business, and any failure of these partners to deliver their services adequately will adversely impact our business, operations, reputation, results of operations and prospects.

We contract with third parties to provide purchasing, transportation, storage and other logistics services to our customers on their behalf.

Although we take care to select our third-party business partners and contractors, we cannot control their actions. If our vendors fail to perform as we expect, our operations and reputation could suffer if the failure harms the vendors’ ability to serve us and our customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. We may not be able to renew or enter into new arrangements with our third-party providers on terms satisfactory to us. If we successfully grow our business as expected, our third-party providers will be required to meet increased requirements from us as we seek to serve greater customer demand.

The use of third-party vendors represents an inherent risk to us that could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success. We have, to date, developed all of our technologies in-house, but we also expect to collaborate with third-party business partners as we complete developing our full platform. We have invested in our research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. A delay in the development or regulatory approval (if applicable) of technologies for our platform could delay our expected timelines to bring our products and services to market or to provide upgrades to existing products or services or generally fail to meet customer demand, which would in turn damage our brand and reputation, adversely affect our business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

Our historical results of operations are not, and our past growth may not, be indicative of our future performance or prospects.

This prospectus includes financial information as of December 31, 2024, 2023 and 2022, and the respective twelve month periods ending thereon.

We have experienced rapid growth of our business in the past, with operations focused on our home markets of the Republic of Korea and in China. There can be no assurance that we will be able to achieve similar rapid growth of our business in our international markets where the business, regulatory and consumer landscapes may differ significantly from the Republic of Korea and China.

We intend to expand from a green logistics supply chain firm into an intelligent platform company operating in the green data digitalization and monetization sector. Our expansion effort into this substantially different marketplace requiring substantially different capabilities may result in a significant reduction in our ability to conduct our existing business over time. Given the above, our past growth and historical financial results of operations may not be indicative of our future performance or prospects.

Our business depends on the continued efforts of our people and our ability to recruit new talent and our operations may be disrupted if we lose their services.

Our success depends on the continued efforts of our people, including our key management and employees with expertise in various areas. If our personnel are unable or unwilling to continue their services with us, we might not be able to replace such personnel in a timely manner or without incurring additional costs or we might not be able to find replacements with appropriate experience. The intended green energy and software platform industries are characterized by high demand and intense competition for talent, and as we build our brand and become more well-known outside of the Republic of Korea and China, the risk that competitors or other companies may seek to hire our talent could increase. In addition, we may need to expend significant time and expense to train new employees that we are required to hire.

We will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We intend to operate in numerous markets worldwide and as such will be exposed to risks stemming from fluctuations in currency and interest rates.

Our exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities.

Our direct exposure to interest rate risk stems from our use of various forms of financing to cover future funding requirements for our activities and changes in interest rates can affect our net revenues, finance costs and margins. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Our global operations expose us to business and legal risks, which could restrict or limit our ability to execute our strategy.

Our headquarters and significant operations are based outside of the United States, and currently are principally based in the Republic of Korea and the People’s Republic of China. We are subject to risks customarily associated with such global operations, including: the complexity of laws, regulations, and markets in the countries in which we operate; the uncertainty of enforcement of remedies in certain jurisdictions; the effect of currency exchange rate fluctuations; export control laws; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel; the economic, tax, and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery, and anti-corruption laws, including the Foreign Corrupt Practices Act, The Improper Solicitation and Graft Act of Korea, and other anti-corruption laws that generally prohibit persons and companies and their agents from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate recordkeeping and further require companies to devise and maintain an adequate system of internal accounting controls.

If we adopt policies and controls that are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows, and financial condition. In addition, our business operations could be interrupted and negatively affected by terrorist activity, political unrest, or other economic or political uncertainties. Moreover, countries, including in particular Korea, the PRC and the United States, could impose tariffs, quotas, trade barriers, and other similar restrictions that adversely impact the international nature of our business.

Further, our ability to expand successfully in other countries involves other risks, including difficulties in integrating local operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in countries other than Korea and China.

Risks Related to Information Technology, Cybersecurity and Data Privacy

We utilize third-party service providers to support our service and business operations and any disruption or delays in service from these third-party providers could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our brand, reputation and ability to attract customers depends on the reliable performance of our products and services and the supporting systems, technology, and infrastructure. For example, we are expecting to use, systems such as Amazon Web Services (“AWS”) and Microsoft Azure for cloud-based services. The availability and effectiveness of these services depend on the continued operation of information technology systems. We will rely on leading third party providers to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Although we will put in place disaster recovery plans, including the use of multiple cloud service providers spread out across different locations, our systems and operations will still be vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within our information systems could target our manufacturing and/or business capabilities limiting the availability and uptime of these systems or eliciting payment from us. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

Problems faced by our third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in our systems. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Business interruption insurance that we may carry in the future may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our business, financial condition, results of operations, cash flows and prospects.

Breaches in data security, failure of information security systems and privacy concerns could subject us to penalties, damage our reputation and brand, and adversely impact our business, financial condition, results of operations, cash flows and prospects.

We and our suppliers and service providers may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our suppliers’) internal networks, infrastructure, and cloud deployed products and the information they store and process.

Although we have implemented security measures to prevent such attacks, our networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or other causes, and as a result, an unauthorized party may obtain access to our systems, networks, or data. We and our suppliers have in the past been subject to ransomware and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively that this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

We work with various third-party suppliers and service providers in the course of operating our business, and we depend on such third parties to take appropriate measures to protect the security and integrity of their information and systems. We cannot assure you that the measures taken by our third-party suppliers and service providers will be effective.

We and our third-party suppliers and service providers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in our data security or that of our suppliers or service providers could create system disruptions or slowdowns and provide malicious parties with access to information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our business, financial condition, results of operations, cash flows and prospects. Further, any breach in our data security or those of our third-party suppliers and service providers could allow malicious parties to access sensitive systems, such as our product themselves. Such access could adversely impact the safety of our employees, our customers and third parties.

Furthermore, cybersecurity organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We and our suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments where we operate.

Any actual, alleged or perceived failure to prevent a security breach or to comply with our cybersecurity policies or cybersecurity-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we or our suppliers or service providers suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm.

In addition, we may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and customer and investor confidence in our company, and would materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We retain certain information about our customers, which may subject us to customer concerns or various privacy and consumer protection laws.

As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in all of the countries and jurisdictions where we operate or have customers. Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and restrictions on the conduct of our business and the manner in which we interact with our customers.

Failure to comply with applicable laws and regulations could result in regulatory enforcement actions against us. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

Risks Related to Regulations and Litigation

The green industrial supply chain industry is in an early developmental stage and, as such, is subject to an uncertain and evolving regulatory regime. Changes in applicable regulations or a failure to comply with such regulations could harm our reputation and brand, subject us to significant fines and liability, or otherwise adversely affect our business.

The development of the global green industrial supply chain relies on government policies and regulatory support. This industry is still in its early stages, and the immaturity of technologies and systems has resulted in inadequate profitability, making the industry heavily reliant on policy guidance. Consequently, changes in the policy environment can have a significant impact on the stability and development direction of the entire industry. For example, if a particular environmental subsidy policy is reduced or eliminated, operating costs for companies may rise sharply, affecting their profitability. Smaller enterprises that depend on government support may face existential threats. Moreover, policy uncertainty may lead companies to reduce investments, especially in research and development of new technologies and green products, hindering overall innovation and sustainable development in the industry. The laws, regulations, standards and policies related to our industry are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As we expand our business into the target markets, we are in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

To mitigate risks arising from policy changes, businesses need to actively monitor policy trends and adjust their operational strategies in a timely manner to adapt to the evolving policy environment.

Our policies and procedures for assessing whether the digital assets and related services we intend to offer are securities under U.S. law are based on internal risk-based judgments and are not binding on regulatory authorities. If the SEC or another regulatory body disagrees with our assessments, we may be subject to enforcement actions, penalties, and other adverse consequences.

We intend to offer our digital assets and related services to customers in the United States, and therefore, such products and services will be subject to regulation by U.S. regulatory authorities. We have developed internal policies and procedures designed to evaluate whether the digital assets and digital-asset-related services and products we intend to offer are “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These policies and procedures are based on available legal frameworks, including judicial precedent, regulatory guidance, and our understanding of applicable securities laws. However, the legal status of digital assets remains highly uncertain and subject to ongoing regulatory scrutiny and evolving interpretations by courts and regulators, including the SEC. Our determinations as to whether a particular digital asset or service will constitute a security are risk-based judgments made internally, and they do not constitute legal determinations that are binding on the SEC, other regulatory authorities, or the courts. As a result, there is a risk that the SEC or another regulatory body may take a different position and determine that one or more of the digital assets or related services we intend to offer constitute securities under U.S. law. If such a determination were made, we could be subject to regulatory investigations, enforcement actions, significant penalties, cease-and-desist orders, or other legal consequences, any of which could have a material adverse effect on our business, financial condition, and prospects. Moreover, if any digital assets or services we intend to provide are deemed to involve securities, we may be required to register with the SEC or another regulatory authority, obtain necessary licenses, or modify or discontinue certain aspects of our business to comply with applicable laws. Such regulatory actions could result in significant legal costs, operational disruptions, reputational harm, and a loss of business opportunities. In addition, if any digital assets or services we intend to provide are deemed to involve securities, we could be considered an unregistered “investment company” under SEC rules. In such case, the provision of such digital assets or services may be deemed an illegal offering of securities. If we are deemed subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) there is no guarantee that we will be able to register as an investment company at such time or take such other actions as may be necessary to ensure that our activities comply with applicable law.

Additionally, the regulatory landscape for digital assets continues to evolve, with increasing scrutiny from U.S. and international regulators. Future legislative, judicial, or regulatory developments could further impact our ability to operate, require us to adopt additional compliance measures, or subject us to new legal risks that we cannot currently anticipate. Given the inherent uncertainty in the classification of digital assets under securities laws, investors in our company may face significant risks associated with the potential reclassification of our products and services and the resulting regulatory and enforcement consequences.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (b) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe the digital assets or services we and our subsidiaries intend to provide will constitute a security for the purposes of the Investment Company Act and, therefore, we believe the Company can reasonably conclude that neither it nor its subsidiaries are primarily engaged in investing in securities and therefore do not meet any of the definitions of investment company under Section 3 of the Investment Company Act. However, if anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our Common Stock.

The tokenization of certain green data real world assets on our platform may subject us to additional regulatory requirements that could be costly and difficult to comply with or may subject us to other risks that could result in additional liability, reputational harm, or other consequences that could adversely affect our business, results of operations, financial condition, and prospects.

The tokenization of real world assets is subject to complex and rapidly evolving laws and regulations, and governments and regulatory authorities may disagree with our risk-based judgments about how these laws and regulations apply to our business initiatives, or may enact, interpret, or apply laws and regulations that are inconsistent across jurisdictions. In addition, future legal and regulatory developments related to tokenization of real world assets may negatively impact demand for, and our ability to offer, products and services related to these new technologies. They may also increase our compliance and litigation costs, cause us to change our business practices, and harm our business, results of operations, financial condition, and prospects. The DXG RWA Factory will rely on blockchain technology, which exposes us to risks related to cybersecurity, malicious attack, and technological obsolescence. While we believe we have taken reasonable measures to secure our use of blockchain technology, these risks, in addition to human errors and computer malfunctions, may harm or result in the loss of any digital assets we control. While we believe blockchain technology has significant potential, long-term adoption is uncertain. New legislation and regulations, law enforcement and regulatory interventions, and judicial decisions may adversely affect blockchain technology and tokenization of real world assets, and future adoption of both by consumers and businesses. Developments of this nature may also adversely affect the value of any blockchain technology we control, and our ability to buy, sell, accept, and use cryptocurrencies and blockchain technology in the future.

Our efforts to comply with these laws and regulations could be costly and may still not guarantee compliance. We may also be subject to selective or inconsistent government regulatory action or enforcement or be the subject of claims in private litigation or other actions. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, and may subject us to additional regulation and oversight, all of which could significantly increase our operating costs. If any of these risks occurs, our business, results of operations, financial condition, and prospects could be adversely affected.

The DXG RWA Factory may be subject to regulation by financial regulators.

Tokenized real world assets, in general, and the DXG RWA Factory may also be subject to regulations of the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. Further, the Office of Foreign Assets Controls (“OFAC”) has signaled sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. The nature of many Tokenized real world asset transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which tokenized real world assets have some similarities, fall within the definition of “commodities.” If our digitized financial instruments were deemed to be a commodity, transactions in such instruments could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if such digitized financial instruments were deemed to be a “security”, it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for such transactions, sellers of digital financial instruments and the transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. Transactions in tokenized real world assets may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. Tokenized real world asset transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. Our launch and operation of the DXG RWA Factory expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of the DXG RWA Factory and harm our business, financial condition, results of operations, reputation, and prospects.

Misconduct by our employees could expose us to legal liabilities, reputational harm and/or other damages to our business.

Our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information (including customer data) and/or proprietary technologies and know-how. We cannot assure you that our employees will always abide by the terms of their labor contracts, our codes of conduct, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, while we seek to effectively screen candidates during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Except as disclosed in “Business — Legal Proceedings,” we are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. While we currently carry national pension, health insurance, long term nursing insurance, unemployment insurance and plan to cover all mandatory insurance policies, we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us and any other business-related risks, including any losses resulting from product defects, fires, natural calamities or acts of God. Any imposition of liability that is not covered by our existing insurance, or is in excess of our existing insurance coverage could harm our business operations and results.

A successful liability claim against us due to injuries or other costs suffered by our customers could generate substantial negative publicity about our business and materially and adversely affect brand and reputation, as well as our business, financial condition, results of operations, cash flows and prospects. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Increasing scrutiny and changing expectations from our investors, customers and employees with respect to our ESG practices may impose additional costs on us or expose us to new or additional risks.

We believe our investors, customers, employees, regulators and other stakeholders will have interest in our ESG practices. Such practices may be taken into consideration by investors in making their investment decisions, and they may not invest in us if they believe that our ESG practices plan is inadequate or may invest in our competitors if our ESG practices are perceived to be less robust than that of our competitors. The criteria by which companies ESG practices are assessed are subject to change. We may be subject to heightened scrutiny from stakeholders and other third parties in respect of our ESG performance, and we may be required to undertake costly initiatives to maintain a positive ESG outlook or to satisfy any new criteria. Our brand and reputation may be adversely affected if we fail to meet applicable ESG standards or fail to maintain our rating. In addition, our future competitors may achieve similar or better ratings than us.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our brand and reputation and our business, financial condition, results of operations, cash flows and prospects.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our brand and reputation and business, financial condition, results of operations, cash flows and prospects. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Common Stock.

Risks Related to Intellectual Property

Our use of open source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of trade secrets (including those in our know-how) and copyrights rights granted by intellectual property laws, as well as employee and third-party nondisclosure agreements and other contractual rights to establish and protect our technology and intellectual property rights. Thus, our intellectual property rights may not be enforceable across various international jurisdictions and may be challenged, contested, circumvented or invalidated by third parties.

The occurrence of any of the foregoing events may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property rights or may adversely affect the conduct of our business. Despite our efforts to protect our owned, jointly owned and licensed intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may need to defend ourselves and our employees, agents and contractors against patent, trademark and/or other intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

We are involved in and may in the future become party to additional intellectual property infringement proceedings. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights either directly or through our employees, agents or contractors. Such parties may in the future bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. Moreover, if the third-party technology partners (including our affiliates) with whom we jointly own or from whom we license intellectual property rights infringe, misappropriate, dilute or otherwise violate other parties’ intellectual property rights, we may also be subject to liability pursuant to any ensuing litigation.

Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities, even if we ultimately prevail in such proceedings. Further, if we or the third-party technology partners with whom we jointly own or from whom we license intellectual property rights are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;

•        pay substantial royalty or license fees or other damages;

•        seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable or exclusive terms or at all; or

•        establish and maintain alternative branding for our products and services.

Although our contracts with third parties typically include indemnification clauses which require such parties to indemnify us against any damages arising from infringements of other’s intellectual property rights, in the event of a successful claim of infringement against us or our third-party technology partners, or if we fail or are unable to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, results of operations, cash flows and prospects could still be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Our rights to indemnity may not fully cover the costs or damages arising from any intellectual property right infringements that may occur.

Risks Relating to doing business in Korea and China

Escalations in tensions with North Korea could have a material adverse effect on our business, prospects, financial condition, and results of operations, and the market value of our Common Stock.

We are incorporated in Korea and certain of our operations are located in Korea. As a result, we are subject to geopolitical uncertainties and risks involving Korea and North Korea.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the market price of our common stock.

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business, financial condition and results of operations.

Currently, a material portion of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are affected by economic, political and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In recent decades, the Chinese government has implemented a series of reform measures, including, among others, the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises. In addition, the Chinese government also plays a significant role in regulating industry development and has extensive influence over China’s economic growth through allocating resources, foreign exchange control and setting monetary and fiscal policy.

The growth of China’s economy has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may fluctuate or even decline in the near future. Some of the government measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over the current regulatory regime in certain industries or in certain activities. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our subsidiaries’ operations, and limit our ability to offer or continue to offer securities to investors and cause the value of our securities to decline or be worthless.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct a material portion of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China over the past several decades. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

It may not be possible for investors to enforce U.S. judgments against us.

Our headquarters facility is located in Korea and a material portion of our operations are located in Korea and China. In addition, four of our directors are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult for U.S. investors to serve process within the United States upon us (other than our subsidiaries) or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. There is doubt as to the enforceability in Korean or Chinese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

In addition to our operations in China, our director Lan Yang is domiciled in China and our director Jimmy Lai is domiciled in Hong Kong. The recognition and enforcement of U.S. judgments in China are governed mainly by the PRC Civil Procedure Law. As there is no existing bilateral or multilateral treaty binding upon both the US and China on enforcement of foreign judgment, the application for enforcing a US judgment in China may be filed in application of principle of reciprocity only. It is uncertain whether such reciprocity will be established by Chinese courts, Even though such reciprocity is eventually established by the competent Chinese courts, the Chinese court may refuse to enforce a U.S. judgment if it violates fundamental principles of Chinese laws or national sovereignty, national security or social public interests. It is therefore uncertain whether US court judgments would be recognized or enforced in China, especially cases concerning U.S. securities laws. Chinese courts may allow foreign shareholders to file lawsuits in China if they establish sufficient jurisdictional ties. However, as our Company issuing the Common Stock is incorporated in Korea, investors may face challenges in establishing nexus required for asserting jurisdiction in China against us. Even if investors succeed in filing a lawsuit in a Chinese court against any of our directors or officers, investors may not receive from the Chinese courts legal remedies based upon US securities law. In addition, while it is possible for foreign arbitration awards to be recognized and enforced in China under international conventions, courts in China may refuse to enforce an arbitral award if there are serious procedural issues, arbitrability issue, or public interest concerns.

The PRC government may intervene or influence our operations at any time, or may exert more control over the China operations of an offshore holding company and offerings conducted overseas and foreign investment in China-based issuers, such as our PRC subsidiaries. Such control or influence may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China through our operating subsidiaries. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government has significant oversight over the conduct of our business. The PRC government may intervene or influence our subsidiaries’ operations at any time, which could result in a material change in our operations and/or the value of the Company’s securities. We expect the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over current regulatory regime in certain industries or in certain activities. For instance, the PRC government has discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our subsidiaries’ operations, and limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to decline or be worthless.

The approval or filing of the CSRC or other PRC regulatory agencies may be required to obtain our listing status or conduct future offshore securities offerings.

On February 17, 2023, the China Securities Regulatory Commission issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supplementary guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, beginning

March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete a filing-for-record procedure with the CSRC prior to their overseas offerings and listings. Our prospective offering of securities will be governed by the Overseas Listing Trial Measures. If a company fails to complete such filing-for-record procedure or conceals any material fact or fabricate any key information in its filing-for-record documents, such prospective issuer may be subject to regulatory sanctions, such as order to rectify, warnings, fines, and the issuer’s controlling shareholders, de-facto controlling persons, the person directly in charge, and other directly liable persons may also be subject to regulatory sanctions, such as warnings and fines.

Under the relevant PRC laws and regulations, we may be required to fulfill the filing-for-record procedure with the CSRC in accordance with the Overseas Listing Trial Measures. However, so far we have not yet submitted to the CSRC the necessary filing-for-record documents under the Overseas Listing Trial Measures in connection with this direct listing. If we are required to fulfill the filing-for-record procedure, it is uncertain whether it would be possible for us to complete the filing-for-record, or how long it will take us to complete the procedure. Any failure to obtain or delay in completing such filing-for-record procedures for this Direct Listing, or a rescission of any such filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. Failure to complete any required filing may result in an investigation by the relevant regulatory authorities, as well as warning, order for rectification and fines (with the maximum fine on the issuer being as high as RMB 10 million), and could lead to an order prohibiting us from conducting this Direct Listing or any future offering. These risks have the potential to cause a material adverse change in our operations and the value of our Common Stock. In addition, they could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or even become worthless. All these actions could in turn materially and adversely affect our business, financial condition, results of operations and prospects, as well as this offering and the listing of the securities.

Moreover, the Chinese government may exert more control over overseas offerings and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

While we believe our PRC operating subsidiaries have various material permissions and approvals required for operating in the PRC, there can be no assurance that the PRC government will not disallow our holding company structure, which would likely result in a material change in our operations and the value of our securities being registered for sale.

Our PRC operating subsidiaries currently have various material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC, including the business license, and we are not required to obtain permission or approval from such PRC authorities as CAC, for their operations. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations, or interpretations change such that we or any of our PRC operating subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Common Stock to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the NYSE, which would likely cause the value of our securities to significantly decline or become worthless.

We may also decide to finance our PRC subsidiaries using capital contributions. We must have an approval/filing from the Ministry of Commerce or its local counterpart for these capital contributions. On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in the PRC by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations/filings or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. These measures, or other economic, political, or social developments in the PRC may cause decreased economic activity in the PRC, which may adversely affect our business, operating results and/or the value of our Common Stock; or may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify.

On November 14, 2021, the CAC released the Draft Network Data Security Regulations for public commenting until December 13, 2021, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the CAC. According to the Draft Network Data Security Regulations, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the CAC.

On December 28, 2021, 13 regulatory authorities (including the CAC) jointly promulgated the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The amended Cybersecurity Review Measures provide that, in addition to Critical Information Infrastructure Operators (“CIIO”) that intend to purchase internet products and services, internet platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the amended Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The amended Cybersecurity Review Measures require that an internet platform operator who possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

In December 2023, the CAC released the Cybersecurity Incident Reporting Draft Measures. These are measures that are aimed at standardizing how cybersecurity incidents are reported, showing China’s broader effects to enhance data security and ensure timely responses to cyber threats. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow to refine its data export regime. Its key provisions include requirements for data localization, risk assessments for cross-border data transfers, and compliance obligations for entities handling sensitive data. It also introduced some exemptions from mandatory security assessments and personal information protection certification requirements for certain categories of data transfers. The regulation aims at reducing compliance burdens for common business activities and promoting a more predictable environment for cross-border data flows. However, it is crucial to note that the requirements of security assessments, standard contracts, and certifications remain applicable for data transfers falling outside these exemptions, particularly those involving “important data” or exceeding specified thresholds.

Furthermore, on September 24, 2024, the State Council of China promulgated the Regulations on the Network Data Security Management (the “Network Data Regulation”), which became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

As of the date of this prospectus, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal data protection and have not received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe we and our PRC subsidiaries are not subject to the cybersecurity review by the CAC since our PRC subsidiaries are not CIIOs or internet platform operators that possess personal information of more than one million users or engage in data processing activities that affect or may affect national security. However, the relevant PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion stated above.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

There exist legal risks with our activities relating to Carbon Emission Credits and Renewable Energy Certificates (REC).

Our business plan includes engaging in activities related to carbon emission credits and RECs that originate from our customers’ carbon-reduction projects in China. The regulatory framework governing carbon-emissions trading and RECs in China is relatively new and rapidly evolving. The primary regulatory authority is the Chinese Ministry of Ecology and Environment of the PRC (“MEE”), along with other relevant ministries and local authorities. Regulations, rules, and interpretations related to creating, verifying, trading, and monetizing carbon credits and RECs are subject to future changes, and new regulations may be issued that could impact our business.

Our activities, including advising customers on carbon reduction projects, digitalizing green data into RECs and Carbon Credits, and potentially trading these instruments, may be subject to various PRC laws and regulations. These could include regulations related to environmental protection, data protection, and trading of financial instruments and carbon-emission credits. We cannot guarantee that we will be able to obtain requisite approvals and permits for each item of our business activities in a timely manner in the future. Failure to obtain necessary approvals or comply with applicable regulations could result in penalties, including fines, suspension or cessation of our operations related to carbon credits and RECs, and could materially and adversely affect our business, financial condition, and results of operations.

The tradability of carbon credits and RECs depend on the credibility and accuracy of the underlying carbon reduction projects and the data used to generate these instruments. In China, the verification processes for carbon reduction projects and related data are subject to regulatory oversight and standards set by the MEE and other relevant bodies. If the verification and validation processes for our customers’ projects or the data we collect are deemed inadequate or non-compliant by PRC regulatory bodies (including such third-parties agencies as authorized by the regulatory bodies), the carbon credits and RECs we generate may be invalid. This could negatively impact our ability to monetize these instruments and our reputation.

The markets for carbon emission credits and RECs, both in China and globally, can be volatile and subject to fluctuations based on various factors, including government policies, economic conditions and market sentiment. The liquidity of these markets may also vary. Our ability to successfully trade and monetize carbon credits and RECs will depend on the development and stability of these markets. There is no guarantee that liquid markets will develop or be sustained for the types of instruments we intend to create and trade, and we may face difficulties in selling or realizing value from these assets, which could negatively impact our profitability.

While we intend to trade these financial products in global digital financial markets, PRC regulations may impose restrictions on the cross-border transfer and trading of carbon credits and RECs originating in China. Future regulations could limit our ability to trade these instruments on international platforms or require specific permits for such cross-border activities. Such restrictions could significantly limit our business model and our ability to generate revenue from trading carbon credits and RECs originating in China.

There may exist legal risks with our activities relating to cryptocurrency transactions, and the Chinese regulatory authorities may restrict or prohibit our trading of REC-based or carbon emission-based financial products.

The PRC government has explicitly prohibited cryptocurrency exchanges from operating in China and has banned initial coin offerings (ICOs). While these prohibitions are primarily directed at activities within China, the regulatory landscape is constantly evolving, and there is a risk that future PRC regulations could further restrict or prohibit activities related to other forms of cryptocurrency and digital assets, even those conducted by China-based companies outside of China. Although we intend to conduct our trading activities on global digital trading platforms outside of China, any perceived connection to our operations in China could lead to scrutiny from regulatory authorities, which may result in penalties, restrictions, or the cessation of our business activities. Such restrictions could impact our ability to trade cryptocurrency-related financial products and could negatively affect our business model.

We intend to trade financial products on international digital trading platforms and certification agencies such as Binance, Coinbase, Bybit, WSSO, and CBDCCO, which operate outside of China and are subject to regulations in their respective jurisdictions. However, there is a risk that PRC regulatory authorities may view our activities on these platforms as being subject to PRC regulations, particularly given the potential involvement of our China-based subsidiaries, personnel and customers. Furthermore, these international platforms themselves are subject to regulatory scrutiny in various jurisdictions, and any regulatory actions against these platforms, or changes in their operational policies, could indirectly impact our ability to trade and manage our assets. We may also face challenges in complying with the regulations and compliance requirements of these international platforms, which could result in restrictions on our trading activities.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China can change quickly with little advance notice. Any changes in PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Rules and regulations in China can change quickly with little advance notice. We and our current subsidiaries are, and any future subsidiaries will be, considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are and will be required to comply with PRC laws and regulations applicable to foreign persons or foreign-invested enterprises. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. Exploration and mining operations in the PRC are subject to environmental laws and regulations, and the imposition of more stringent environmental regulations may affect our ability to comply with, or our costs to comply with, such regulations. Such changes, if implemented, may adversely affect our business operations and may reduce our profitability. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

Some recent developments in regulations include the promulgation of implementation rules relating to the AUCL and AML. Failure to comply with China’s competition and antitrust laws such as AUCL and AML, may lead to investigations, enforcement actions or disputes against us which could have an adverse effect on our business condition or delay any expansion plans of our business through mergers, consolidations, etc. The Chinese authorities have significantly enhanced its enforcement of AUCL and AML and regulations in the recent years. AUCL identifies unfair competition as business activities in which a business operator in question disrupts market competition order and damages legitimate rights and interests of other operators or consumers. Violation of AUCL may be subject us to civil, administrative or criminal liabilities. In March 2018, the State Administration for Market Regulation (SAMR) was formed as a governmental agency to carry out anti-monopoly enforcement functions.

In September 2020, the SAMR issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent compliance risks. Subsequently, SAMR has issued multiple guidelines and rules to further its governance efforts. For example, in March 2023 alone, the SAMR issued four anti-monopolistic regulations: Provisions Prohibiting Monopolistic Agreements, Provisions Prohibiting Acts of Abusing Market Dominant Status, Operators Concentration Review Rules, and Provisions Prohibiting Acts of Abusing Administrative Power to Exclude and Restrict Competitive Acts. While we have been conducting necessary self-inspections and making rectifications to comply with the abovementioned rules and guidelines, we may still be subject to rectification requests from the governmental authorities. Further, we may not be in compliance with all applicable anti-monopoly and anti-unfair competition regulations at all times. Due to the enhanced governance, we may need to dedicate more resources or even restructure our affected businesses activities. This may adversely impact our business operations. Our efforts to expand our business through mergers, acquisitions of stock and/or assets and the like, may be delayed or disallowed due to approval processes required by the regulations discussed above. This could materially and adversely affect our ability to expand our business or maintain our market share and any anti-monopoly related actions, including regulatory investigations or administrative proceedings initiated against us could result in our Company being subject to regulatory actions and constraints on our investments and acquisitions, which could even include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registration requirements. In addition, a foreign-invested PRC enterprise has limitations upon its uses of capital, including restrictions on such capital being: (i) directly or indirectly used for payments beyond the business scope of the enterprise or payments prohibited by relevant laws and regulations; (ii) used for the granting of loans to non-affiliated enterprises, except where expressly permitted in the foreign-invested PRC enterprise’s business license; and (iii) used for paying expenses related to the purchase of real estate that is not for self-use, except for foreign-invested real estate enterprises. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the local branch of the State Administration for Market Regulation and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our current PRC operating subsidiaries or with respect to future capital contributions by us to our current PRC operating subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies and services, it may have an adverse effect on our profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on bank lending. As a result, domestic and global economic conditions may improve, and the markets we intend to serve may grow, at a lower-than-expected rate or even experience a downturn, adversely affecting our future profitability and growth.

Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Republic of Korea. Under Korean law we may only pay dividends to investors, including U.S. investors, from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown in our books of account, and our capital. As a result of our holding company structure, dividends and other distributions to our shareholders, including U.S. investors, will depend primarily upon dividend payments from our subsidiaries. However, PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits as certain reserve funds according to PRC accounting standards and regulations. The PRC government also imposes controls on the conversion of CNY into foreign currencies and the remittance of currency out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur further debt in the future, debt covenants may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive dividends from our operating companies due to contractual or other limitations on the payment of dividends, we may be unable to pay dividends or make other distributions on our Common Stock.

Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and it may adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of CNY into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, the CNY is currently convertible under the “current account,” which includes trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where CNY is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due, or pay dividends or make other distributions to investors, including U.S. investors. See “Regulation — Regulations Related to Foreign Exchange,” for further details regarding exchange controls in the PRC.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The exchange rate of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As most of our operating expenses are denominated in Renminbi, or CNY, any significant revaluation of the Renminbi may materially and adversely affect our cash flows and financial condition. Additionally, if we convert our CNY into U.S. Dollars, to pay dividends on our Common Stock or for other business purposes, depreciation of the CNY against the U.S. Dollar would negatively affect the amount of U.S. Dollars we convert our CNY into. Conversely, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities or otherwise into CNY for our operations, the appreciation of the CNY against the U.S. Dollar could have an adverse effect on our financial condition and result in a charge to our income statement and a reduction in the value of these U.S. Dollar denominated assets.

PRC SAFE regulations regarding offshore financing activities by PRC residents have undergone changes which may increase the administrative burden we face and create uncertainties that could adversely affect us, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires an amendment to a SAFE registration in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as a change in the PRC shareholders, the names of such special purpose vehicle, and the operation term of such special purpose vehicle, or any significant changes with respect to the offshore special purpose vehicle, such as an increase or decrease of capital, a share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. If our shareholders who are PRC residents fail to make the required SAFE registration or to update a previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions to our PRC subsidiaries.

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. The qualified banks directly examine the applications and accept registrations under the supervision of SAFE. To date, no registration has been filed with SAFE regarding us, and accordingly, SAFE may prohibit distributions from our PRC subsidiaries, which would prevent us from paying dividends, and may adversely affect our financial condition and potentially expose us to liability under PRC law.

The PCAOB may determine that it is unable to inspect our auditor in relation to its audit work performed for our financial statements to its satisfaction, and any inability of the PCAOB to conduct inspections over our auditor may affect our investors’ ability to benefit from such inspections.

Our auditor is J&S Associate PLT, an independent registered public accounting firm headquartered in Malaysia, that issued the audit report included in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, J&S is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess J&S’s compliance with applicable professional standards. J&S is not subject to the Determination Report announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong because of a position taken by one or more authorities in the Mainland China or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely J&S because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and ultimately result in a determination by the NYSE to delist our securities.

The Holding Foreign Companies Accountable Act may result in the delisting of our securities and limit or restrict trading in our securities, which could materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, requires the SEC to prohibit the trading of securities of issuers whose financial statements have been audited by an accounting firm that the PCAOB has been unable to inspect or investigate completely for two consecutive years, rather than three years as previously required.

Our auditor, J&S Associate PLT, is a public accounting firm headquartered in Malaysia and is registered with the PCAOB. J&S has historically been subject to PCAOB inspections, and to our knowledge, it has not been subject to any PCAOB determinations preventing such inspections. However, if the PCAOB determines in the future that it cannot inspect or investigate J&S completely, including as a result of the involvement of PRC-based authorities or audit components related to our Chinese subsidiaries, our securities may be subject to trading prohibitions or delisting.

Furthermore, even if our auditor is not currently subject to PCAOB inspection restrictions, we cannot guarantee that this will not change in the future. If our auditor or any other firm we engage for future audits becomes subject to PCAOB restrictions, we could be identified as a “Commission-Identified Issuer” under the HFCAA, and our securities could be delisted from NYSE and prohibited from trading on U.S. exchanges. Such actions would significantly limit the liquidity and value of our securities and could materially affect investors’ ability to sell or purchase our securities.

Investors should be aware that recent legislative trends indicate an increased regulatory focus on audit transparency for foreign issuers, particularly those with operations in China. Any regulatory developments, restrictions, or PCAOB determinations regarding the audit of our financial statements could have a material adverse effect on our ability to maintain our listing and could result in significant investment risks for our shareholders.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On March 15, 2019, the PRC National People’s Congress enacted the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which became effective on January 1, 2020. The Foreign Investment Law has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Sino-foreign Co-operative Enterprises Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. According to the Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council of China.

On December 26, 2019, the State Council of China issued Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Rules”) which came into effect on January 1, 2020, and replaced the Implementation Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementation Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementation Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the “Negative List” in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises must change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

After the Foreign Investment Law and the Implementation Rules became effective on January 1, 2020, the provisions of the M&A Rules remained effective to the extent they are not inconsistent with the Foreign Investment Law and the Implementation Rules. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law of the PRC, the SAMR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations necessary to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could materially and adversely affect our ability to expand our business or maintain our market share.

In December 2020, the National Development and Reform Commission and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. According to the Security Review of Foreign Investment, for foreign investments that affect or may affect national security, security review shall be conducted in accordance with the provisions thereof. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. It is unclear whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. We cannot assure you that our current or new business operations will remain fully compliant, or that we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

Our PRC subsidiaries are required to maintain a series of licenses, permits and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits or approvals in a timely manner could materially affect our business.

As of the date of this prospectus, as far as we are aware and in the judgment of management, we have obtained all necessary licenses, permits and approvals to operate our business in the PRC, and have not been denied any such licenses, permits or approvals. If we or our PRC subsidiaries fail to maintain or renew such licenses, permits and approvals in a timely manner in the future, our business may be materially affected.

Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

On December 28, 2021, the CAC, together with 12 other departments, adopted the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require network platform operators possessing personal information of more than one million individual users to undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder.

On July 30, 2021, the State Council of China promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology and national defense industries, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries are mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields.

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information of less than one million individuals from PRC operations. We and our PRC subsidiaries have not been identified as critical information infrastructure operators by any PRC authorities. The data collected from our China operations is mainly information related to our production, customers, suppliers and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this prospectus, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC.

Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022, which require that to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) in other circumstances prescribed by the CAC for which declaration of a security assessment for outbound data transfers is required. As we and our PRC subsidiaries do not provide any data collected from China operations abroad, we do not believe it is necessary for us to declare any security assessments pursuant to the Security Assessment Measures for Outbound Data Transfers.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules or detailed implementation and interpretation, and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. If any such new laws, regulations, rules or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this prospectus, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are still new and there is uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the State Administration of Taxation (“SAT”) issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Standards of Actual Organizational Management (“SAT Circular 82”), which was partially amended by the Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the SAT on January 29, 2014, and further partially amended by the Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the “substance over form” principle. In addition, the SAT issued the Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation) (“SAT Bulletin 45”) on July 27, 2011, effective from September 1, 2011, and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” that are applicable to us or our overseas subsidiaries. We do not believe that we meet all of the conditions for a PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, known as the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Taxation Arrangement”), the tax rate is reduced to 5% for dividends if relevant conditions are met, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in the PRC resident enterprise during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain a tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5%

under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiaries to their immediate holding companies. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of common equity if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that we, as a Republic of Korea corporation, are not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Bulletin 37, or to establish that we should not be taxed under SAT Circular 7 and SAT Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our foreign shareholders, including U.S. investors, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised, and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, our PRC subsidiaries could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Overseas regulators may struggle to investigate or gather evidence in China.

Shareholder claims and regulatory investigations that are common in the U.S. face legal and practical challenges in China. Significant barriers exist to providing necessary information for investigations or litigation initiated outside China. While China may establish cooperation mechanisms with foreign securities regulators, such cooperation with U.S. authorities may be inefficient may not be efficient in the absence of mutual and practical cooperation mechanism.

Article 177 of the PRC Securities Law, effective March 2020, prohibits overseas regulators from directly conducting investigations or collecting evidence in China. Additionally, entities or individuals cannot provide documents related to securities activities to foreign organizations or individuals without prior consent of the securities regulatory authority of the State Council of China and the competent departments of the State Council of China. The lack of detailed interpretation or implementation rules for Article 177 of the PRC Securities Law may further complicate efforts to protect your interests.

Risks Related to the Ownership of Our Common Stock

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering of our Common Stock. This listing of our Common Stock on the NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•        There is no firm commitment underwriting. Consequently, prior to the opening of trading on the NYSE, there will be no traditional book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Common Stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Common Stock. Unlike the case in a traditional underwritten offering, this registration statement does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Common Stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Common Stock on the NYSE, there could be greater volatility in the trading price of our Common Stock during the period immediately following the listing. See also “— The trading price of our Common Stock may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

•        There is not a fixed or determined number of shares of Common Stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Common Stock, and there may initially be a lack of supply of, or demand for, shares of Common Stock on the NYSE. Alternatively, the Registered Stockholders or other existing stockholders may choose to sell a significant number of their shares of Common Stock in the near term, resulting in potential oversupply of our Common Stock, which could adversely impact the trading price of our Common Stock once listed on the NYSE and thereafter.

•        None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Common Stock and other significant stockholders, may sell any or all of their shares at any time (subject to any restrictions under applicable law), including immediately upon listing on the NYSE. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Common Stock in the market, which could adversely impact the trading price of our Common Stock. See also “— None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Common Stock in the public markets, or the perception that sales might occur, could cause the trading price of our Common Stock to decline.”

•        We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Common Stock on the NYSE. Instead, we will host an investor day and will engage in additional investor education meetings. In advance of making the investor day content available, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which content will be similar to a traditional roadshow presentation. We will make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will be as effective a method of investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Common Stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Common Stock.

Such differences from an underwritten initial public offering could result in a volatile trading price for our Common Stock and uncertain trading volume, which may adversely affect your ability to sell any Common Stock that you may purchase.

The trading price of our Common Stock may be volatile and could, upon listing on the NYSE, decline significantly and rapidly.

The listing of our Common Stock and the registration of the Registered Stockholders’ shares of Common Stock is a novel process that is not an underwritten initial public offering. We have engaged Kingswood Capital Partners, LLC, or Kingswood; to serve as our financial advisor. There will be no traditional book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE.

As there has not been a recent sustained history of trading in our Common Stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker, or DMM, consult with our financial advisors in order to effect a fair and orderly opening of trading of our Common Stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, the DMM will consult with Kingswood in order for the DMM to effect a fair and orderly opening of our Common Stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. In addition, the DMM may also consult with our other financial advisors, also without coordination with us, in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to them at the time, Kingswood and our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Common Stock that they become aware of from potential investors and holders of our Common Stock, including after consultation with certain investors (which may include certain of the Registered Stockholders). Such investor consultation by the financial advisors would not involve any coordination with or outreach on behalf of the Company. The financial advisors will not engage in a traditional book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the financial advisors provide to the DMM will be based on information that they become aware of from potential investors and holders of our Common Stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. Based on information provided to the NYSE, the opening public price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Common Stock pursuant to NYSE rules. However, because our financial advisors will not have engaged in a traditional book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see the section titled “Plan of Distribution.”

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Common Stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the trading price of our Common Stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of our Common Stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our Common Stock and an unsustainable trading price if the price of our Common Stock significantly rises upon listing and institutional investors believe our Common Stock is worth less than retail investors, in which case the price of our Common Stock may decline over time. Further, if the public trading price of our Common Stock is above the level that investors determine is reasonable for our Common Stock, some investors may attempt to short our Common Stock after trading begins, which would create additional downward pressure on the public trading price of our Common Stock. There will likely be more ability for such investors to short our Common Stock in early trading than is typical for a traditional underwritten public offering given increased availability of our Common Stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our Common Stock and cause volatility in the public trading price of our Common Stock.

The trading price of our Common Stock may be volatile and could fluctuate widely due to factors beyond our control, depending on many factors, including:

•        variations in our revenues, earnings and cash flow;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our services or our industry;

•        the volume of our Common Stock available for public sale; and

•        additions or departures of key personnel;

These factors, as well as general economic, political and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Common Stock. These fluctuations may be even more pronounced in the trading market for our Common Stock shortly following the listing of our Common Stock on the NYSE as a result of the supply and demand forces described above. If the market price of our Common Stock after our Direct Listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment.

In the past, shareholders of public companies have brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of the Common Stock or other equity securities, and the availability of a large number of such securities for sale, could depress the price of the Common Stock.

The sale of a significant number of the Common Stock or other equity securities in the public market after this Direct Listing, or the perception that such sales may occur, could materially and adversely affect the market price of the Common Stock. These factors could also materially impair our ability to raise capital through equity offerings in the future. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our Common Stock.

Upon completion of this Direct Listing, we will have            shares of Common Stock outstanding. The Common Stock listed for re-sale this Direct Listing will be freely tradable without restriction under the Securities Act of 1933 (“Securities Act”) once sold, except for any Common Stock purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

An active, liquid, and orderly market for our Common Stock may not develop or be sustained. You may be unable to sell your shares of Common Stock at or above the price at which you purchased them.

We currently expect our Common Stock to be listed and traded on the NYSE. Prior to the listing of our Common Stock on the NYSE, there has been no public market for our Common Stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our Direct Listing, we have not consulted with our existing Registered Shareholders regarding their desire or plans to sell shares in the public market following the Direct Listing or discussed with potential investors their intentions to buy our Common Stock in the open market. While our Common Stock may be sold after our listing of the Common Stock on the NYSE by our existing Registered Shareholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any of our existing Registered Shareholders will sell any of their shares of Common Stock. As a result, there may initially be a lack of supply of, or demand for, Common Stock on the NYSE. Therefore, an active, liquid, and orderly trading market for our Common Stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Common Stock. This could affect your ability to sell your shares of Common Stock.

There will be volatility in our stock price and market conditions affecting our business.

The market price of the Common Stock may be subject to wide fluctuations in response to factors such as actual or anticipated variations in its results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely affect the market price of the Common Stock, even if the Company is successful in maintaining revenues, cash flows or earnings. The purchase of the Common Stock involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Securities of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company should not constitute a major portion of an investor’s portfolio.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Common Stock in the public markets, or the perception that sales might occur, could cause the trading price of our Common Stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Common Stock into the public market, particularly by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Common Stock to decline. None of our securityholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

In addition to the shares of Common Stock that may be immediately sold by the Registered Stockholders pursuant to this prospectus, approximately [_] of these shares may be immediately sold by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Common Stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Common Stock subject to volume limitations under Rule 144.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Common Stock.

A non-U.S. corporation will be classified as a passive foreign investment company, or “PFIC,” for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this Direct Listing), we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our Common Stock may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our Common Stock. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations”) holds our Common Stock, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We may be subject to additional tax liabilities in connection with our operations or due to future legislation, which may include a “global minimum tax,” each of which could materially impact our financial position and results of operation.

We are subject to federal and state income, sales, use, value added, and other taxes in Korea, PRC, the United States and other countries in which we conduct business and such laws and rates vary by jurisdictions. In recent years, non-U.S. jurisdictions have imposed or proposed digital services taxes, including in connection with the Organization for Economic Co-Operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) Project. In addition, there is growing international support for a so-called “global minimum tax” applicable to certain companies that, if enacted, could apply to us. These taxes, whether imposed unilaterally by non-U.S. jurisdictions or in response to multilateral measures (e.g., the BEPS Project), could result in taxation of companies that have customers in a particular jurisdiction but do not operate there through a permanent establishment. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this Direct Listing, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than $6 million in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Because we are, and we anticipate we will remain following completion of the Direct Listing, a “controlled company” as defined in the NYSE Rules, you may not have protections of certain corporate governance requirements which otherwise are required by the NYSE Rules.

Under the NYSE Rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because Ms. Lan Yang, the ultimate beneficial owner of a majority of our shares, controls approximately 92% of our voting power and we anticipate will continue to control more than 50% of our voting power following the consummation of the Direct Listing. For so long as we remain a controlled company, we are not required to comply with the following permitted to elect to rely, and intend to rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

As a result, if we take advantage of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. We intend to take advantage of these controlled company exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

As a foreign private issuer, we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under US securities laws when we would be required to comply with the reporting requirements applicable to a US domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to US domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors (“Board”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Industry,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our expectations regarding financial performance, including but not limited to our expectations regarding revenue, cost of revenue, operating expenses, and our ability to achieve and maintain future profitability;

•        our ability to successfully execute our business and growth strategy;

•        the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•        the demand for our platforms in general;

•        Our ability to reach definitive agreements with prospective financing sources for our customers’ projects, or reaching definitive agreements that are less beneficial to us;

•        Our DG Engine intelligent software platform reaching the level of functionality and capabilities required for success, or achieving the product-market fit required for success; or

•        Our ability to add customers for our new business activities in a timely manner.

•        our ability to increase our number of customers and revenue generated from customers;

•        our expectations regarding our ability to quickly and effectively integrate our platforms for our existing and future customers;

•        our ability to develop new platforms, and enhancements to existing platforms, and bring them to market in a timely manner;

•        the size of our addressable markets, market share, category positions, and market trends, including our ability to grow our business in large government and commercial organizations;

•        our ability to compete with existing and new competitors in existing and new markets and products;

•        our expectations regarding anticipated technology needs and developments and our ability to address those needs and developments with our platforms;

•        our expectations regarding litigation and legal and regulatory matters;

•        our expectations regarding our ability to meet existing performance obligations and maintain the operability of our products;

•        our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy and data protection;

•        our expectations regarding new and evolving markets;

•        our ability to develop and protect our brand;

•        our ability to maintain the security and availability of our platforms;

•        our expectations and management of future growth;

•        our expectations concerning relationships with third parties, including our customers and vendors;

•        our ability to maintain, protect, and enhance our intellectual property; and

•        the increased expenses associated with being a public company.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The green energy and software platform market may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Common Stock. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Registered Shareholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any Registered Shareholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Plan of Distribution.”.

DIVIDEND POLICY

We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any dividends on our Common Stock in the foreseeable future after this Direct Listing. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant.

While we do not have any present plan to pay any dividends on our Common Stock in the foreseeable future after this Direct Listing, we may, in the future, by ordinary resolution, declare dividends at a general meeting of our shareholders, but no dividend shall be payable except out of our profits available for distribution, as derived from the standalone audited financial statements of our company and not from our audited consolidated financial statements. The amount of any such dividend shall not exceed the amount recommended by our board of directors. DeepGreenX Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. Regulations in certain markets where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, amounts due to related parties and capitalization as of December 31, 2024. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2024
Cash and cash equivalents	1,051,936
Amounts due to related parties	3,625,333
Shareholders’ (deficit) equity
Common Stock	70,000
Accumulated other comprehensive income	60,605
Accumulated deficit	(2,772,203)
Total shareholders’ deficit	(2,641,598)
Total capitalization	$(2,641,598)

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of Korea, and certain of our officers and directors reside outside the U.S. In addition, a significant portion of our operations and business is conducted, and a substantial portion of our assets are located, outside the U.S. Specifically, our director Lan Yang is domiciled in China, and our director Jimmy Lai is domiciled in Hong Kong.

As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

Although we are incorporated outside the U.S., we have agreed to accept service of process in the U.S. through the Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, telephone: +1 302 636 5401. Nevertheless, since a substantial portion of the assets owned by us are located outside the U.S., any judgment obtained in the U.S. against us may not be collectible within the U.S.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the U.S. to enforce liabilities under U.S. federal securities laws, depending on the nature of the action.

In Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

There is no treaty between the U.S. and Republic of Korea providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Republic of Korea. In making a determination as to enforceability of a foreign judgment, the Korean courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Republic of Korea unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Republic of Korea, or if the judgment would conflict with earlier judgments from Republic of Korea or earlier foreign judgments recognized in Republic of Korea, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against us, our directors and officers. The Korean courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. awarding such punitive damages would be regarded by the Republic of Korea courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be made by a Republic of Korea’s court in a reported decision.

In addition, holders of book-entry interests in our Common Stock will be required to be registered as shareholders in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Korean courts, subject to applicable Republic of Korea laws. A holder of book-entry interests in our Common Stock may become our registered shareholder by exchanging its interest in our Common Stock for certificated Common Stock and being registered in our register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

Republic of Korea is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”). Foreign arbitral awards can be enforceable in Republic of Korea under the New York Convention after being recognized by Korean courts in accordance with statutory procedures.

Jade & Fountain, our counsel with respect to the PRC laws, has advised us that there is uncertainty as to whether Chinese courts would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Furthermore, Jade & Fountain has advised us that, as of the date of this prospectus, no treaty or other form of formal reciprocity exists between the United States and China governing the recognition and enforcement of judgments.

Jade & Fountain has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of formal reciprocity between jurisdictions. Jade & Fountain has advised us further that under Chinese law, courts in China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a Chinese court would enforce judgments rendered by United States courts. Chinese courts may allow foreign shareholders to file lawsuits in China if they establish sufficient jurisdictional ties. As our Company issuing the Common Stock is incorporated in Korea, investors may face challenges in establishing nexus required for asserting jurisdiction in China against us. Even if investors succeed in filing a lawsuit in a Chinese court against any of our directors or officers, investors may not receive from the Chinese court legal remedies based upon US securities law.

It is possible for foreign arbitration awards to be recognized and enforced in China under applicable international conventions (such as the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards). However, courts in China may refuse to enforce an arbitral award if there are serious procedural issues, arbitrability issue, or public interest concerns. As a result, it is unclear if a foreign arbitral award would be enforced in China.

CORPORATE HISTORY AND STRUCTURE

Corporate History

DeepGreenX Group Inc. was established under the laws of Korea on July 1, 2020 under the corporate name of Sun Seven Stars Korea Co., Ltd. It changed its corporate name to Metaverse Brain Robotics Co., Ltd. on October 13, 2021, to Giga Carbon Neutrality Korea Inc. on June 16, 2022, to Interstellar Chain Group Inc. on September 25, 2023, to New Native Asia Operation Inc. on September 30, 2024, to Deep Green Group on October 11, 2024 and finally to DeepGreenX Group Inc. on November 19, 2024.

In March 2023, we incorporated a wholly owned subsidiary Beijing Seven Stars Giga Technology Co. Ltd. in the People’s Republic of China. It changed its name to Beijing Deep Green Intelligent Technology Co., Ltd. on January 8, 2025. Beijing Deep Green Intelligent Technology Co., Ltd. established three wholly owned subsidiaries, Tianjin Deep Green Technology Co. Ltd. in October 2024, and Langfang Deep Green Technology Co. Ltd., and Anhui Chengtong Electronic Technology Co. Ltd. in November 2024. In addition, in June 2023, Beijing Deep Green Intelligent Technology Co., Ltd. acquired 100% equity interest of Baoji Space Tomorrow Ltd., Fujian GCN IoT Ltd. and its subsidiary Fujian Oxylus Space Ocean Group Ltd., from its controlling shareholder Sun Seven Stars Investment Group Limited.

In January 2024, we incorporated a wholly owned Delaware subsidiary DeepGreenX (Langfang) Technology Co., Ltd.

In September 2024, we incorporated a wholly owned Delaware subsidiary Deep Green Energy Group Incorporated. In December 2024, we incorporated a wholly owned Delaware subsidiary DeepGreenX (Delaware) Inc.

In January 2025, we incorporated a wholly owned British Virgin Islands subsidiary Deep Green Technology Company Limited.

In December 2024, we incorporated a wholly owned subsidiary Beijing Deep Green Technology Co., Ltd. in the People’s Republic of China. In December 2024, it established three wholly owned subsidiaries Shanghai DeepGreenX Trading Co., Ltd., Shanghai DeepGreenX Nonferrous Metals Co., Ltd. and Beijing DeepGreenX Energy Technology Co., Ltd. In January 2025, it established two wholly owned subsidiaries Shanghai DeepGreenX Nonferrous Metals Sales Co., Ltd. and Shanghai Deep Green Trading Co., Ltd. In January 2025, Beijing DeepGreenX Energy Technology Co., Ltd. incorporated three wholly owned subsidiaries Tianjin DeepGreenX Energy Technology Co., Ltd., Yiwu DeepGreenX New Energy Technology Co., Ltd. and Tianjin Deep Green Energy Technology Co., Ltd. In August 2024, Fujian GCN IoT Ltd. disposed 100% equity interest of Fujian Oxylus Space Ocean Group Ltd. to an independent third party at nominal consideration as Fujian Oxylus Space Ocean Group Ltd. had yet commenced any business.

In August 2024, Beijing Deep Green Intelligent Technology Co., Ltd. disposed of its 100% equity interest in Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of our controlling shareholder, Powermers Smart Industries Inc. (“PSI”). The disposition was pursuant to an internal reorganization plan of PSI, where certain of PSI’s operating entities were consolidated into PSI. The disposition resulted in a change in the reporting entity and required retrospective combination of the entity for all periods presented, as if the disposition had been in effect since the inception of common control.

In November 2024, we deregistered Baoji Space Tomorrow Ltd. to terminate its operation according to the business plan of the Company’s management.

Organizational Structure

The following chart summarizes our corporate structure setting forth our equity ownership interest and the jurisdiction of incorporation for each of our principal operating subsidiaries as of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2024, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this “Selected Consolidated Financial Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2024, 2023 and 2022:

Statement of Operations Data	Year Ended December 31,
	2024	2023	2022
Revenue	$24,081,848	$5,954,563	$—
Cost of sales	(24,058,031)	(5,948,424)	—
Gross profit	23,817	6,139	—

Operating expenses:
General and administrative expenses	(1,784,135)	(99,694)	(137,418)
Professional expenses	(691,148)	(3,179)	(3,129)
Total operating expenses	(2,475,283)	(102,873)	(140,547)

Loss from operations	(2,451,466)	(96,734)	(140,547)

Other income (expense):
Impairment loss	(1,625)	—	—
Other income, net	—	—	240,000
Interest income	42	36	8
Total other (expense) income, net	(1,583)	36	240,008

(Loss) income before provision for income taxes	(2,453,049)	(96,698)	99,461
Provision for income taxes	(373)	—	—
Net (loss) income	$(2,453,422)	$(96,698)	$99,461

Other comprehensive income (loss):
Foreign currency translation adjustment	46,342	(15,754)	(21,792)
Total comprehensive (loss) income	(2,407,080)	(112,452)	77,669

Net (loss) gain attribute to the shareholders of DeepGreenX Group Inc.	$(2,453,422)	$(96,698)	$99,461
Weighted-average shares	1,000,000	1,000,000	1,000,000
Basic and diluted net (loss) earnings per share	$(2.45)	$(0.10)	$0.10

The following table presents our selected consolidated balance sheet data as of December 31, 2024, 2023 and 2022:

Selected Consolidated Balance Sheet Data:	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Cash and cash equivalents	$1,051,936	$14,316	$68
Amount due from related parties	195,039	195,000	240,000
Total assets	1,739,784	213,583	253,784
Amounts due to related parties	3,625,333	445,436	350,000
Total liabilities	4,381,382	453,429	381,178
Total deficit	(2,641,598)	(239,846)	(127,394)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2024, 2023 and 2022:

	Fiscal Year Ended December 31,
	2024	2023	2022
Cash used in operating activities	$(2,195,962)	$(55,119)	$(12,693)
Cash provided by (used in) investing activities	—	—	—
Cash provided by financing activities	3,187,127	85,000	—
Effect of exchange rate changes on cash	46,455	(15,633)	(21,181)
Net increase (decrease) in cash and cash equivalents	1,037,620	14,248	(33,874)
Cash and cash equivalents – beginning of year	14,316	68	33,942
Cash and cash equivalents – end of year	1,051,936	14,316	68

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We intend to expand from a green logistics supply chain firm into an intelligent platform operating company creating profitable recurring revenue streams by converting sustainability and other real world asset data into digital currencies that are to be monetized on digital asset exchanges.

In our legacy business we generate revenue from contracts to manage, among other things, the transition to sustainability for purchasing, transportation, storage and other logistical components of supply chains on behalf of the supply-chain owners, and from our new business we intend to generate revenue primarily from subscription and usage fees for our intelligent platform and digital asset trading revenue from the monetization of the digital financial instruments we create for our customers.

Key Factors Affecting Our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations as we expand our current green logistics business with our developing sustainability data monetization business are set out below. The growth and future success of our business will depend on many factors beyond those discussed below, including those in the section of this prospectus titled “Risk Factors.”

Key Components of Results of Operations

Revenue

To date, we primarily generated revenue from commodity trading services involving the sales of bulk commodities mainly including metals.

We began generating revenue from the sale of commodities in the third quarter of 2023 when we began commodity trading services involving the sales of bulk commodities, primarily, metals.

We have generated revenue from the sale of commodities since September, 2023. Our customers generally have the right to return defective or non-conforming products to our producing OEM partners; such product returns have been immaterial in 2023 and 2024. This source of revenue is intended to provide building blocks as we expand our business into an intelligent platform operating company in the green data digitalization and monetization sector. As such, all revenue and profits from the last two years has been reinvested in the business to develop the green energy platform.

Cost of sales

Cost of sales is primarily comprised of the cost of goods and other direct costs associated with providing trading of metals. Cost of sales is primarily related to commodity trading services and was driven by product and material acquisition, shipping and handling, various support services and personnel costs. Our cost of sales includes commodities costs from suppliers, direct labor cost, amortization, and other related costs.

Operating expenses

Our operating expenses consist of general and administrative costs and professional expenses.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related expenses for employees and contractors involved in general corporate functions, including executive management and administration and services like information technology, legal, accounting, finance, tax, and human resources. Personnel-related expenses primarily include salaries and benefits. General and administrative expenses also include allocated facilities costs, such as office, rent and depreciation expenses and other general corporate expenses.

Professional expenses

Our professional expenses consist primarily of costs associated with third party consulting, legal, accounting, reporting, registration, investor relations and human resource services fees. Additionally, we expect expenses to ensure compliance with rules and regulations of the SEC and the NYSE.

Other income

Other income consists of the consulting service provided to a related party.

Interest income

Interest income consists mainly of interest income earned on our cash and cash equivalents.

Income tax expenses

Our income tax expenses consist of an estimate for U.S. federal and state income taxes and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. federal and state net deferred tax assets because we believe it is more likely than not that the recoverability of these deferred tax assets will not be realized.

Comparability of Results

We initialized our business of trading of commodities in September 2023. During 2022, we were focused on winning customers in relation to our business.

Results of Operations

The following tables set forth our results of operations for the periods presented:

Statement of Operations Data	Year Ended December 31,
	2024	2023	2022
Revenue	$24,081,848	$5,954,563	$—
Cost of sales	(24,058,031)	(5,948,424)	—
Gross profit	23,817	6,139	—

Operating expenses:
General and administrative expenses	(1,784,135)	(99,694)	(137,418)
Professional expenses	(691,148)	(3,179)	(3,129)
Total operating expenses	(2,475,283)	(102,873)	(140,547)

Loss from operations	(2,451,466)	(96,734)	(140,547)

Other (expense) income:
Impairment loss	(1,625)	—	—
Other income, net	—	—	240,000
Interest income	42	36	8
Total other (expense) income, net	(1,583)	36	240,008

Statement of Operations Data	Year Ended December 31,
	2024	2023	2022
(Loss) income before provision for income taxes	(2,453,049)	(96,698)	99,461
Provision for income taxes	(373)	—	—
Net (loss) income	$(2,453,422)	$(96,698)	$99,461

Other comprehensive (loss) income:
Foreign currency translation adjustment	46,342	(15,754)	(21,792)
Total comprehensive (loss) income	(2,407,080)	(112,452)	77,669

Net (loss) gain attribute to the shareholders of DeepGreenX Group Inc.	$(2,453,422)	$(96,698)	$99,461
Weighted-average shares	1,000,000	1,000,000	1,000,000
Basic and diluted net (loss) earnings per share	$(2.45)	$(0.10)	$0.10

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

Our revenue increased by $18,127,285 for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023. The increase was mainly attributable to the revenue generated from trading of commodities. We commenced our business of commodity trading services as part of our overall green logistics business in the third quarter of 2023, and before the commencement of the business, we did not generate any revenue. As such, the revenue increased for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.

Cost of sales

Our Cost of sales increased by $18,109,607 for the fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023. We commenced our business of commodity trading services as part of our overall green logistics business in the third quarter of 2023, and before the commencement of the business, we did not generate any cost of sales. Cost of sales in 2024 was primarily due to cost of goods and other direct costs associated with providing trading of metals.

Gross profit

For the reasons described above, our gross profit increased by $17,678 for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023.

Operating expenses

General and administrative expenses increased by $1,684,441 or over 1,000%, for the fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023. The increase was primarily attributable to personnel-related expenses and travel expenses due to the increase in headcount as we were developing our business.

Professional expenses increased by $687,969, or over 1,000%, for the fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023. The increase was primarily due to an increase in the professional fee related to the listing service.

Comparison of Years Ended December 31, 2023 and 2022

Revenue

Our Revenue increased by $5,954,563 or over 1,000% for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. The increase was mainly attributable to the revenue generated from trading of commodities. We commenced our business of commodity trading services in the third quarter of 2023, and before the commencement of the business, we did not generate any revenue. As such, the revenue increased for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022.

Cost of sales

Our Cost of sales increased by $5,948,424 for the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022. The increase was primarily due to the cost of goods and other direct costs associated with providing trading of metals.

Gross Profit

For the reasons described above, our Gross profit increased by $6,139, or over 100%.

Operating Expenses

General and administrative expenses decreased $37,724 or 27.45% for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. The decrease was primarily attributable to personnel-related expenses due to a reduction in headcount as we adjusted our business and retrenched general and administrative function expenses.

Liquidity and Capital Resources

We had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and expand our software platform.

We had net loss of $2,453,422, net loss of $96,698 and net profit of $99,461 as of December 31, 2024, 2023 and 2022, respectively. We had negative net cash flows used in operating activities of $2,195,962, $55,119 and $12,693 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We expect to continue to incur operating and net losses in the near term as we scale. In addition, we had total current liabilities of 4,381,382, $453,429 and $381,178 and total deficit of $2,641,598, $239,846 and $127,394 as of December 31, 2024, 2023 and 2022, respectively.

Sources of cash flow

As of December 31, 2024 and 2023, we had cash and cash equivalents of $1,051,936 and $14,316, respectively. Our cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are insured, secured and unrestricted as to withdrawal. We maintain the bank accounts in the Republic of Korea and China.

We have financed our operations primarily from loans from our related parties. As of December 31, 2024 we had $1,051,936 of cash and cash equivalents which resulted from a series of loan agreements during the years ended December 31, 2023 and 2022, signed between our Group entities and Sun Seven Stars Investment Group Limited (“SSSIG”) and its subsidiary Enlighta Medical Technology Group, which SSSIG is our controlling shareholder, see “Related Party Transactions”. Our Group entities extended loans of $435,000 and $350,000 as of December 31, 2023 and 2022, respectively to SSSIG, to support the business operations of our Company (“Loan Arrangement”). This Loan Arrangement is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

As of December 31, 2024, our non-cancellable commitments, as disclosed below in “— Contractual Obligations and Commitments,” we do not include any commitments related to these capital expenditures as we do not have any commitments that we cannot cancel without a significant penalty. In addition to our capital expenditure, we expect our operating expenses to increase as we expand our commercial sales and service team and continue to invest in research and development. We expect these investments to be a key driver of our long-term growth and competitiveness, but will impact our free cash flow. We have based these estimates on assumptions that may prove to be wrong, and we could be forced to utilize our available capital resources sooner than we currently anticipate.

We believe that our cash on hand and working capital availability plus gross profits from our supply chain business, plus the proceeds of any interim financing arrangements will be sufficient to meet our anticipated potential capital expenditures and working capital requirements for a period of at least 12 months from the date of this Prospectus. We expect to require additional capital to finance our operations, which may include seeking additional capital through equity offerings or debt financing. The sale of additional equity would result in dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings. See also “Risk Factors — Risks Relating to Our Business and Industry — We will require significant additional capital to support business growth. We expect to fund our capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in our company.” We may also be unable to obtain any such additional financing on reasonable terms or at all.

In addition, the amount and timing of our future funding and our business expansion requirements, if any, will depend on many factors, including the pace and results of our research and development efforts and our business expansion efforts. We may be unable to obtain any such funding on reasonable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, it would likely result in delay, scaling back or abandoning some or all of our development programs and other operations, which could materially harm our business operations and our financial condition.

The expenditures associated with the development and business expansion of our Platform-as-a-Service and international expansion of our business operations are subject to significant risks and uncertainties, many of which are beyond our control, which may affect the timing and magnitude of these anticipated expenditures. See, “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended December 31,
	2024	2023	2022
Cash used in operating activities	$(2,195,962)	$(55,119)	$(12,693)
Cash provided by (used in) investing activities	—	—	—
Cash provided by financing activities	3,187,127	85,000	—
Effect of exchange rate changes on cash	46,455	(15,633)	(21,181)
Net increase (decrease) in cash and cash equivalents	1,037,620	14,248	(33,874)

Net cash used in operating activities

Net cash used in operating activities for year ended December 31, 2024 was $2,195,962. The difference between our net cash used in operating activities and our net loss of $2,453,422 for the year ended December 31, 2024 was primarily the result of adjustments of the following item: $478 for depreciation and amortization, $1,625 for impairment loss and the following changes in operating assets and liabilities, net of assets and liabilities: $480,047 for accounts receivable, $3,617 for other receivables, $8,591 used for prepaid expenses and other assets, $39 for amounts due from related parties, $479,476 for accounts payable, $7,230 for amounts due to related parties and $275,405 for other payables and accrued expenses. Net cash used in operating activities for the year ended December 31, 2024 also reflected prepayment for warehouse costs, the amounts due to related parties include a loan arrangement, a non-trade reimbursement from related parties and other payable and accrued expenses include payable to directors and for rental.

Net cash used in operating activities for the year ended December 31, 2023 was $55,119. The difference between our net cash used in operating activities and our net loss of $96,698 for the year ended December 31, 2023 was primarily the result of adjustments of the following item: $1,799 for depreciation and amortization, and the following changes in operating assets and liabilities, net of assets and liabilities: $9,205 for other receivables, $1,676 used for prepaid expenses and other assets, $45,000 for amounts due from related parties, $10,436 for amounts due to related parties and $23,185 for other payables and accrued expenses. Net cash used in operating activities for the year ended December 31, 2023 also reflected prepayment for warehouse costs, amount due from a related party related to the consulting service fee receivable, the amounts due to related parties include a loan arrangement, a non-trade reimbursement from related parties and other payable and accrued expenses include payable to directors and for rental.

Net cash used in operating activities for the year ended December 31, 2022 was $12,693. The difference between our net cash used in operating activities and our net loss of $99,461 for the year ended December 31, 2022 was primarily the result of adjustments of the following item: $25,964 for depreciation and amortization, and the following changes in operating assets and liabilities, net of assets and liabilities: $32,862 for other receivables, $79,625 for prepaid expenses and other assets, $237,609 for amounts due from related parties, $23,567 from operating lease liabilities and $10,571 for other payables and accrued expenses. Net cash used in operating activities for the year ended

December 31, 2022 also reflected amounts due from a related party related to the consulting service fee receivable, the amounts due to related parties include the loan arrangement with related parties, and other payables and accrued expenses include payable to staff, directors and for rental.

Cash Used in Investing Activities

We did not have cash flows used in or provided by any investing activities for the years ended December 31, 2024, 2023 and 2022.

Cash Provided by Financing Activities

Net cash provided by financing activities of $3,187,127 for the year ended December 31, 2024 was entirely attributable to loan from related parties.

Net cash provided by financing activities of $85,000 for the year ended December 31, 2023 was entirely attributable to loan from related parties.

We did not have cash flows used in or provided by any financing activities for the year ended December 31, 2022.

Contractual Obligations and Commitments

As of December 31, 2024, we do not have any contractual obligation and commitments.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we do not have any off-balance sheet activities, arrangements or relationships.

Summary of Material Contracts

Electrolytic Copper Purchase Agreements

We entered into several electrolytic copper purchase agreements with various counterparties as part of our industrial logistics and supply chain operations. These agreements typically involve the sale of electrolytic copper in specified quantities, with pricing determined based on the Shanghai Futures Exchange price at delivery. The agreements require buyers to make full payment before title transfer, with buyers assuming all risks and associated storage costs upon delivery.

All agreements specify quality standards aligned with the National Standard of the People’s Republic of China (GB/T 467-2010) or a mutually agreed equivalent. Buyers have a limited timeframe to raise quality disputes, which are subject to third-party inspection, with the inspection results being binding on both parties.

The agreements contain default and penalty provisions, including:

•        Liquidated damages of 0.05% of the total contract value per day for payment or delivery delays.

•        If a party fails to perform for more than 15 business days, or materially breaches the agreement and does not cure the breach within 30 days, the non-breaching party may terminate the agreement and claim damages.

•        A punitive damage penalty of 20% of the total contract value applies in the event of termination due to breach, with additional compensation required if actual damages exceed this amount.

Each agreement contains force majeure provisions, requiring affected parties to provide notice within 24 hours and proof of the event within 15 business days. If a force majeure event persists for more than four weeks, the seller may terminate the agreement.

These agreements support our industrial logistics and supply chain services business by ensuring a steady flow of electrolytic copper sales under structured and enforceable contractual terms.

Green Supply Chain Consulting Service Agreements

We entered into supply chain consulting agreements with various counterparties to provide consulting and transaction facilitation services related to the trading of energy and technology metals, including nickel, copper, lithium, and cobalt. The agreements cover services such as supplier and buyer introductions, market analysis, and transaction structuring.

Each agreement specifies a matching sales target ranging from $57.14 million to $428.57 million in the final quarter of 2024.

under these agreements:

•        The counterparties receive a commission ranging from 0.05% to 0.065% on completed transactions.

•        No compensation is payable if no transactions are facilitated.

•        Either party may terminate the agreement upon material breach.

•        The agreements contain strict confidentiality provisions, with penalties of RMB 500,000 for unauthorized disclosures.

•        Disputes are resolved through litigation in the counterparty’s jurisdiction, with the losing party liable for attorneys’ fees and legal costs.

These agreements support our industrial logistics and supply chain operations by formalizing our role in facilitating and optimizing commodity transactions for third parties.

Quantitative and Qualitative Disclosures about Market Risk

Market risk, including the risk of loss, may impact our financial position as a result of adverse changes to financial market prices and rates.

Foreign currency risk

Our reporting currency is U.S. dollar. The functional currency of the Company is KRW. The Company’s principal places of current operations are the Republic of Korea and China. The financial position and results of its operations in the Republic of Korea and China are determined using Korean Won and Renminbi (“RMB”) as their functional currency, respectively. We are exposed to foreign exchange risk in respect of our revenue generated from sale commodities and operating expenses which are primarily denominated in Korean Won and RMB. Our exposure to foreign exchange risk will increase as revenue from the sale of commodities and expenses in other markets which are denominated in other foreign currencies will begin to contribute a significant share of our revenue if our expansion plans are successful. RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

We had cash and cash equivalents totaling $1.05 million as of December 31, 2024. Cash and cash equivalents are primarily for working capital purposes. Cash investments are focused on capital preservation and supporting our liquidity requirements. We do not invest in financial instruments for trading or speculative purposes.

Seasonality

We do not expect seasonality to have a significant impact on our results of operations until we scale our business. In many of our current markets sales of industrial and commercial vehicles are frequently at lower levels during the first quarter of the calendar year with increased sales during the second and third quarters. Our limited operating history has not revealed an effect of this seasonality.

Accounting Policies

Our Group’s consolidated financial statements included in this prospectus have been prepared in accordance with US GAAP and pursuant to the rules and regulations of the SEC. The preparation of these financial statements incorporates estimates and assumptions based on experience and other factors that we believe to be reasonable, and that form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. We believe, all adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) necessary to present fairly our financial position and results of operations, and cash flows have been made. The audited consolidated financial statements as of and for the years ending December 31, 2024, 2023 and 2022 are presented in United States dollars.

Reference is made herein to the FASB and the ASC. This is the source of authoritative US GAAP recognized by the FASB to be applied to non-governmental entities. Our significant accounting policies are included in Note 2 of our consolidated financial statements.

BUSINESS

Overview

We intend to expand from a green logistics supply chain firm into an intelligent platform operating company creating profitable recurring revenue streams by converting sustainability and other real world asset data into digital currencies that are to be monetized on digital asset exchanges. We intend to implement this transition with our developing exchange network connectivity capabilities through our intelligent software platform, and new sustainability project acquisition and capital sourcing capabilities.

Our legacy logistics business generates revenue from contracts to manage supply chains on behalf of the supply-chain owners. Our current business is conducted primarily in the Republic of Korea and China, and our primary customer supply chain sector is the transportation of commodities. We advise and assist our supply-chain owners to convert their supply-chain purchasing, processes, vendors, transportation facilities, and equipment to more sustainable sources.

Once we complete our transition into a provider of an intelligent platform, we expect to generate revenue primarily from subscription and usage fees and digital asset trading revenue from the monetization of the digital financial instruments we create for our customers.

While we transition from a green logistics supply chain company to an intelligent platform operator, we are focusing on creating profitable recurring revenue streams by converting sustainability and other real-world asset data into digital financial instruments. These instruments will be monetized through digital exchanges, enabling us to leverage our intelligent software platform for future growth. While we are currently developing these capabilities, we do not anticipate that these changes will impact our financial stability or expose us to material risks from the broader volatility in digital asset markets.

We are not involved in handling crypto assets for third parties, nor do we expect to have exposure to customer funds in the future. Our model is primarily fee-based, driven by our platform’s functionality and not linked to fluctuations in digital asset values. Therefore, even in the event of significant market volatility, we do not expect a material adverse impact on our fee revenue.

Our expansion plans also include working with financial institutions to create new capital sources for sustainability projects, which will help facilitate our customer acquisition efforts and ensure a sustainable revenue model. We remain focused on building a resilient platform that will be compliant with the evolving digital asset regulations while minimizing risks associated with market disruptions or regulatory challenges.

We are currently developing our intelligent software platform, called our DXG RWA Factory. We also intend to implement our data acquisition, conversion to digital financial instruments, and digital monetization process via a combination of manual and automated capabilities.

Once our intelligent software platform is deployed, we intend to source customers for that platform from our contacts in our legacy green logistics business and new relationships we intend to build in sustainability and other sectors such as nature-based carbon capture initiatives, green data and computing centers, and grid-level solar energy systems, virtual power grids, and battery storage systems, among others.

We also intend to work with financial institutions to create new capital sources for sustainability and real-world-asset (RWA) projects which we believe would help facilitate our customer acquisition going forward.

We generally use the term digital financial instruments in this Prospectus to describe data and contract information that has been converted into formats such that they can be included on blockchain, and thereafter traded on digital financial exchanges. We generally use the term Carbon Credits or REC in this Prospectus to describe digital financial instruments that are created from sustainable energy and carbon capture initiatives and data, and the term RWA to describe digital financial instruments that are created from all other types of data, contracts, and initiatives which are suitable for digitalization on blockchains and trading on digital exchanges.

We generally use the terms Certificate and Token in this Prospectus to describe carbon-related and RWA digital financial instruments, respectively. We intend to follow generally accepted industry nomenclature for these activities in our actual operations.

Mission and Vision

Our long-term mission is to help accelerate world sustainability and digital capital innovation by making it easier for green-focused enterprises, sustainability projects, real-world asset projects, capital, and data to come together in a simple, repeatable, and profitable ecosystem.

We are developing our platform to achieve that mission by designing simple customer onboarding, an end-to-end automation of the automated system for data extraction and conversion to certified digital financial products, instrument process, and seamless, automated connectivity to digital markets and exchanges. We believe the incremental profitability produced by adding our services to sustainability and RWA projects may induce more capital sources to fund those programs generally.

We believe the sum of all these activities may increase the overall economic attractiveness of sustainability and other digital financial initiatives, with the real economic returns on commercial capital deployed being redeployed into additional projects as shown below:

Our Business

We intend to operate at the intersection of three of the world’s largest global markets: energy, digitalization, and finance.

Our initial focus will be on contracting with entities deploying sustainable energy, carbon-reducing and tokenizable real-world asset projects, using our developing platform to convert their sustainability and real-world asset data into certified digital financial instruments, which will then be transacted and monetized within global digital financial markets.

We believe our ability to create these new profit centers from sustainability and real-world asset data will enhance the attractiveness of these projects to potential sponsors and capital sources alike, which we believe will, in turn, accelerate the creation of new projects as customers for us over time.

Industry Trends

Global Sustainable Development

The international community’s recognition of the value of sustainable development and carbon reduction is steadily increasing from both policy and market perspectives. In addition to the global guidelines, countries and regions are actively advancing sustainable development policies. National policy frameworks, such as the European Union’s Green Deal, China’s Dual Carbon policy, and Japan’s Green Growth Strategy, have laid a solid foundation for sustainable investment globally. The chart below, chart produced by Frost & Sullivan, shows the large number and frequency of initiatives around the world are ramping up support for clean energy, green infrastructure, and low-carbon technologies, offering investors numerous opportunities to invest in green projects. The shear density and frequency of the chart below is its message.

The scale and number of global Environmental, Social, and Governance (“ESG”) investments are showing a growth trend: The total amount of sustainable investment in major developed countries worldwide is above $30 trillion. Moreover, the scale of global sustainable investment assets has shown a continuous growth trend in recent years.

The following chart from Frost & Sullivan reflects that the scale of global sustainable investment assets has shown a continuous growth trend in recent years.

Under international climate agreements such as the Paris Agreement, governments are committed to reducing greenhouse gas emissions, and the regulation of environmental protection, carbon emissions, and resource consumption is becoming increasingly stringent. As a result, businesses and industries face growing policy pressure to reduce carbon emissions and enhance environmental sustainability, necessitating their active participation in sustainable development to address global climate change.

Moreover, some countries and regions introduced regulatory indicators setting standards for corporate carbon emissions. With the rise of the ESG concept, investors are placing more emphasis on ESG-related disclosures and metrics from companies. This prompted industries to actively integrate into the trend of sustainable development, fostering the emergence of the green economy. Green logistics and carbon trading have become prominent areas of focus in ESG. Green logistics reduces carbon dioxide emissions by optimizing transportation routes, using clean energy vehicles, and improving transportation efficiency, helping businesses achieve environmental goals while lowering operational costs. Carbon trading, a rapidly growing new field, offers companies and institutions the opportunity to reduce carbon emissions through market mechanisms. By trading carbon credits on carbon exchanges, businesses can buy or sell carbon allowances to achieve their carbon neutrality targets and contribute to sustainable development goals.

Background of the Global Green Industrial Supply Chain Industry

As detailed in the below chart, the global green industrial supply chain integrates the principles of sustainable development to promote an overall green transformation. This approach encompasses commodities trade and other important components such as green logistics and carbon markets. By implementing green supply chain management, core enterprises play a vital leading role; they must enhance their performance in energy conservation, emission reduction, and environmental protection while expanding the supply of green products and services to society.

Core enterprises serve a dual role in this process by optimizing energy and resource efficiency and collaborating with supply chain partners to improve their environmental performance. This green synergy fosters sustainable development throughout the entire industry chain, creating a more efficient resource utilization model and reducing waste and pollution in industrial production. The ultimate goal of green supply chain management is to achieve green development across the entire industry chain, enhancing the competitiveness of the supply chain and laying a foundation for the long-term sustainable development of the global economy.

The green trade of commodities promotes the greening of international trade through the procurement of environmentally friendly materials and adherence to environmental standards. Green logistics utilizes clean energy technologies and efficient transportation methods in logistics and storage processes to minimize greenhouse gas emissions. As a crucial support for the global green industrial supply chain, carbon markets promote investments and technological innovations in energy conservation and emission reduction through carbon trading mechanisms, facilitating low-carbon development across the entire chain. This green supply chain model reduces environmental burdens and creates additional growth opportunities in the green economy, helping to maintain sustainable prosperity and development while achieving carbon neutrality goals globally.

Drivers of the Global Green Industrial Supply Chain Industry

The growth of the global green supply chain industry is driven by several factors. First, the push for carbon neutrality accelerates companies’ green transformations, as national policies require businesses to reduce carbon emissions within their supply chains, promoting collaboration among upstream and downstream enterprises. The industrial supply chain, as a key component of carbon emissions, reduces its carbon footprint through the introduction of clean energy and optimization of production and logistics processes. Second, the demand for long-term sustainable development drives companies to optimize their supply chains to reduce costs, improve efficiency, and meet the requirements of ESG investment principles. Finally, technological innovations, such as the application of the Internet of Things (IoT), blockchain, and carbon emission tracking tools, help companies enhance supply chain transparency and management efficiency, providing new growth opportunities for green supply chains.

Many countries have set carbon neutrality goals, prompting companies to accelerate their green supply chain transformations. For example, China committed to achieve peak carbon emissions by 2030 and carbon neutrality by 2060. This goal establishes a timeline for the global industrial supply chain. This involves the green transformation of companies and encourages collaborative efforts among upstream and downstream enterprises to ensure that the entire industrial chain’s carbon emissions comply with policy requirements. Additionally, countries implemented policies and regulatory requirements to achieve carbon neutrality, providing guidance and incentives for the greening of corporate supply chains. For instance, the establishment of carbon markets encourages companies to purchase carbon credits or invest in low-carbon technologies through carbon trading mechanisms to meet their reduction targets. Moreover, green standards in international trade are continuously improving, motivating multinational companies to adopt more environmentally friendly processes and technologies within their supply chains. These policy drives provide external momentum for the transformation of global supply chains.

Industrial manufacturing and logistics transportation are among the primary sources of carbon emissions in the supply chain. Factories and manufacturers can optimize carbon emissions in the manufacturing process by introducing clean energy, improving the energy efficiency of production equipment, and minimizing waste generation. For example, the application of smart manufacturing and automation technologies can enhance production efficiency while reducing energy consumption and emissions. By optimizing the manufacturing process, companies can significantly lower the carbon footprint of their products during production. To reduce carbon emissions during transportation, businesses can adopt more environmentally friendly transportation methods, such as electric vehicles, optimizing transportation routes, and utilizing more efficient logistics management systems. The application of green logistics technologies, such as carbon emission tracking and supply chain transparency management, can help companies reduce their carbon footprint in the logistics phase. Additionally, shortening distances between supply chain nodes can effectively reduce carbon emissions during transportation. The carbon footprint of a product is not limited to the manufacturing process; it encompasses the entire lifecycle of the supply chain, from raw material procurement and processing to product manufacturing, delivery, and ultimately consumer use and waste disposal. Therefore, reducing the carbon footprint requires a comprehensive optimization of all supply chain stages.

By optimizing various aspects of their supply chains, companies can significantly lower operational costs and improve efficiency. This includes reducing unnecessary resource waste and lowering energy and transportation costs by optimizing raw material procurement, production processes, warehousing, and logistics management. For example, by adopting intelligent and automated production and supply chain management technologies, companies can reduce labor and resource consumption, thereby increasing output efficiency. In the context of globalization, the complexity and diversity of supply chain processes mean that reducing costs and enhancing efficiency not only strengthen a company’s competitiveness but also help businesses respond to market fluctuations and maintain long-term steady growth. As the importance of ESG investment principles grows, companies are increasingly focusing on green and sustainable development to attract investor interest.

In response to global climate change requirements, many companies are incorporating technological innovations into their supply chains. For instance, leveraging advanced technologies such as IoT, blockchain, and big data for transparent supply chain management helps companies better track and optimize resource utilization efficiency. Intelligent energy management systems and carbon emission tracking tools enable real-time monitoring and reduction of carbon footprints. These innovations help reduce environmental impacts and enhance the overall efficiency and responsiveness of the supply chain, creating new growth opportunities for enterprises.

Green Logistics Industry

The global green logistics technology industry is undergoing three important development stages, among which digital empowerment plays a key role in the process of realizing green logistics. These stages mark the all-round green transformation of the logistics industry from energy structure, data interconnection to carbon sink trading.

1.      Electrification Transformation.    Electrification transformation involves the greening of transportation equipment, represented by the shift from fuel drive to new energy drive. The key technologies in this stage are electric vehicles and fuel cell vehicles.

2.      Intelligent Upgrading.    Intelligent upgrading refers to installing sensors on logistics vehicles, collecting data through sensors and pooling them on the logistics SAAS platform in order to realize data flow coherence and energy efficiency improvement of the logistics process and to lay the foundation for global interconnection of data.

3.      Standardization and Trading of Carbon Sink.    By standardizing carbon sink data, new assets can be formed, thus realizing the commercialization of carbon sink trading and accelerating the green transformation of the logistics industry.

Development of the Global Carbon Market

In 1997 the Kyoto Protocol was developed, which is the only legally binding treaty for greenhouse gas reduction globally, imposing total emission reduction targets on all developed countries except the United States. The signing of this agreement marked a turning point for the rapid development of the carbon trading market, primarily due to the establishment of the Clean Development Mechanism (“CDM”). The CDM allows investors from developed countries to obtain “Certified Emission Reductions” (“CERs”) from emission reduction projects implemented in developing countries that contribute to their sustainable development.

Achieving carbon neutrality has become a unified action for countries worldwide in addressing the challenges posed by climate change. It is within this global consensus that the international carbon trading system emerged. The carbon market mechanism, based on carbon emissions trading, plays a crucial role in achieving global carbon reduction targets. This trading system is a market-based reduction mechanism that prices carbon emissions, thereby incentivizing companies and nations to lower their greenhouse gas emissions. Such a system not only aids in meeting reduction targets but also promotes the development of clean energy and low-carbon technologies, driving the economy toward a more sustainable direction. Although the global carbon market is currently in a decentralized and regionalized development stage, the growing energy crisis and increasing uncertainty from extreme weather events have led to a trend toward collaborative carbon market initiatives. This international cooperation aims to achieve synergy in the global carbon market, making it an irreversible trend in the fight against climate change.

Subsequently, several international treaties, including the Paris Agreement, have refined and adjusted carbon trading mechanisms. In 2021, significant progress was made during the 26th Conference of the Parties (“COP26”) to the United Nations Framework Convention on Climate Change held in Glasgow. Key achievements included:

•        Establishing new rules for carbon accounting and regulation;

•        Creating a mechanism for the transfer of carbon reduction credits among countries; and

•        Setting up a global carbon market supervised by United Nations entities.

As a market mechanism aimed at reducing greenhouse gas emissions and addressing climate change, carbon trading has extensive and far-reaching global effects, including environmental benefits, global cooperation, flexibility, funding sources, cost-effectiveness, and economic incentives. The goal of carbon trading is to reduce greenhouse gas emissions and mitigate global warming, and the impacts of climate change. By setting a total emissions cap and gradually lowering this cap, carbon trading can ensure actual environmental benefits.

Carbon sink resources and carbon assets

Carbon sink resources absorb carbon dioxide and sequester it, reducing the concentration of greenhouse gases in the atmosphere. Through conducting carbon sink projects, carbon assets could be realized. Carbon assets is a collective term for direct or indirect property rights and their derivatives that provide both environmental benefits and economic value. Carbon assets represent a new type of ecological asset and facilitate the trading of carbon emission rights and the monetization of environmental benefits through market mechanisms, providing economic incentives for both companies and countries to reduce greenhouse gas emissions.

The commercial innovation and implementation of carbon sinks, such as carbon credits and carbon offset projects, offer opportunities for transformation and upgrade across various industries. They provide new development models developing countries and regions, ensuring balanced global economic growth and environmental sustainability. Moreover, carbon sink projects involve ecological initiatives such as forest protection and wetland restoration which enhance biodiversity and ecosystem services while bringing economic benefits and social welfare to local communities.

Carbon Trading Market

As an important component of climate policy, the carbon market is increasingly being prioritized by governments worldwide. According to data from the International Carbon Action Partnership (“ICAP”), there are currently 36 operational carbon markets globally, 14 markets under development, and 8 jurisdictions considering carbon markets. The existing carbon markets are capable of covering 9.9 billion tons of carbon dioxide equivalent, which accounts for over 18% of global greenhouse gas emissions. As of 2023, the cumulative revenue from carbon markets has reached $74 billion, with a total accumulated revenue of $303 billion since 2007.

Key Success Factors

Various factors drive the commercialization success of the green industrial supply chain market. Technological attributes and capabilities play a critical role in carbon credit monitoring and standardization. Companies can provide highly accurate carbon emission monitoring and feasible reduction strategies by leveraging cutting-edge technologies such as artificial intelligence (“AI”), the Internet of Things (“IoT”), and big data analytics. Furthermore, collaborating within an ecosystem enables companies to partner with clients and technology service providers, allowing them to accumulate valuable data assets and ultimately monetize green data assets. Some of the most important factors to the success of the green industrial supply chain market follow:

•        Capability of Cooperation at Ecosystem Level.    Players with ecological collaboration capabilities are more likely to succeed in the industry. By partnering with various types of clients and strategically collaborating with technology service providers, companies can accumulate valuable data assets throughout the entire carbon credit monitoring and trading operation, ultimately leading to the monetization of green data assets. This cooperative model not only contributes to the formation of a robust industry ecosystem but also fosters sustainable long-term business development for enterprises.

Through the monitoring and analysis of client operational data, companies can amass a wealth of practical application data related to carbon emissions, carbon footprints, and carbon credits. This data enhances the service quality of the companies and allows for data integration and mining, creating valuable green data assets. By collaborating with technology service providers, companies can leverage cutting-edge technology for the monitoring and standardization of carbon credit assets within a controlled cost framework. This partnership model further strengthens the industry ecosystem and drives sustainable long-term business growth for enterprises.

•        Capability of Comprehensive Linkage Ability of Various Scenes.    Establishing comprehensive monitoring capabilities is crucial for carbon asset players, as it directly relates to the confirmation and standardization of carbon assets. The logistics environment encompasses a complex transportation chain that includes multiple variables such as vehicle fuel consumption, transport routes, and cargo loads. By implementing full-scale logistics monitoring, carbon asset players can comprehensively and accurately collect carbon emission data from each logistics node. This data collection approach covers everything from the operation of transport vehicles to the energy usage of storage facilities, enabling companies to accurately reflect the carbon footprint of the entire logistics chain.

Comprehensive monitoring provides the foundation for generating and assessing carbon credits, ensuring the authenticity and compliance of carbon assets. By establishing end-to-end logistics monitoring, carbon asset players can confirm carbon assets accurately and in real-time, ensuring the verifiability and transparency of carbon credit data while achieving standardized conversion of carbon credits. This capability lays the groundwork for the financialization of carbon assets and drives liquidity and innovation within the carbon trading market. Additionally, by optimizing logistics processes, companies can further reduce carbon emissions and enhance their green competitiveness. In the competitive landscape of future carbon markets, carbon asset players equipped with comprehensive monitoring and standardization capabilities are more likely to achieve long-term commercial success and market leadership.

•        Standardization Capability of Carbon Products.    The standardization capability of financial products directly impacts the traceability, transparency, and trustworthiness of carbon assets in the market. This capability allows carbon assets to be unified through market-recognized verification reports and standardized processes. This standardization process significantly enhances the transparency of carbon credits, ensuring that each carbon credit in the market has the same accounting basis and certification standards. Furthermore, the homogenization of the carbon market allows carbon credits to be traded freely like traditional financial products, greatly simplifying the trading process and reducing transaction costs. By achieving the standardized conversion of carbon assets, carbon trading players can effectively enhance market recognition, attract more investors, and promote liquidity within the carbon market.

•        Technological Attributes.    Technological attributes and capabilities are essential in the processes of carbon sink monitoring and standardization. By leveraging cutting-edge technologies such as AI, the IoT, and big data analytics, companies can provide highly accurate carbon emission monitoring for their clients and propose feasible reduction strategies in real-world application scenarios. These technologies not only automate the collection and processing of vast amounts of data but also analyze the impact of various factors on carbon emissions, enabling businesses to develop customized reduction strategies to better achieve their carbon neutrality goals. In the carbon sink monitoring phase, the application of technology can track and monitor factors such as transportation routes, vehicle energy consumption, and cargo load, helping companies rapidly assess their carbon emissions and make necessary adjustments. The use of AI enhances the efficiency of carbon monitoring and facilitates future carbon emission pathway planning and reduction strategies through predictive modeling.

Intelligent Software Platform

Our platform will be offered in a Platform-as-a-Service subscription package and will, when completed, have the following major functionalities, which we will perform via a combination of manual and automated methods:

•        Data Acquisition:    The process by which we connect into our customers’ IT and other operating systems to extract their sustainability data.

•        Data Digitalization:    The process by which we measure, verify, and report MVR and certify customers’ data, ensuring that all necessary qualifications specified by standards-setting organizations have been met.

•        Conversion into Digital Financial Products:    The processes whereby we convert the certified data into digital financial products such as Carbon Credits, REC’s, RWA tokens and certificates, and other digital instruments.

•        Digital Financial Product Trading:    The process by which we monetize digital financial instruments on behalf of our customers, earning trading commissions for us.

We are currently developing our Intelligent Platform, called our DXG RWA Factory. To accomplish this, we are adding software development personnel and resources which will add to our requirements to raise third-party capital.

Digital Trading Relationships

We intend to develop relationships and interfaces into the world’s digital trading platforms such as Binance, Coinbase, and Bybit, and OKX, among others, and into certification and standards-setting agencies such as WSSO, CBDCCO, and the Climate Action Reserve for sustainability data. We believe these interfaces will allow us to sell, trade, and/or barter the RECs, Carbon Credits, RWA Certificates, tokens, and other digital assets we expect to create from our customers’ sustainability and other data over time.

Regulatory and Market Risks Related to Digital Assets

As part of our ongoing transition, we intend to develop capabilities for converting sustainability and real-world asset data into digital financial instruments, which will be transacted on digital exchanges. While we are not currently engaged in tokenizing real-world assets or handling crypto assets on behalf of customers, we expect to enter this area in the future and offer our services to customers in the United States. Our business model is fee-based, and revenue is generated primarily through subscription services, usage fees, and digital asset trading, not dependent on the appreciation of any assets.

We do not intend to hold crypto assets on behalf of customers or assume direct exposure to crypto asset market volatility. Our fee revenue is expected to remain unaffected by market fluctuations or price volatility in the digital asset markets.

Regarding regulatory exposure, we do not anticipate holding material assets that could be impacted by the bankruptcy of other market participants. Similarly, we do not foresee any significant risks related to excessive or suspended redemptions or withdrawals, as we are not directly involved in managing client funds or acting as a custodian for digital assets.

Additionally, we do not expect reputational harm due to disruptions in the crypto asset markets or exposure to counterparty risks stemming from the bankruptcy of other entities or market participants. Our model focuses on creating and trading digital financial instruments based on sustainability and real-world asset data, not engaging in activities where counterparties or custodian risk could directly affect us.

We also do not anticipate any unauthorized or impermissible access to our products and services in jurisdictions where such access is prohibited or restricted. We intend to fully comply with applicable laws and regulatory requirements in all jurisdictions where we operate, including the United States.

Customer Acquisition Activities

We currently have discussions underway to deploy our methodology with several entities in a diverse range of sustainability and real-world asset sectors, including entities:

•        developing portfolios of nature-based carbon capture concessions;

•        developing portfolios of data and computing centers, together with their power and connectivity assets;

•        deploying alternative energy solutions such as solar, wind, hydro, geothermal and associated battery storage systems and virtual grid implementations;

•        developing a digital trading platform for critical commodities and metals; and

•        that are part of our legacy green logistics value chain business.

We can give no assurances that all or any will ultimately enter into agreements or otherwise become customers of ours. We believe that, if we are successful in fully integrating them as customers, we will have a good start on capturing and implementing value-creating digital data products across many of the major types of sustainability initiatives operating in the world today.

Capital Sourcing

The expansion of our business, development of our platform and, ultimately, fulfilment of our mission are all largely dependent on access to capital necessary for growth. We intend to source third-party capital to fund such expansion and development, as well as funding the sustainability projects of our potential customers. However, there are risks and uncertainties associated with completing our expansion and development on a timely schedule, which include access to capital and access to qualified software development personnel and resources. While we are confident that our platform has the potential to simplify and automate the conversion of sustainability data into monetizable instruments, there is no guarantee that our expansion will be successful. The expansion and success of our new platform will be dependent on our ability to generate future revenue from operations and sourcing additional outside investment, none of which are guaranteed.

Market Opportunity — Digital Financial Products

According to a Boston Consulting Group report, the digitally converted assets market is projected to increase from $1.0 trillion in 2024 to $16 trillion by 2030, reaching about 10% of global GDP by 2030. This increase highlights the shift towards digital asset fragmentation, such as exchange-traded funds (“ETFs”) and real estate investment trusts (“REITs”), on blockchain. This transition represents an early but compelling phase in what could eventually encompass the full spectrum of global assets, estimated at $900 trillion today.

Real-World Assets and Blockchain: A Vast Opportunity

We believe the market for digitally converted assets is poised for future growth. The $16 trillion Boston Consulting Group forecast represents only a small fraction of total global assets, of which the Boston Consulting Group believes $900 trillion can be tokenized. Given that anything capable of digital conversion could be represented on the blockchain, the long-term potential stretches toward the entirety of global asset value. We believe that the digitally converted asset markets we are pursuing will represent 10% or more of the total market, which indicates that our future total addressable market potential could be as large at $1.6 trillion dollars per year by 2030.

We intend to use substantially the same capabilities and techniques to pursue the digital conversion of RWA’s as we will be employing for the digital conversion of sustainability assets, namely a combination of manual and automated processes, together with the use of third-party resources and infrastructure, as we continue to further develop our own capabilities and infrastructure.

Specifically, we intend to employ third-party legal, asset verification, tokenization, and tokenomics professionals to create our sustainability and RWA certificates and tokens. We will rely upon the expertise of these professionals to determine, in each case, the optimal third-party blockchains to employ and the optimal third-party digital exchanges on which to list our certificates and tokens.

Carbon Credit and Renewable Energy Certificates

Core areas of our future focus are the carbon credit (“CC”), the REC and the RWA markets for which we are building our data capture, transformation, and trading technology.

Certification and Trading Values for CC and RECs

In the realm of digital assets, carbon credits, and RECs, inefficiencies such as verification challenges and inconsistent valuations persist. We believe our intelligent platform verification and certification processes will bring a higher level of precision and validation to our carbon credit and REC activities, thus gaining us more efficient access to high-quality certification agencies. This approach enhances market confidence in the credit’s or certificate’s validity, which generally translates to higher trading values per CC or REC.

Addressing Market Inefficiencies

We believe our solutions address these issues, standardizing metrics and harnessing AI for seamless verification, which ensures that asset valuations in these emerging markets reflect their true environmental and financial worth.

Go-To-Market Strategy

Our vision is to usher industries into a new era where economic returns automatically drive sustainability initiatives without the need for substantial subsidies or regulatory interventions. Our company motto, “Turning Green into Gold,” encapsulates our ambition to redefine sustainability by making it profitable and, therefore, inherently sustainable. We believe that sustainability driven by real economic value and profitability is the key to long-term environmental progress. By creating a self-sustaining, economically viable model for green initiatives, we intend to redefine the impact that financial markets can have on environmental progress.

Business Expansion and Sector Initiatives

Our goal is to expand our relationships with existing, legacy business customers across a wide array of sustainability sectors and enter into new contracts to provide our new platform and data monetization for the appropriate portions of their sustainability and real-world asset projects and initiatives. Below is a summary of the types of entities we intend to target as well as sustainability sectors into which we plan to expand:

•        Green Logistics:    We intend to target the customer base in our legacy green logistics management business for our platform and data monetization services.

•        Solar Facilities:    We believe our platform will be attractive to entities with solar energy infrastructure construction projects in France and Belgium.

•        Virtual Grid and Grid Storage:    We believe our platform will be attractive to entities that offer virtual grids and grid storage since these sectors are key in actually getting electricity produced by all non-carbon sources such as solar, wind, and geothermal into the grid, and thus measurable and accountable for the credits and certificates our platform will be generating.

•        Data and Compute Centers:    We believe our platform will be attractive to entities that have existing data and compute centers and those that are developing new centers, especially those that are sustainably powered. For these facilities, not only are the physical assets tokenizable, but also the actual storage, compute, and AI resources.

•        Revenue Sourcing

We are working to develop revenue streams from three sources initially:

1.      Subscription Services:    We believe our core revenue sources will be our DXG intelligent software platform, which will provide subscription-based and usage-based datafication and monetization services, together with fee-based revenue we will earn from the creation and trading of sustainability and real-world asset digital financial instruments.

2.      Renewable Energy Certificate (REC) and Carbon Credit Trading:    We intend to create and trade REC, Carbon Credits and other sustainability-oriented digital financial products via a combination of manual and automated systems, together with third-party resources as described above.

3.      RWA Certificate Trading:    We intend to create and trade RWA digital financial products via a combination of manual and automated systems, together with third-party resources as describe above.

Competitive Strengths

We believe our primary competitive strengths are our experience managing our legacy green logistics business, though which we have been exposed to several of the concepts we are using for our expansion, and our highly experienced management team, who all have successful track records building large scale technology-based enterprises.

Our Expected Future Offerings

Given the projected growth in digitally converted assets generally, we are developing our software platforms, exchange interfaces, and other sustainability data capabilities to be able to perform similar functions for “Real World” asset data outside the sustainability sector.

Technology

We are developing our intelligent software platform using available and open-source technologies used in Artificial Intelligence and other “Big Data” analytics platforms. These include dynamic ontology, large language models, large world models, and digital twin capabilities, among others.

We intend to form vendor relationships with entities that have pre-existing connectivity and trading privileges on digital financial exchanges until we can establish those capabilities.

Competition

We face competition from several companies operating in our sector, including large enterprise software companies, government contractors and system integrators. We also face competition from emerging companies as well as established companies that are only beginning to enter this market. Many of such competitors have more experience, more customers, and greater resources than we do at the present.

Government Regulations

As a solutions integrator, we are required to adhere to data privacy and security laws for collecting, using, disclosing, and processing information related to identifiable individuals, such as our employees, and representatives of business partners and vendors. We believe we comply with all applicable Korean, Chinese U.S. and international privacy and security laws and regulations. However, these laws and regulations impose comprehensive compliance requirements that are constantly evolving and we may be required to change our compliance methods to keep in line with such evolving requirements.

Under the Act on Reporting and Using Specified Financial Transaction Information of Korea, the operation of a trading platform for certain virtual assets requires the registration as a virtual asset service provider with the Korea Financial Intelligence Unit. Once registered with the Korea Financial Intelligence Unit, the virtual asset service provider will be subject to various obligations including the anti-money laundering rules. In addition, the issuance of virtual assets (as defined in the Act on Reporting and Using Specified Financial Transaction Information of Korea) by a Korean issuer is not currently permitted, except for certain virtual assets classified as the “securities” subject to the regulations under the Korean securities laws.

Intellectual Property

We developed all of our platform technology in-house and from open-sources, and so we are not materially dependent upon any specific IP or combination of IP to the current conduct or growth prospects for the company. We consider all of our internally generated technology to be in the form of “trade secrets” with which we protect in accordance with the standards required of us.

Legal Proceedings

While we are not involved in any current or outstanding legal proceedings, we may become involved in such proceedings in the ordinary course of business.

Cybersecurity

We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software and frequent backups.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We conduct regular reviews and tests of our information security program and also utilize other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning.

To date, we have not experienced any attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties or employees) and other data, confidential information or intellectual property. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation.

Our Board oversees our enterprise risk assessment, where we assess key risks within the company, including security and technology risks and cybersecurity threats. The Audit Committee of the Board oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

Securities Assessment Policies and Procedures

We intend to implement a comprehensive set of policies and procedures to assess whether the digital assets and digital-asset-related services and products we intend to offer are securities under Section 2(a)(1) of the Securities Act. These policies and procedures will be designed to ensure that we do not facilitate or engage in transactions involving unregistered securities in violation of applicable U.S. federal and state securities laws.

Our assessment framework will incorporate multiple legal and regulatory considerations, including:

•        Application of the Howey Test — We will evaluate whether a given asset constitutes an “investment contract” based on (i) investment of money, (ii) in a common enterprise, (iii) with an expectation of profits, (iv) derived from the efforts of others.

•        Application of the Reves Test — We will assess whether the asset could be deemed a “note” under U.S. securities laws.

•        Economic Reality and Functionality Analysis — We will analyze the use case of the asset, including whether it serves as a utility token, payment mechanism, or governance token with decentralized functionality.

•        Consideration of Decentralization Factors — We will examine whether the network underlying the digital asset is sufficiently decentralized, as suggested by regulatory guidance.

•        Regulatory Guidance and Precedent — We will incorporate relevant statements, enforcement actions, and no-action letters issued by the U.S. Securities and Exchange Commission (“SEC”), the Commodity Futures Trading Commission (“CFTC”), and other regulators.

•        Ongoing Monitoring and Legal Review — We will regularly review and reassess the classification of assets in light of evolving regulatory guidance, enforcement trends, and judicial developments.

Our policies and procedures will be risk-based and subject to judgment, and we cannot guarantee that regulatory authorities will agree with our determinations. If any regulatory authority, including the SEC, were to determine that one or more of the digital assets or services we offer constitute unregistered securities, we could be subject to enforcement actions, penalties, and regulatory restrictions that could have a material adverse effect on our business.

Cash Transfers and Dividends Policy

We conduct a portion of our operations through our subsidiaries, and we expect that cash will be transferred within our organization through intercompany loans, capital contributions, and other internal transactions in compliance with applicable regulations. As of the date of this prospectus, no transfers of cash, dividends, or distributions have been made between the holding company and its subsidiaries, nor have any distributions been made to U.S. investors.

Intended Cash Transfers and Dividend Distributions

We intend to distribute earnings upstream from our subsidiaries to the publicly traded holding company, subject to available cash, applicable laws, and contractual restrictions. Future distributions will be determined by our board of directors based on financial performance, capital requirements, and business strategy.

Currently, there are no legal or contractual restrictions on our ability to transfer funds between us and our subsidiaries, except for any applicable foreign exchange and tax regulations. Dividends and distributions to U.S. investors, if declared, would be subject to applicable withholding taxes and foreign exchange regulations in the relevant jurisdictions. The specific tax consequences will depend on the applicable tax treaties and laws in effect at the time of the distribution.

Restrictions on Foreign Exchange and Cash Transfers

As a Korean corporation with significant subsidiaries in the People’s Republic of China (PRC), we are subject to both Korean and PRC foreign exchange controls, which impose restrictions on the movement of funds across borders.

In Korea, cross-border fund transfers are regulated under the Foreign Exchange Transactions Act and its related regulations. Transfers of funds between our Korean entity and our non-Korean subsidiaries may require prior approval, reporting, or registration with the Bank of Korea or the Ministry of Economy and Finance, depending on the transaction’s nature, amount, and purpose. Restrictions may apply to foreign investments, intercompany loans, dividend remittances, and other capital transactions, and failure to comply with applicable requirements could result in penalties or delays in fund transfers.

In China, our subsidiaries are subject to strict foreign exchange control policies imposed by the State Administration of Foreign Exchange (“SAFE”). Under PRC regulations:

•        Funds in RMB in “capital-account” transactions (such as repatriation of dividends, capital contributions, etc.) cannot be freely converted into foreign currencies or remitted offshore without prior approval from SAFE or designated banks.

•        PRC subsidiaries may only distribute dividends to the holding company after meeting statutory reserve and tax obligations, and even then, such distributions require regulatory approval.

•        Intercompany loans, capital contributions, and other cross-border transactions involving PRC entities are subject to foreign debt quotas and regulatory review.

•        The PRC government has broad discretion to adjust foreign exchange policies, impose new restrictions on capital outflows, or further limit the remittance of funds to foreign entities, which could impact our ability to transfer cash out of China.

Due to these restrictions, there are limitations on our ability to freely transfer funds from our PRC subsidiaries to our holding company. To date, we have not transferred funds out of China to the holding company or to U.S. investors. Future transfers, including dividend distributions from our PRC subsidiaries, will depend on regulatory approvals and compliance with foreign exchange restrictions. There is no assurance that current regulations will not change, or that we will be able to freely transfer funds between our PRC subsidiaries and the holding company or distribute earnings to U.S. investors in the future.

For further details, see “Dividend Policy” and “Management’s Discussion and Analysis — Liquidity and Capital Resources”.

Facilities

We lease an aggregate of 894 square feet of office space in one location in Seoul, Korea.

Employees

We have three full-time employees in Korea, and 71 employees and 11 independent contractors in China. The remainder of our staff, including our executive officers, are currently serving the company as independent contractors in their respective jurisdictions. It is our intention to convert all of our independent-contracted executive, operational, and administrative personnel to full-time employee status once their duties become full-time. For our executive officers, this will occur shortly after the consummation of our Direct Listing.

Insurance

We maintain property, liability, business interruption and directors and officers liability insurance appropriate for our current business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Njuguna Ndung’u	65	Director. Executive Chairman
Lan Yang	56	Director, Vice Chairman
Jim Lai	52	Director
Ahn Sanglim	51	Director, Secretary
Barclay Knapp	68	Director, Chief Executive Officer
Kenneth Lam	60	Chief Financial Officer
Simran Chana	34	Chief Technology Officer
Kevin Wu	28	Director, Chief Administrative Officer

Unless otherwise indicated, the business address of each director and executive officer is c/o 2F 202, 14-1, Donggyo-ro 29-gil, Mapo-gu, Seoul, Korea

Biographical information

The following is a summary of certain biographical information concerning our executive officers and directors as of the date of this prospectus.

Njuguna Ndung’u

Njuguna Ndung’u has served as a Director since November, 2024. Mr. Ndung’u has served as Minister of Finance of Kenya since October 2022, and was a Cabinet Secretary for the National Treasury and Economic Planning of Kenya from September 2022 through July 2024. He also served as the Governor of the Central Bank of Kenya from 2007 through 2015 and as Executive Director of the African Economic Research Consortium from 2018 to 2022. He is an associate professor of economics at the University of Nairobi, Kenya, currently on leave of absence. He also served as a member of Global Advisory Council of the World Economic Forum. He holds a PhD in economic from the University of Gothenburg, Sweden. Currently he is a Member of the Brookings Africa Growth Initiative Distinguished Advisory Group, a Member of the Advisory Committee of the Alliance for Financial Inclusion, AFI, that coordinates financial inclusion policies in Africa, Asia and Latin America, and a Senior Advisor for the UNCDF-based Better Than Cash Alliance.

Lan Yang

Yang Lan has served as a Director since November, 2024. Ms. Yang is a leading broadcast journalist and media entrepreneur. She has served as the chairperson of Sun Media Group and Sun Culture Foundation since 1999. Sun Media Group, as an innovative brand operator, is one of the leading private media companies in China with businesses ranging from content production, location-based entertainment & sports to women’s education community. Sun Culture Foundation is a non-profit organization aiming to improve education and promote philanthropy.

Ms. Yang is a graduate of Beijing Foreign Studies University with a Bachelors Degree in English Language and Literature. She became a rising star by hosting CCTV’s “Zhengda Variety Show”, which earned her the “Golden Microphone Award” in 1994. She then attended Columbia University’s School of International and Public Affairs, where she earned a Masters Degree in International Affairs. Upon returning to China, she created her signature show “Yang Lan Studio”, now named “Yang Lan One on One”. “Yang Lan One on One” has become China’s longest-running in-depth talk show, with more than 1000 interviews with leaders from around the world.

Ms. Yang served as MC and moderator for many events including the opening and closing ceremony of Beijing Olympic Games and Paralympic Games, and is world-recognized for her work in philanthropy and promoting a civil society alongside such institutions as the Hauser Center for Nonprofit Organizations at Harvard University, Center for Civil Society Studies at Peking University, and the Bill & Melinda Gates Foundation.

Ms. Yang was honored with many awards, including Columbia University School of International and Public Affairs “Global Leadership Award” and has been named one of The World’s 100 Most Powerful Women by Forbes magazine.

Jim Lai

Dr. Jim Lai has served as a Director since November, 2024. Dr. Lai is a renowned leader in financial technology and innovation, and has served as Chairman of Fusion Bank since 2019. Dr. Jim Lai joined Tencent in 2009 and played a pivotal role in establishing its financial technology ecosystem. As General Manager of Tenpay from 2012 through 2019 and Head of Tencent FiT from 2015 through 2019, Dr. Jim Lai led the development of WeChat Pay QQ Red Packet, and the wealth management platform Licaitong, creating a diversified financial ecosystem spanning payments, wealth management, and blockchain.

Dr. Lai holds degrees from Massachusetts Institute of Technology, Harvard Business School, and the Université de Genève. Recognized for his contributions, he has received multiple awards, including the IFTA FinTech Achievement Award and The Asian Banker Innovation Leadership Achievement Award.

Ahn Sanglim

Ahn Sanglim has served as a Director since 2020 and served as our Korea Head of Office Management/Administration since 2020. Prior to 2020 Ms. Ahn was self-employed as planner, promoter, and host of high profile cultural, artistic, and educational events in Korea. Highlights of a distinguished career include hosting the “Republic of Korea-France Modern Art Masters Exhibition” (2017) and the “Modern Artists Exhibition to Commemorate the 130th Anniversary of Diplomatic Relations Between South Korea and France” (2016), as well as overseeing the CCTV broadcast of “Cloud Bread” and co-producing the children’s animation “Forest Deliveryman Bingbing”. Notable accolades include the K-BRAND Cultural Content Department Special Award (2015), and extensive experience planning and promoting high-profile events such as the China-Korea International Children’s Fashion Week (2014) and the Beijing International Cultural and Creative Industry Expo (2015). With a strategic focus on international collaboration, has coordinated cross-cultural animation exchanges, spearheaded overseas market promotions, and served as a judge for major fashion events.

Barclay Knapp

Barclay Knapp has served as a Director since November, 2024 and as our Chief Executive Officer since August 2024. Mr. Knapp has been a successful Chief Executive Officer and serial entrepreneur in technology for over 40 years. Highlights include his pioneering role in the Broadband Internet industry as cofounder and Chief Executive Officer of NTL, Inc. (now Virgin Media) the UK’s dominant broadband company, and his pioneering role in the US cellular industry as Chief Executive Officer of Cellular One, the largest regional system operator in the US at the time. Since 2003, Mr. Knapp has served as Chairman and Chief Executive Officer of Hawkwood Group, LLC and its predecessor entities. Hawkwood performs strategic advisory, investment sourcing, and operating management functions for clients at inflection points in their development. Barclay received an MBA with Distinction from Harvard in 1983, and BA in Mathematics from The Johns Hopkins University in 1979, where he also currently holds an appointment as a Senior Fellow in both the Department of Economics and the Center for Financial Economics.

Kevin Wu

Kevin Wu has served as a Director and Chief Administrative Officer since November, 2024. Mr. Wu has extensive experience with project management, administration, and maintaining industrial relations, serving as the US General Manager of Powermers Smart Industries, Inc. from February 2023 to November 2024. Prior to that, and during and after graduating from Columbia College with a BA and MA from the School of Visual Arts in 2020, Kevin was self-employed as a freelance writer, translator, and curator of art, he has published multiple works on renowned publications and has helped organize multiple international events at prestigious venues such as the Louvre.

Kenneth Lam

Kenneth Lam has served as our Chief Financial Officer since October 2024. Kenneth is a chartered accountant in the United Kingdom and a Certified Public Accountant in Hong Kong and is a seasoned finance executive with cross-functional experiences, including board directorship, executive management, enterprise risk management, quality system implementation, environmental health & safety supervision, legal and company secretarial support in leading multinational companies. Kenneth worked for Airbus for 17 years, from 1998 to 2015, in Beijing and Tianjin. He was the Vice President of Finance & Quality of Airbus and acted as the Chief Financial Officer of Airbus in China, a board director in JVs and WFOE, and the finance shared services leader of the Group. After Airbus, Kenneth served as the China Chief Financial Officer and the interim Chief Executive Officer of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Kenneth was self-employed as a financial consultant from 2019 to December 2021, when he became chief financial officer of Golden Star Acquisition and DT Cloud Star Acquisition Corporation before assuming his current role with the Company in October 2024. Kenneth received a Bachelor of Science degree with Honors in Electrical Engineering Science from the University of Warwick in 1987 and a Master of Science degree in Management Science from the Imperial College London in 1988.

Simran Chana

Simran Chana has served as our Chief Technology Officer since October 2024 and was recently appointed as the Chair of the Technology Development Committee for the Nobel Sustainability Trust. Dr. Chana received his postgraduate and medical degrees from University of Cambridge during 2017 to 2020, and since then has been a practicing Senior Fellow maxillofacial surgeon affiliated with the University of Cambridge and also a thought leader in materials science, design, and education. Simran has chaired the Frontier Technology Laboratory at the University of Cambridge since 2021, held national roles in digital transformation, and has had peer reviewed papers, published abstracts and recognized presentations in medicine, materials science, technology implementation, education and design strategies. He is known for academic rigor applied to industrial partnerships for strategic growth and impact.

Foreign Private Issuer Exemption

We are a “foreign private issuer” under the federal securities laws of the United States and the listing requirements and rules of the NYSE. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE listing standards. Under the SEC rules and the NYSE listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NYSE permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards, except that we are required: (i) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “— Committees of the Board of Directors — Audit Committee”); (ii) to provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

We currently follow the corporate governance standards of Korean law in lieu of the corporate governance requirements of the NYSE in respect of the following:

•        Section 303A.01 of the NYSE Rules requires that at least a majority of the Company’s board of directors shall be independent directors, and Section 303A.03 of the NYSE Rules requires that independent directors regularly meet in executive session, where only non-management or independent directors are present. We will have four independent directors at the time of listing, who will meet regularly with other members of the board. We intend to appoint more independent directors after the listing over time, and they may choose to meet in executive session at their discretion.

•        Section 303A.06 and Section 303A.07(a) of the NYSE Rules require that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Korean law, a company may have a statutory auditor or an audit committee of three directors, two of whom must be independent. We have a committee of three directors, and all of the directors meet the requirements of Rule 10A-3 under the Exchange Act. See “— Audit committee” below for further detail.

•        Section 303A.05(a), Section 303A.02(a)(ii) and Section 303A.05(c) require, among other things, that the Company’s compensation committee must be made up of directors who meet the NYSE standard for independence for directors and have no relationships that would materially affect their ability to make the decisions required of the compensation committee independent of management. There is no similar requirement under Korean law. Our board of directors will together participate in the strategic discussions and determination of directors and executive compensation and other compensation-related matters. The Company expects to establish a compensation committee of the board within the first 12 months following listing.

•        Section 303A.04(a) of the NYSE Rules requires that the nomination and corporate governance committee be comprised solely of independent directors. We will not have a standalone nomination and corporate governance committee. Our board of directors will together participate in the nomination process and oversee the corporate governance practices of the Company. The Company expects to establish a nomination and corporate governance committee of the board within the first 12 months following listing.

Controlled Company Status

Ms. Lan Yang, the ultimate beneficial owner of a majority of our shares, controls approximately 92% of our voting power and we anticipate will continue to control more than 50% of our voting power following the consummation of the Direct Listing. As a result, we will be a “controlled company” under the corporate governance rules of the NYSE applicable to listed companies, and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder. Under the NYSE corporate governance rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors and that we adopt a written charter addressing the nominations process. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Board of Directors

The board of directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. Our corporate governance practices are the responsibility of the board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with the day-to-day management of the Company. The board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

The board is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals. The board also takes responsibility for identifying the principal risks of our business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. In keeping with its overall responsibility for the stewardship of the Company, the board is also responsible for the integrity of the Company’s internal control and management information systems and for the Company’s policies respecting corporate disclosure and communications.

The board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and any committees.

The board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the board’s duties effectively and to maintain a diversity of views and experience. Immediately following this offering, our board of directors will consist of six members. Each director will hold office for 3 years from the date of appointment, provided, however, that the term of office shall be extended until the close of the ordinary general meeting of shareholders convened in respect of the last fiscal year of such term of office. Under the Commercial Act of Korea, (i) an ordinary resolution, which is adopted by an affirmative majority vote of the shares present representing at least one-fourth of the total number of the shares then issued and outstanding, is required to elect a director, and (ii) a special resolution, which is adopted by at least two-thirds of the votes of the shares present representing a quorum of at least one-third of the total number of the shares then issued and outstanding, is required to remove a director. Under the Commercial Act of Korea, the number of directors shall be at least three, provided, that in cases of a company with total capital of less than one billion Korean Won, the number of directors may be one or two.

As a controlled company we are exempt from the NYSE requirement to have at least a majority of independent directors, but we intend to phase-in            additional independent directors over the first            months following listing. However, at the time of listing, we will have at least two independent directors, consistent with requirements of Korean law and in order to satisfy the applicable listing requirements.

The board as a whole has the responsibility of determining the compensation for directors and officers. To determine compensation payable, the board considers an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors, while taking into account the financial and other resources of the Company. Compensation of our executive officers is based upon a maximum remuneration amount determined and approved at our general shareholders’ meeting each year in accordance with Korean law and practice. Any performance-based bonus of such officer for such year is determined and approved by the board within such maximum remuneration amount. The remuneration amount of each employee of the Company is determined based on the Company’s compensation rules and regulations and we pay such remuneration amount after obtaining approval from our Chief Executive Officer.

The board does not currently have an independent chairperson and, at this stage of our development, the board does not feel it is necessary to have one to ensure that the board can function independently of management, as sufficient guidance is found in the applicable corporate and securities legislation and regulatory policies. The non-management directors exercise their responsibilities for independent oversight of management and are provided with leadership through their position on the board and ability to meet independently of management whenever deemed necessary. In addition, each member of the board understands that he or she is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

Family Relationships

Mr. Kevin Wu is the son of Ms. Lan Yang. As of the date of this prospectus, there are no other family relationships among our Directors and executive officers.

Arrangements

As of the date of this prospectus, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which our director or member of senior management was selected.

Audit Committee

We do not currently have an Audit Committee, however, we plan to establish an Audit Committee prior to the consummation of this Direct Listing. As permitted by Korean law, we do not intend to establish any committees other than the Audit Committee. The expected composition, duties, and responsibilities of the Audit Committee is set forth below. We expect to have at least two independent directors on this committee, consistent with requirements of Korean law and in order to satisfy the NYSE corporate governance requirements.

The Audit Committee’s responsibilities, pursuant to its written charter, will include:

•        appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•        overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•        reviewing and discussing with management and our registered public accounting firm our annual and quarterly financial statements and related disclosures;

•        assisting our board of directors in overseeing our internal control over financial reporting and disclosure controls and procedures;

•        reviewing the effectiveness of our risk management policies;

•        reviewing legal, regulatory and compliance matters that could have a significant impact on our financial statements;

•        meeting independently with our internal auditing staff, if any, our registered public accounting firm, and management; and

•        reviewing and approving or ratifying related person transactions.

We expect the members of our Audit Committee to be Mr. Sanglim Ahn, Ms. Lan Yang, and Mr. Sam Yu Sun, all of whom meet the requirements for financial management expertise under the NYSE Rules. Mr. Sam Yu Sun will serve as the chairperson of the committee. We expect that our board of directors will determine that all of the members of our Audit Committee meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable NYSE rules and that Mr. Sam Yu Sun is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and has the requisite financial management expertise as defined under the applicable NYSE rules.

Board’s Role in Risk Oversight

One of the key functions of our board of directors following completion of this Direct Listing will be informed oversight of our risk management process. Our board of directors will not have a standing risk management committee, but rather plans to administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our Audit Committee will have the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Audit Committee will review legal, regulatory and compliance matters that could have a significant impact on our financial statements. Our Audit Committee will also monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct.

Code of Business Conduct and Ethics

Prior to the consummation of the Direct Listing, our board of directors will adopt a written code of ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and other of our agents.

Compensation of Directors

To date, none of our directors have received compensation for their service to the Company as a member of our board of directors. Following the consummation of this Direct Listing, we intend to adopt a policy to provide competitive compensation to our directors who are not our employees that will enable us to attract and retain high-quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our Common Stock to further align their interests with those of our shareholders. Our directors who are also our employees will receive no additional compensation for their service as members of our board of directors.

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Commercial Act of Korea, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

Consistent with disclosure requirements under applicable Korean law, we are required to report, on an aggregate basis, the compensation of our directors and officers as a group. There was no compensation paid to our directors or executive officers for the years ended December 31, 2023 and December 31, 2024, respectively. We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our directors are not entitled, pursuant to their service contracts with us or any of our subsidiaries, to receive any benefits upon termination or resignation from their respective positions as directors. Our executive officers are eligible to participate in our health and welfare plans, including medical benefits, accidental death and disability insurance.

Outstanding equity awards at fiscal year-end; Incentive compensation programs

The Company has not, to date, made any awards of equity to its directors, executive officers or employees in connection with their service to us. In connection with the consummation of the Direct Listing, the Company intends to propose for adoption by our Board an incentive compensation program for our executive officers and key employees.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•        certain information with respect to the beneficial ownership of our Common Stock as of the date of this prospectus for:

•        each of our directors and executive officers;

•        all of our directors and executive officers as a group;

•        each person known by us to be the beneficial owner of more than five percent of our Common Stock; and

•        the number of shares of our Common Stock held by the Registered Stockholders and registered for resale by means of this prospectus for the Registered Stockholders.

The calculations in the table below are based on            Common Stock issued and outstanding as of        .

The Registered Stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our non-executive officer service providers who acquired shares under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The Registered Stockholders may, or may not, elect to sell their shares of Common Stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Common Stock or the prices at which any such sales may occur.

In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, Common Stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of Common Stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to the listing of our Common Stock on the NYSE. See the section titled “Plan of Distribution.”

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all Common Stock that they beneficially owned as of            . In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of            , including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DeepGreenX Group, Inc., 2F 202, 14-1, Donggyo-ro 29-gil, Mapo-gu, Seoul, 03984, Korea.

	Common Stock Beneficially Owned		Common Stock Being Registered
	Number	%	Number	%
Directors and executive officers:
Njuguna Ndung’u
Lan Yang(1)
Jimmy Lai
Ahn Sanglim
Barclay Knapp
Kenneth Lam
Kevin Wu
Simran Chana

All directors and executive officers as a group

5% shareholders:
Sun Seven Stars Trust(1)
Sun Seven Stars Investment Group Limited(1)

Other Registered Stockholders:

____________

(1)      Sun Seven Stars Trust owns 16.431% of our Common Stock, and 100% of the equity interests in Sun Seven Stars Investment Group Limited (BVI), which owns 72% of our Common Stock. Ms. Yang is the sole trustee of Sun Seven Stars Trust and the sole director of Sun Seven Stars Investment Group Limited, and as such, has control over the voting and disposition of our shares of Common Stock held by Sun Seven Stars Trust and Sun Seven Stars Investment Group Limited. Ms. Yang also owns 51% of the equity interests in Redrock Family Office Limited, which holds 2% of our Common Stock. Ms. Yang holds sole voting and pecuniary power over such shares. The address for each of Ms. Yang and Sun Seven Stars Investment Group Limited is Mansion 2, Guantang Art Park, Shigezhuang Bridge East, Chaoyang District, Beijing 100024.

As of the date of this prospectus, the following are holders of our Common Stock of record in the U.S.

US Shareholders	Number	%
Barclay Knapp
The Gordon and Dona Crawford Trust UTD

As of the date of this prospectus, none of our shareholders have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Affiliates

We entered into a consulting arrangement with Giga Carbon Neutrality, Inc., an entity owned by the ultimate beneficial owner of a majority of our Common Stock, Ms. Lan Yang, which contemplates outstanding service fee receivables of $195,000, $195,000 and $240,000 as of December 31, 2024, 2023 and 2022, respectively. The outstanding receivables are non-interest bearing and repayable on demand. There is no formal agreement between us and Giga Carbon Neutrality, Inc.

We intend to settle the outstanding balances prior to the completion of this listing.

Under a series of loan agreements signed between us and Enlighta Medical Technology Group, a subsidiary of Sun Seven Stars Investment Group (“SSSIG”) which is controlled by Ms. Lan Yang, we received loans to support our business operations of $ 2,770,645, $435,000 and $350,000 as of December 31, 2024, 2023 and 2022, respectively. This loan is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

Under a series of loan agreements signed between us and SSSIG, we received loans to support our business operations of $3,138,285 as of December 31, 2024. This loan is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

In August 2024, our wholly owned subsidiary Beijing Seven Stars Giga Technology Service Ltd. disposed of its 100% equity interest in Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of our controlling shareholder, Powermers Smart Industries Inc.(“PSI”). The disposition was pursuant to an internal reorganization plan of PSI, where certain of PSI’s operating entities were consolidated into PSI. The disposition resulted in a change in the reporting entity and required retrospective combination of the entity for all periods presented, as if the disposition had been in effect since the inception of common control.

Indemnification Agreements

See “Management — Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

The following description summarizes material terms of our share capital as they will be in effect upon the consummation of this Direct Listing, following certain amendments to our Articles of Incorporation that we intend to make prior to such consummation. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to the form of our amended and restated Articles of Incorporation, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our share capital.

General

Upon consummation of the offering, our total authorized share capital will be            shares, which consists of Common Stock each with a par value of 5,000 Korean Won per share. No preferred shares shall be permitted to be issued under our amended and restated Articles of Incorporation.

As of the date hereof, there are            Common Stock issued and outstanding. All of the issued and outstanding Common Stock is fully-paid and non-assessable and are in registered form. We have not issued any equity securities other than the Common Stock including, without limitation, non-voting preferred shares.

Dividends

We distribute the dividends to our shareholders in proportion to the number of common stocks owned by each shareholder.

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. If declared, we pay the dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute dividend in cash or shares. However, a dividend in shares must be distributed at par value and may not exceed one-half of the annual dividends declared each fiscal year in the aggregate. We have no obligation to pay any dividend unclaimed for five years from the payment date.

Under the Commercial Act of Korea, we may pay dividends only to the extent the net assets amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant fiscal year, (iii) the legal reserve to be set aside for the annual dividends, and (iv) unrealized profits determined pursuant to the relevant provisions of the Presidential Decree to the Commercial Act. We may not pay dividends unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of dividends for the relevant fiscal year or unless we have accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use the legal reserve to pay cash dividends but we may transfer amounts from the legal reserve to capital stock or use the legal reserve to reduce an accumulated deficit.

Pre-emptive Rights and Issuances of Additional Common Stock

We may issue authorized but unissued common stock as our board of directors may determine, unless otherwise provided in the Commercial Act. We must, however, offer any new common stock on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the applicable record date. Those shareholders are entitled to subscribe for any newly issued common stock in proportion to their existing shareholdings.

We must give public notice of pre-emptive rights for new common stock and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). We will notify the shareholders who are entitled to subscribe for newly issued common stock of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. Our board of directors may determine how to distribute common stock in respect of which preemptive rights have not been exercised or where fractions of common stock occur.

General meeting of shareholders

We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to the resolution of the board of directors or court approval, we may hold an extraordinary general meeting of shareholders:

•        as necessary;

•        at the request of holders of an aggregate of three percent or more of our outstanding Common Stock; or

•        at the request of our audit committee.

We must give our shareholders a written notice setting out the date, place, and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of three percent or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our amended and restated Articles of Incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

Our general meetings of shareholders are held in the place where our head office is located and may also be held in any other place adjacent to it, whenever circumstances require.

Voting rights

Our shareholders are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we directly or indirectly hold equity interests greater than 10% of the total equity interests do not have voting rights. Unless our amended and restated Articles of Incorporation explicitly state otherwise, the Commercial Act permits cumulative voting pursuant to which each share of common stock entitles the shareholder thereof to multiple voting rights equal to the number of directors to be elected at such time. A shareholder may exercise all voting rights with respect to his or her shares cumulatively to elect one director.

Our shareholders may adopt resolutions at a general meeting of shareholders, where a quorum is present, by an affirmative majority vote of the voting shares present or represented at the meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. However, under the Commercial Act and our articles of incorporation, the following matters, among others, require a special resolution and approval by the shareholders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•        amending our Articles of Incorporation;

•        removing a director;

•        effecting any dissolution, merger, or consolidation of us;

•        transferring the whole or any significant part of our business;

•        acquisition of all or a part of the business of any other company that may have a material impact on our business; or

•        issuing any new shares at a price lower than their par value.

Our shareholders may exercise their voting rights by proxy. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their common stock. To exercise this right, the dissenting shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their common stock. We are obligated to purchase the common stock of the dissenting shareholders within two months of the expiration of the applicable exercise period. The purchase price for the common stock is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days of the expiration of the applicable exercise period, we or the dissenting shareholder requesting the purchase of common stock may request the court to determine the purchase price.

Register of shareholders and record dates

Our transfer agent,            , maintains the registry of our shareholders at its office in Korea. It records and registers transfers of our shares on the registry of shareholders.

The record date for annual dividends is December 31 of the applicable fiscal year. For the purpose of determining shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 of the following fiscal year to the date of the ordinary general meeting of shareholders. Further, for the purpose of determining shareholders entitled to any other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the registry of shareholders for not more than three months. The trading of shares may continue while the registry of shareholders is closed.

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolution adopted at the general meeting of shareholders will be available to our shareholders.

Transfer of shares

Under the Commercial Act, the transfer of shares is effected by the delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with us. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea.

Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a brokerage, dealing, or collective investment license, and internationally recognized custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans.

Acquisition of shares

Under the Commercial Act, we may acquire our own shares through (i) purchases on a stock exchange or (ii) purchase of the shares in proportion to the number of shares held by each shareholder on equal terms and conditions, by a resolution of the shareholders at a general meeting of shareholders. The aggregate amount of the acquisition price shall not exceed the excess of our net assets, on a non-consolidated basis, over the sum of (w) our stated capital, (x) the total amount of our capital surplus reserve and earned surplus reserve which have accumulated up to the end of the previous fiscal year, (y) our earned surplus required to be accumulated for the then current fiscal year, and (z) our net assets stated in the balance sheet as being increased as a result of the evaluation of the assets and liabilities in accordance with our accounting principles without being set off against any unrealized losses.

In addition, under the Commercial Act, we may not acquire our own shares if our net assets may fall short of the aggregate amount of the items (w) to (z) above, on a non-consolidated basis, as of the conclusion of the relevant business year of us. In general, our subsidiaries (of whose shares more than 50% are owned by us) may not acquire our shares.

Liquidation rights

In the event of our liquidation, after payment of all debts, liquidation expenses, and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other provisions

Under our amended and restated Articles of Incorporation, there will be no provision (i) which may delay or prevent a change in control of us (that is triggered only in the event of a merger, acquisition, or corporate restructuring), (ii) which requires disclosure of ownership above a certain threshold, or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.

Transfer agent and registrar

The transfer agent and registrar for our Common Stock will be            having its registered office at            .

Korean foreign exchange controls and securities regulations

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under them, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investments in Korean securities by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that regulate investments by foreigners in Korean securities and issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•        if the Korean government deems it necessary on account of war, armed conflict, natural disaster, grave and sudden and significant changes in domestic or foreign economic circumstances, or similar events or circumstances, the Ministry of Economy and Finance may (i) temporarily suspend payment, receipt, or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep, or sell precious metal or any means of payment to The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to retrieve them to Korea; and

•        if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies.

The authority of the Ministry of Economy and Finance would not, however, be applicable to foreign investments made pursuant to the Foreign Investment Promotion Act of Korea.

Reporting requirements for holders of substantial interests

In the case of an investment in the amount of 100 million or more, (i) an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company or (ii) an acquisition by a foreign investor holding shares of a Korean company of a right to nominate or appoint a director or a senior officer of such company constitutes a foreign direct investment for purposes of the Foreign Investment Promotion Act of Korea. Generally, under the Foreign Investment Promotion Act of Korea, such foreign direct investment must be reported to a foreign exchange bank or Korea Trade-Investment Promotion Agency designated by the Ministry of Trade, Industry and Energy prior to such investment. The acquisition of shares in a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. Changes in ownership of shares of a Korean company by a foreign direct investor are subject to reporting requirements.

Restrictions applicable to shares

No governmental approval is required for a foreign investor to acquire the shares of a Korean company through a Korean Won account and a foreign currency account established with a foreign exchange bank. If a foreign investor intends to acquire the shares of a Korean company from a resident of Korea without using the above-mentioned Korean Won account and the foreign currency account established with a foreign exchange bank, such foreign investor must file a report to the Bank of Korea in advance. A foreign investor is permitted to acquire the shares of a Korean company from other foreign investor who acquired such shares as permitted by the Foreign Exchange Transaction Laws.

No governmental approval is required for a foreign investor to receive any dividends or sales proceeds in Korean Won of any shares in a Korean company which are to be paid, received, and retained in Korea. Such dividends or sales proceeds received by such foreign investor may be deposited in a Korean Won account established with such investor’s investment dealer or investment broker or its Korean Won account established with a foreign exchange bank. Funds in such foreign investor’s Korean Won account may be transferred to its foreign currency account in Korea or withdrawn for investing in shares in any Korean company (including the Company) and other limited purposes.

Investment dealers and investment brokers are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, investment dealers and investment brokers may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Direct Listing, there has been no public market for our Common Stock, and a liquid trading market for our Common Stock may not develop or be sustained after this Direct Listing. Sales of substantial amounts of our Common Stock in the public market after this Direct Listing, or the perception that such sales could occur, could adversely affect the trading price of our Common Stock and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate.

Upon completion of this Direct Listing, based on the number of Common Stock outstanding as of            , 2024, we will have            Common Stock outstanding. All of the Common Stock sold in this Direct Listing by the Registered Shareholders, will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices of the Common Stock. Prior to this Direct Listing, there has been no public market for our Common Stock. We intend to apply to list the Common Stock on NYSE, but we cannot assure you that a regular trading market will develop for the Common Stock.

Rule 144

All of our Common Stock that will be issued and outstanding upon the completion of this Direct Listing, other than those Common Stock sold in this Direct Listing, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued and outstanding Common Stock, which immediately after the completion of this Direct Listing will equal approximately            Common Stock; or

•        the average weekly trading volume of our Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

TAXATION

The following summary of Republic of Korea and U.S. federal income tax considerations of an investment in the Common Stock is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Common Stock, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Republic of Korea and the U.S. To the extent that the discussion relates to matters of the Republic of Korea’s tax law, it represents the opinion of            , our Republic of Korea counsel.

Certain Republic of Korea income Taxation Considerations

Korean taxation

The following is a discussion of material Korean tax consequences to owners of our common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends

We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. Please see the discussion under “Tax treaties” below for discussion on treaty benefits.

Taxation of capital gains

In general, capital gains earned by you upon the transfer of our common shares are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. Please see “— Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

Tax treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of

16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a document proving that you are the real beneficiary of the Korean source income. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance tax and gift tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax

If you transfer the common shares and the common shares are listed on neither the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.35%.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Stock. This summary deals only with our Common Stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our Common Stock in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our Common Stock.

This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “U.S. Holder” means a beneficial owner of our Common Stock that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Stock should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our Common Stock.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “— Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder with respect to our Common Stock generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Stock and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on our Common Stock at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our Common Stock generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future.

In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our Common Stock allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Stock is readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Stock is expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Disposition of Our Common Stock

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our Common Stock equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of our Common Stock is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our Common Stock is treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the current table year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our Common Stock, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our Common Stock, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our Common Stock, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Stock would be allocated pro-rata over the U.S. Holder’s holding period for the Common Stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our Common Stock exceeds 125% of the average of the annual distributions on the Common Stock received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of Common Stock if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Common Stock. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the Common Stock.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of Common Stock may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our Common Stock made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The Common Stock is expected to constitute foreign financial assets subject to these requirements unless the Common Stock is held in an account at certain financial institutions. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.

FATCA

Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Korea, which modifies the FATCA withholding regime described above. It is not yet clear how foreign passthru payments will be addressed under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Korean IGA and any non-U.S. legislation implementing FATCA on the investment in our Common Stock.

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of Common Stock covered hereby pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Common Stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Common Stock by the Registered Stockholders, except we have engaged financial advisors and additional financial advisors with respect to certain other matters relating to the registration of shares of our Common Stock and listing of our Common Stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of Common Stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Common Stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Common Stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly traded company, consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Kingswood Capital Partners. LLC as our financial advisor to advise and assist us with respect to certain matters relating to the registration of our Common Stock and our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Common Stock on the NYSE, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education. We have engaged Kingswood to be available to consult with the DMM who will be setting the opening public price of our Common Stock on the NYSE. However, Kingswood has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Common Stock in consultation with us, except as will be described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules. In addition, we have engaged Frost & Sullivan to perform a valuation analysis to determine a fair range of values for our Common Stock to help us determine the initial listing price per share of our Common Stock. The Frost & Sullivan report is filed as an exhibit to the registration statement of which this Prospectus is a part as Exhibit [_].

The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Common Stock. Based on information provided to the NYSE, the opening public price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with Rule 7.35A(g) of the NYSE Listed Company Manual, because there has not been a recent sustained history of trading in our Common Stock in a private placement market prior to listing, the DMM will consult with Kingswood in order for the DMM to effect a fair and orderly opening of our Common Stock on the NYSE, without coordination with us, consistent with the applicable securities laws in connection with our direct listing. In addition, the DMM may also consult with our other financial advisors, also without coordination with us, in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to it at that time, Kingswood and our other financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Common Stock and pre-listing selling and buying interest in our Common Stock that they become aware of from potential investors and holders of our Common Stock, including after consultation with certain investors (which may include certain of the Registered Stockholders). Such investor consultation by the financial advisors would not involve any coordination with or outreach on behalf of the Company. The financial advisors will not engage in a traditional book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the financial advisors provide to the DMM will be based on information that the financial advisors become aware of from potential investors and holders of our Common Stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. Additionally, the DMM, in consultation with Kingswood and our other financial advisors, is also expected to consider the Frost & Sullivan valuation report in establishing the opening public price. We will endeavor, and it is our understanding that the financial advisors and any affiliated persons each will endeavor, to conduct our and their activities specifically in compliance with Regulation M (to the extent that Regulation M applies to such activities). The Registered Stockholders will not be involved in the DMM’s process to establish the opening public price, including any decision regarding the timing of the opening trade.

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Common Stock is determined, the DMM may publish one or more pre-opening indications on the first day of trading, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds on the first day of trading. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Common Stock.

In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Common Stock than a DMM would in an underwritten initial public offering. For example, because our financial advisors are not acting as underwriters, they will not have engaged in a traditional book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our Common Stock may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See the section titled “Risk Factors-Risks Related to Ownership of Our Common Stock.”

In addition to sales made pursuant to this prospectus, the shares of Common Stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated, private transactions exempt from the registration requirements of the Securities Act, and the Registered Stockholders may distribute the shares of Common Stock covered by this prospectus to affiliates, managers, members, partners, equity holders, and/or other interest holders of such Registered Stockholders.

Under the securities laws of some states, shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.

Each Registered Stockholder may from time to time transfer, pledge, assign, or grant a security interest in some or all of the shares of Common Stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees, or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, pledgee, assignee or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Common Stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder, or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

EXPENSES RELATED TO THIS LISTING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this listing. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	$

LEGAL MATTERS

Certain legal matters of U.S. federal securities and New York State laws in connection with this listing will be passed upon for us by Morrison Cohen LLP. The validity of the Common Stock offered in this listing and certain legal matters as to Republic of Korea’s law will be passed upon for us by            .

EXPERTS

The consolidated financial statements of DeepGreenX Group Inc. and its subsidiaries as of December 31, 2024, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in shareholders’ deficit, and consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes, each appearing in this prospectus and registration statement, have been audited by J&S Associate PLT, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of J&S Associate PLT is at B-11-14, Megan Avenue II, 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including exhibits and schedules, under the Securities Act, with respect to the Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Common Stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this listing, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website referred to above. We also maintain a website at www.DeepGreenX.com, at which, following the completion of this listing, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Common Stock.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)

DEEP GREEN GROUP
(Formerly known as INTERSTELLAR CHAIN GROUP INC.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
DEEPGREENX GROUP INC.
(F.K.A. DEEP GREEN GROUP AND INTERSTELLAR CHAIN GROUP INC.)

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of DEEPGREENX GROUP INC. (F.K.A. DEEP GREEN GROUP AND INTERSTELLAR CHAIN GROUP INC.) and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in shareholders’ deficit, and consolidated statements of cash flows for the year ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as of December 31, 2024, the Company incurred a net loss of $2,453,422 and has suffered an accumulated deficit of $2,772,203 as of December 31, 2024. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern, and management’s plans to mitigate these matters, are described in Note 2.

These financial statements do not include any adjustments that may be necessary to reflect the effects on the recoverability and classification of assets and additional liabilities that may arise if the Company is not able to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S ASSOCIATE PLT

Certified Public Accountants
PCAOB No: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia
March 13, 2025

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars, except share data or otherwise stated)

	As of December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$1,051,936	$14,316
Accounts receivable	480,047	—
Other receivables	2,120	—
Prepaid expenses	9,590	704
Other current assets	1,052	1,347
Amount due from related parties	195,039	195,000

Total Current Assets	1,739,784	211,367

Non-Current Assets
Plant and equipment, net	—	2,216

Total Non-Current Assets	—	2,216

TOTAL ASSETS	$1,739,784	$213,583

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts payable	479,476	—
Other payable and accrued expenses	276,573	7,993
Amounts due to related parties	3,625,333	445,436

Total Current Liabilities	4,381,382	453,429

TOTAL LIABILITIES	4,381,382	453,429
Commitments and contingencies (Note 14)

SHAREHOLDERS’ (DEFICIT) EQUITY
Common Stock (Korea Won (“KRW”) 100 par value; 1,000,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2023)	70,000	70,000
Accumulated other comprehensive income	60,605	14,379
Accumulated deficit	(2,772,203)	(324,225)
TOTAL DEFICIT	(2,641,598)	(239,846)
TOTAL LIABILITIES AND EQUITY	$1,739,784	$213,583

See accompanying notes to consolidated financial statements.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(In U.S. Dollars, except share data or otherwise stated)

	Year ended December 31,
	2024	2023
Revenue	$24,081,848	$5,954,563
Cost of sales	(24,058,031)	(5,948,424)
Gross profit	23,817	6,139

Operating expenses:
General and administrative expenses	(1,784,135)	(99,694)
Professional expenses	(691,148)	(3,179)
Total operating expenses	(2,475,283)	(102,873)

Loss from operations	(2,451,466)	(96,734)

Other income/(expense)
Impairment loss	(1,625)	—
Interest income	42	36
Net loss before income tax	(2,453,049)	(96,698)
Income tax expenses	(373)	—
Net loss for the year	(2,453,422)	(96,698)

Other comprehensive income/(loss)
Foreign currency translation adjustment	46,342	(15,754)

Total comprehensive loss for the year	$(2,407,080)	$(112,452)

Net loss per share, basic and diluted	$(2.45)	$(0.10)
Weighted-average shares used to compute net loss per share, basic and diluted	1,000,000	1,000,000

See accompanying notes to consolidated financial statements.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In U.S. Dollars, except share data or otherwise stated)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Value
Balance as of January 1, 2024	100,000	$70,000	$(324,225)	$14,379	$(239,846)
Net loss for the year	—	—	(2,453,422)	—	(2,453,422)
Foreign currency translation adjustments	—	—	—	46,342	46,342
Stock split	900,000	—	—	—	—
Deregistration of a subsidiary	—	—	5,444	(116)	5,328
Balance as of December 31, 2024	1,000,000	$70,000	$(2,772,203)	$60,605	$(2,641,598)

Balance as of January 1, 2023	100,000	$70,000	$(227,527)	$30,133	$(127,394)
Net loss for the year	—	—	(96,698)	—	(96,698)
Foreign currency translation adjustments	—	—	—	(15,754)	(15,754)
Balance as of December 31, 2023	100,000	$70,000	$(324,225)	$14,379	$(239,846)

See accompanying notes to consolidated financial statements.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollars, except share data or otherwise stated)

	Year ended December 31,
	2024	2023
Cash flow from operating activities
Net loss for the year	$(2,453,422)	$(96,698)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	478	1,799
Impairment loss	1,625	—
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Accounts receivable	(480,047)	—
Other receivables	(3,617)	9,205
Prepaid expenses and other assets	(8,591)	(1,676)
Amount due from related parties	(39)	45,000
Accounts payable	479,476	—
Amounts due to related parties	(7,230)	10,436
Other payables and accrued expenses	275,405	(23,185)

Net cash used in operating activities	(2,195,962)	(55,119)

Cash flow from investing activities

Net cash flow provided by (used in) investing activities	—	—

Cash flow from financing activities
Borrowings from the related parties	3,187,127	85,000

Net cash provided by financing activities	3,187,127	85,000

Effect of exchange rate changes on cash	46,455	(15,633)
Net increase in cash	1,037,620	14,248
Cash and cash equivalents – beginning of year	14,316	68

Cash and cash equivalents – end of year	$1,051,936	$14,316

See accompanying notes to consolidated financial statements.

DEEPGREENX GROUP INC.

(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 1 —  ORGANIZATION AND DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Group is a leading AI green engine company, driving a new era of global climate revolution. The Company’s registered address is in Mapo-gu, Seoul, Korea, the business operations are in South Korea and the People’s Republic of China.

DeepGreenX Group Inc. (formerly known as Deep Green Group and Interstellar Chain Group Inc., the “Company” or “Interstellar”) is established under the laws of Korea on July 1, 2020 with no business operation. In March 2023, the Company incorporated Beijing Deep Green Intelligent Technology Co., Ltd. (formerly known as Beijing Seven Stars Giga Technology Service Ltd.), a wholly owned subsidiary of the Company which is incorporated in the People’s Republic of China (the “PRC”). In June 2023, Beijing Seven Stars Giga Technology Service Ltd. acquired 100% equity interest of Baoji Space Tomorrow Ltd., Fujian GCN IoT Ltd. and its subsidiary Fujian Oxylus Space Ocean Group Ltd., from its related party Sun Seven Stars Investment Group Inc (“SSSIG”) (of which SSSIG’s ultimate beneficial owner is the immediate family of the ultimate beneficial shareholder of the Company).

In August 2024, the Company’s subsidiary, Beijing Deep Green Intelligent Technology Co., Ltd. disposed 100% equity interest of Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of the Company’s controlling shareholder, Powermers Smart Industries Inc.(“PSI”), pursuant to the internal reorganization plan of PSI, since then the substantial operating entities has been consolidated to PSI. The disposal resulted in a change in reporting entity and required retrospective combination of the entity for all periods presented, as if the disposal had been in effect since the inception of the common control. Accordingly, the consolidated financial statements of the Group do not reflect the accounting of the subsequently disposed subsidiary.

To develop the business of the Group, the Company further incorporated subsidiaries since October 2024. In December 2024, the Company incorporated Beijing Deep Green Technology Co., Ltd. in the PRC. In addition, Beijing Deep Green Intelligent Technology Co., Ltd. incorporated Tianjin Deep Green Technology Co., Ltd., Langfang Deep Green Technology Co., Ltd. and Anhui Chengtong Electronic Technology Co., Ltd. on October 22, 2024, October 18, 2024, and November 13, 2024, respectively. Beijing Deep Green Technology Co., Ltd. incorporated Shanghai DeepGreenX Trading Co., Ltd., Shanghai DeepGreenX Nonferrous Metals Co., Ltd. and Beijing DeepGreenX Energy Technology Co., Ltd. on December 26, 2024, December 30, 2024 and December 27, 2024, respectively.

In August 2024, Fujian GCN IoT Ltd. disposed 100% equity interest in Fujian Oxylus Space Ocean Group Ltd., Fujian Oxylus Space Ocean Group Ltd. has not yet commenced business and no assets nor liabilities have been disposed as at date of disposal. In November 2024, the Group deregistered Baoji Space Tomorrow Ltd. pursuant to the business development plan of the Group.

The following diagram illustrates the Company’s subsidiaries as of December 31, 2024:

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 —  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Group’s consolidated financial statements included in this report have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of the Group’s management, all adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) necessary to present fairly our financial position as of December 31, 2024 and 2023, and results of operations, and cash flows for the years ended December 31, 2024 and 2023 have been made. The consolidated financial statements are presented in United States dollars.

Reference is frequently made herein to the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”). This is the source of authoritative US GAAP recognized by the FASB to be applied to non-governmental entities.

The accompanying consolidated financial statements include the financial position and results of operations of DeepGreenX Group Inc., Beijing Deep Green Intelligent Technology Co., Ltd., Tianjin Deep Green Technology Co., Ltd., Langfang Deep Green Technology Co., Ltd., Anhui Chengtong Electronic Technology Co., Ltd., Beijing Deep Green Technology Co., Ltd., Shanghai DeepGreenX Trading Co., Ltd., Shanghai DeepGreenX Nonferrous Metals Co., Ltd., Beijing DeepGreenX Energy Technology Co., Ltd. and Baoji Space Tomorrow Ltd. All material intercompany transactions and balances have been eliminated in combination. These consolidated financial statements have been combined under common ownership and management.

Business Combinations

Under ASC 805-50-05-5 and ASC 805-50-45-2, Business Combination, in connection with an acquisition of business under common control, the assets transferred to the Company are generally not stepped up to fair value but are derecognized by the transferring entities and recognized by the receiving entity at the historical cost of the parent of the entities, and the assets and liabilities transferred to the Company are recorded at the historical cost of the parent of the entities under common control, with the offset being recorded as an increase or decrease to accumulated deficit.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the year ended December 31, 2024, the Group incurred a net loss of $2,453,422. As of December 31, 2024, the Group had working capital deficit of $2,641,598, and accumulated losses of $2,772,203. These matters raise substantial doubt about the Group’s ability to continue as a going concern. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. Based on the Group’s existing cash and cash equivalents and the financial support committed by Fourcore Capital Inc., whose beneficial owner of its largest shareholder is an immediate family of the beneficial owner of the Company, the Group believes that it will be able to meet its payment obligations and other commitments for at least the next 12 months from the date of this report.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 —  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for current expected credit loss, allowance for deferred tax assets, uncertain tax position, revenue recognition and other provisions and contingencies. Actual results could differ from those estimates.

Foreign Currencies Translation and Transaction

The reporting currency of the Group is U.S. Dollar (US$). The functional currency of the Company is KRW. The Group’s principal places of current operations are the South Korea, and PRC. The financial position and results of its operations in South Korea and PRC are determined using Korean Won and Renminbi (“RMB”) as their functional currency, respectively. The results of operations and the consolidated statement of cash flows denominated in functional currencies are translated to US$ at the average rates of exchange using the reporting period. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of entities whose functional currency is other than US$ has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. The resulting translation adjustment is reflected as accumulated other comprehensive income, which are included in the accompanying consolidated statements of income and comprehensive income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are insured, secured and unrestricted as to withdrawal. The Group maintains the bank accounts in South Korea and PRC.

Accounts Receivable

On January 1, 2023, the Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. Results for reporting periods beginning January 1, 2023 are presented under ASC 326.

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for credit losses. The Group carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Group determined that the estimated credit losses are immaterial as of December 31, 2024 and 2023.

All accounts receivable, amounted to $480,047 as of December 31, 2024 are less than 30 days.

Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation is recorded on a reducing balance method basis over each asset’s estimated useful life.

Plant and Equipment	Useful life (years)
Office equipment, furniture and fixtures	5 – 10 years

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

Operating lease right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. At the inception of a contract management assesses whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the right to substantially all the economic benefit from the use of the asset throughout the period is obtained, and (3) whether the Group has the right to direct the use of the asset. At the inception of a lease, management allocates the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. The Group accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the non-lease components (e.g., common-area maintenance costs).

Leases may include one or more options to renew, with renewal terms that can extend the lease term from one year or more. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. The Group’s leases do not include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Certain lease agreements include rental payments adjusted periodically for inflation. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All of the Group’s leases are classified as operating leases. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less. The effect of short-term leases and initial direct costs on our right-of-use asset and lease liability was not material.

ASC 842, Leases, (“ASC 842”) requires the Group to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancellation provisions, and determining the discount rate.

As the rate implicit in the lease is not usually available, the Group used an incremental borrowing rate based on the information available at the adoption date of ASC 842 in determining the present value of lease payments for existing leases. The Group uses information available at the lease commencement date to determine the discount rate for any new leases.

Revenue Recognition

The Group generates revenue from the business of commodity trading services during the current year. The Group adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods, after considering price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized on a gross basis as the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers, when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

The Group is engaging in the business of commodity trading services. Revenue for trading contracts is recognized at a point in time. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 —  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of Sales

Cost of sales is primarily comprised of the cost of goods and other direct costs associated with providing commodity trading services. The Company accounts for the commodities as inventories when purchasing, and recognizes as cost of sales when the commodities are transferred to the customers. Other direct costs associated with providing commodity trading services are expensed as incurred.

Fair Value Measurements

U.S. GAAP requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

•        Level 1 — Unadjusted quoted market prices for identical assets and liabilities in an active market that the Group has the ability to access.

•        Level 2 — Quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

•        Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Group reviews the valuation techniques used to determine if the fair value measurements are still appropriate on an annual basis, and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information.

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, other current assets, amount due from related parties, accounts payable and accrued expenses, and amounts due to related parties. The fair values of these assets and liabilities approximate carrying amounts because of the short-term nature of these instruments.

Our financial and non-financial assets and liabilities that are measured at fair value on a nonrecurring basis.

Impairment of Long-Lived Assets

The Group evaluate long-lived assets or asset groups with finite lives for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less costs to sell. During the year ended December 31, 2024, the Group recognized impairment loss amounted to $1,625 for the long-lived assets. There was no impairment charges recognized related to long-lived assets during the year ended December 31, 2023.

Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed by dividing net loss by the weighted-average number of common shares.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Standards, not yet Adopted by the Group

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

NOTE 3 — OTHER RECEIVABLES

As of December 31, 2024, other receivables consist of deposits to suppliers amounted to $2,069 and advance to employee amounted to $51, respectively (December 31, 2023: nil and nil).

NOTE 4 — PREPAID EXPENSES

As of December 31, 2024, prepaid expenses consist of prepayment for commodities amounted to $9,590 and prepayment for warehouse amounted to nil, respectively (December 31, 2023: nil and $704).

NOTE 5 — PLANT AND EQUIPMENT

Plant and equipment consist of the following as of December 31, 2024 and 2023, respectively:

	As of December 31,
	2024	2023
Office equipment, furniture and fixtures	$14,292	$15,095
Accumulated depreciation	(12,667)	(12,879)
Impairment	(1,625)	—
Total plant and equipment, net	$—	$2,216

Depreciation expenses were $478 and $1,799 for the years ended December 31, 2024 and 2023, respectively.

NOTE 6 — RELATED PARTY TRANSACTIONS

Amount due from related parties

As of December 31, 2024, the amount due from a related party includes consulting service fee receivable from Giga Carbon Neutrality Inc., of which have same ultimate beneficial owner with the Company, amounted to $195,000 (December 31, 2023: $195,000), which was generated from the consulting service provided to Giga Carbon Neutrality Inc. amounted to $240,000 during year ended December 31, 2022. The outstanding receivables are non-interest bearing and repayable on demand.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

In addition, the amounts due from related parties include the non-trade reimbursement from Tianjin Powermers Technology Co., Ltd., a subsidiary of Powermers Smart Industries Inc (“PSI”), amounted to $39 (December 31, 2023: nil). PSI has the same ultimate beneficial owner as the Company. The non-trade reimbursement is repayable on demand.

The Company will settle the outstanding balances prior to the completion of listing.

Amounts due to related parties

During the years ended December 31, 2024 and 2023, under a series of loan agreements signed between the Group and Enlighta Medical Technology Group Limited, a subsidiary of SSSIG, of which SSSIG’s ultimate beneficial owner is the immediate family of the ultimate beneficial shareholder of the Company, the Group had a total loan to Enlighta Medical Technology Group, to support the business operations of the Company, which amounted to $483,842 and $435,000 as of December 31, 2024 and 2023, respectively. This loan is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

During the years ended December 31, 2024 and 2023, under a series of loan agreements signed between the Group and SSSIG, the Group had a total loan to SSSIG, to support the business operations of the Company, which amounted to $3,138,285 and nil as of December 31, 2024 and 2023, respectively. This loan is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

In addition, the amounts due to related parties include the non-trade reimbursement from PSI, Beijing Powermers Smart Technology Co. Ltd., a subsidiary of PSI and Tianjin Powermers Energy Technology Ltd., amounted to nil, nil and $3,206 (December 31, 2023: $70, $10,366 and nil) respectively. The non-trade reimbursement is repayable on demand.

Other related party transactions

In August 2024, Beijing Deep Green Intelligent Technology Co., Ltd., a wholly owned subsidiary of the Company disposed 100% equity interest of Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., pursuant to the internal reorganization plan of PSI, since when the substantial operating entities has been consolidated to PSI. The disposal resulted in a change in the reporting entity and required retrospective combination of the entity for all periods presented, as if the disposal had been in effect since the inception of common control.

NOTE 7 — ACCOUNTS PAYABLE

Accounts payable are amounts billed to the Group by suppliers for goods and services in the ordinary course of business. All amounts have short-term repayment terms and vary by supplier.

NOTE 8 — OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2024	2023
Payable for staff cost	189,020	1,092
Payable for professional expenses	79,825
Payable for rental	—	4,787
Tax payable	5,960	2,114
Other payable	1,768	—
Total other payable and accrued expenses	$276,573	$7,993

Included in the payable to staff cost, the Company have outstanding compensation to directors amounted to 64,000 and $1,092 as of December 31, 2024 and 2023, respectively.

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 9 — CAPITAL STRUCTURE

Common Stock:

As of the balance sheet date on December 31, 2024, the Company had 1,000,000 shares authorized, issued and outstanding, the par value of the Company’s common stock is KRW100 per share.

As of the balance sheet date on December 31, 2023, the Company had 100,000 shares authorized, issued and outstanding, the par value of the Company’s common stock is KRW1,000 per share.

On November 19, 2024, the board of shareholders of the Company determined it to be in the best interests of the Company to increase the authorized number of common stocks from 100,000 to 1,000,000, and as such, that a 10:1 forward stock split of the Company’s 100,000 common stock was implemented and effective since December 24, 2024, resulting in 1,000,000 outstanding shares.

NOTE 10 — REVENUE

Revenue consists of the following:

	Year ended December 31,
	2024	2023
Commodity trading services	$24,081,848	$5,954,563

NOTE 11 — INCOME TAXES

South Korea

The Company is incorporated in South Korea is subject to corporate income tax at a rate of 10%.

PRC

The Company’s subsidiaries are under the Law of the PRC on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%.

Reconciliation of income tax:

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2024 and 2023 are as follows:

	Year ended December 31,
	2024	2023
Loss before income tax	$(2,453,049)	$(96,698)
Computed tax using respective company’s statutory tax rates (10%)	(245,305)	(9,670)
Effect of different tax rates of subsidiaries operating in other jurisdictions	335,630	(369)
Preferential tax rates and tax holiday	1,492	—
Non-deductible expenses	(294,221)	—
Change in valuation allowances	202,031	10,039
Income tax expense at effective tax rate	$(373)	$—

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 11 — INCOME TAXES (cont.)

Movement of valuation allowance

	Year ended December 31,
	2024	2023
Unrecognized valuation allowance at beginning of the year	$32,910	$22,871
Addition	202,031	10,039
Reversal	—	—
Total unrecognized valuation allowance	$234,941	$32,910

NOTE 12 — CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables and amounts due from related party. The Group places its cash with financial institutions with high-credit ratings and quality. Accounts receivable consist of amounts receivable from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. The Group has not noted any significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
Customer A	$9,692,136	$—
Customer B	7,986,682	834,470
Customer C	3,877,665	—
Customer D	—	5,120,093

The following customers accounted for 10% or more of accounts receivable as of December 31, 2024 and 2023, respectively.

	As of December 31,
	2024	2023
Customer A	$247,286	$—
Customer B	232,761	—

Concentration of suppliers

The following suppliers accounted for 10% or more of cost of revenue for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023
Supplier A	$11,852,247	$—
Supplier B	4,941,897	—
Supplier C	—	3,417,132
Supplier D	—	1,697,692
Supplier E	—	833,600

DEEPGREENX GROUP INC.
(Formerly known as DEEP GREEN GROUP and INTERSTELLAR CHAIN GROUP INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 12 — CONCENTRATION OF CREDIT RISK (cont.)

The following suppliers accounted for 10% or more of accounts payable as of December 31, 2024 and 2023, respectively.

	As of December 31,
	2024	2023
Supplier A	$479,476	$—

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of $1,037,516 and $9,027 denominated in RMB as of December 31, 2024 and 2023, respectively.

NOTE 13 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Group determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

NOTE 14 —  COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024 and 2023, the Group did not have any significant capital commitments or other commitments.

Contingencies

As of December 31, 2024 and 2023, the Group is not a party to any material legal or administrative proceedings.

NOTE 15 — SUBSEQUENT EVENTS

There is no matter or circumstance arisen since December 31, 2024, which has significantly affected the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
DEEP GREEN GROUP
(F.K.A. INTERSTELLAR CHAIN GROUP INC.)

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of DEEP GREEN GROUP (F.K.A. INTERSTELLAR CHAIN GROUP INC.) and its subsidiaries (the ‘Company’) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in shareholders’ deficit, and consolidated statements of cash flows for the year ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, as of December 31, 2023, the Group had cash and cash equivalents of $14,316, negative working capital of $242,062, and accumulated losses of $324,225. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions that gives rise to the substantial doubt that exists about the Company’s ability to continue as a going concern and management’s plans to mitigate this matter are also described in Note 2.

These financial statements do not include any adjustments that that may be necessary to reflect the effects on the recoverability and classification of assets and additional liabilities that may arise if the Company is not able to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S ASSOCIATE PLT

Certified Public Accountants
PCAOB No: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia
October 30, 2024

DEEP GREEN GROUP
(Formerly known as INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars, except share data or otherwise stated)

	As of December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$14,316	$68
Other receivables	—	9,205
Prepaid expenses	704	—
Other current assets	1,347	375
Amount due from a related party	195,000	240,000

Total Current Assets	211,367	249,648

Non-Current Assets
Plant and equipment, net	2,216	4,136

Total Non-Current Assets	2,216	4,136

TOTAL ASSETS	$213,583	$253,784

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Other payables and accrued expenses	7,993	31,178
Amounts due to related parties	445,436	350,000

Total Current Liabilities	453,429	381,178

TOTAL LIABILITIES	453,429	381,178
Commitments and contingencies (Note 15)

SHAREHOLDERS’ (DEFICIT) EQUITY
Common Stock (Korea Won(“KRW”)1,000 par value; 100,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022)	70,000	70,000
Accumulated other comprehensive income	14,379	30,133
Accumulated deficit	(324,225)	(227,527)
TOTAL DEFICIT	(239,846)	(127,394)
TOTAL LIABILITIES AND EQUITY	$213,583	$253,784

See accompanying notes to consolidated financial statements.

DEEP GREEN GROUP
(Formerly known as INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
(In U.S. Dollars, except share data or otherwise stated)

	Year ended December 31,
	2023	2022
Revenue	$5,954,563	$—
Cost of sales	(5,948,424)	—
Gross profit	6,139	—

Operating expenses:
General and administrative expenses	(99,694)	(137,418)
Professional expenses	(3,179)	(3,129)
Total operating expenses	(102,873)	(140,547)

Loss from operations	(96,734)	(140,547)

Other income(expense)
Other income, net	—	240,000
Interest income	36	8
Net (loss) gain before income tax	(96,698)	99,461
Income tax expenses	—	—
Net (loss) gain for the year	(96,698)	99,461

Other comprehensive loss
Foreign currency translation adjustment	(15,754)	(21,792)

Total comprehensive (loss)/gain for the year	$(112,452)	$77,669

Net (loss) earnings per share, basic and diluted	$(0.97)	$0.99
Weighted-average shares used to compute net (loss) earnings per share, basic and diluted	100,000	100,000

See accompanying notes to consolidated financial statements.

DEEP GREEN GROUP
(Formerly known as INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(In U.S. Dollars, except share data or otherwise stated)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Value
Balance as of January 1, 2023	100,000	$70,000	$(227,527)	$30,133	$(127,394)
Net loss for the year	—	—	(96,698)	—	(96,698)
Foreign currency translation adjustments	—	—	—	(15,754)	(15,754)
Balance as of December 31, 2023	100,000	$70,000	$(324,225)	$14,379	$(239,846)

Balance as of January 1, 2022	100,000	$70,000	$(326,988)	$51,925	$(205,063)
Net gain for the year	—	—	99,461	—	99,461
Foreign currency translation adjustments	—	—	—	(21,792)	(21,792)
Balance as of December 31, 2022	100,000	$70,000	$(227,527)	$30,133	$(127,394)

See accompanying notes to consolidated financial statements.

DEEP GREEN GROUP
(Formerly known as INTERSTELLAR CHAIN GROUP INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollars, except share data or otherwise stated)

	Year ended December 31,
	2023	2022
Cash flow from operating activities
Net (loss) income	$(96,698)	$99,461
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,799	25,964
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Other receivables	9,205	32,862
Prepaid expenses and other assets	(1,676)	79,625
Amount due from a related party	45,000	(237,609)
Amounts due to related parties	10,436	—
Operating lease liabilities	—	(23,567)
Other payables and accrued expenses	(23,185)	10,571

Net cash used in operating activities	(55,119)	(12,693)

Cash flow from investing activities

Net cash flow provided by (used in) investing activities	—	—

Cash flow from financing activities
Borrowings from the related parties	85,000	—

Net cash provided by financing activities	85,000	—

Effect of exchange rate changes on cash	(15,633)	(21,181)
Net increase (decrease) in cash	14,248	(33,874)
Cash and cash equivalents – beginning of year	68	33,942

Cash and cash equivalents – end of year	$14,316	$68

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Group is a leading AI green engine company, driving a new era of global climate revolution. The Company’s registered address is in Mapo-gu, Seoul, Korea, the business operations are in South Korea and the People’s Republic of China.

Deep Green Group (formally known as Interstellar Chain Group Inc., the “Company” or “Interstellar”) is established under the laws of Korea on July 1, 2020 with no business operation. In March 2023, the Company incorporated Beijing Seven Stars Giga Technology Service Ltd., a wholly owned subsidiary of the Company which is incorporated in the People’s Republic of China (the “PRC”). In June 2023, Beijing Seven Stars Giga Technology Service Ltd. acquired 100% equity interest of Baoji Space Tomorrow Ltd., Fujian GCN IoT Ltd. and its subsidiary Fujian Oxylus Space Ocean Group Ltd., from its related party Sun Seven Stars Investment Group Inc (of which SSSIG’s ultimate beneficial owner is the immediate family of the ultimate beneficial shareholder of the Company).

On August 2024, the Company’s subsidiary, Beijing Seven Stars Giga Technology Service Ltd. disposed 100% equity interest of Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of the Company’s controlling shareholder, Powermers Smart Industries Inc.(“PSI”), pursuant to the internal reorganization plan of PSI, since when the substantial operating entities has been consolidated to PSI. The disposal resulted in a change in reporting entity and required retrospective combination of the entity for all periods presented, as if the disposal had been in effect since the inception of the common control. Accordingly, the consolidated financial statements of the Group do not reflect the accounting of the subsequently disposed subsidiary.

The following diagram illustrates the Company’s subsidiaries as of December 31, 2023:

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Group’s consolidated financial statements included in this report have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of the Group’s management, all adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) necessary to present fairly our financial position as of December 31, 2023 and 2022, and results of operations, and cash flows for the years ended December 31, 2023 and 2022 have been made. The consolidated financial statements are presented in United States dollars.

Reference is frequently made herein to the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”). This is the source of authoritative US GAAP recognized by the FASB to be applied to non-governmental entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying consolidated financial statements include the financial position and results of operations of Deep Green Group, Beijing Seven Stars Giga Technology Service Ltd., and Baoji Space Tomorrow Ltd. All material intercompany transactions and balances have been eliminated in combination. These consolidated financial statements have been combined under common ownership and management.

Business Combinations

Under ASC 805-50-05-5 and ASC 805-50-45-2, Business Combination, in connection with an acquisition of business under common control, the assets transferred to the Company are generally not stepped up to fair value but are derecognized by the transferring entities and recognized by the receiving entity at the historical cost of the parent of the entities, and the assets and liabilities transferred to the Company are recorded at the historical cost of the parent of the entities under common control, with the offset being recorded as an increase or decrease to accumulated deficit.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of December 31, 2023, the Group had cash and cash equivalents of $14,316, negative working capital of $242,062, and accumulated losses of $324,225. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. Based on the Group’s existing cash and cash equivalents and the financial support committed by SSSIG, the Group believes that it will be able to meet its payment obligations and other commitments for at least the next 12 months from the date of this report.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for current expected credit loss, allowance for deferred tax assets, uncertain tax position, revenue recognition and other provisions and contingencies. Actual results could differ from those estimates.

Foreign Currencies Translation and Transaction

The reporting currency of the Group is U.S. Dollar (US$). The functional currency of the Company is KRW. The Group’s principal places of current operations are the South Korea, and PRC. The financial position and results of its operations in South Korea and PRC are determined using Korean Won and Renminbi (“RMB”) as their functional currency, respectively. The results of operations and the consolidated statement of cash flows denominated in functional currencies are translated to US$ at the average rates of exchange using the reporting period. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of entities whose functional currency is other than US$ has been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. The resulting translation adjustment is reflected as accumulated other comprehensive income, which are included in the accompanying consolidated statements of income and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, and bank deposits with original maturities of three months or less, all of which are insured, secured and unrestricted as to withdrawal. The Group maintains the bank accounts in South Korea and PRC.

Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Depreciation is recorded on a reducing balance method basis over each asset’s estimated useful life.

Plant and Equipment	Useful life (years)
Office equipment, furniture and fixtures	5-10 years

Leases

Operating lease right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. At the inception of a contract management assesses whether the contract is, or contains, a lease. The assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the right to substantially all the economic benefit from the use of the asset throughout the period is obtained, and (3) whether the Group has the right to direct the use of the asset. At the inception of a lease, management allocates the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. The Group accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the non-lease components (e.g., common-area maintenance costs).

Leases may include one or more options to renew, with renewal terms that can extend the lease term from one year or more. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. The Group’s leases do not include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Certain lease agreements include rental payments adjusted periodically for inflation. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All of the Group’s leases are classified as operating leases. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less. The effect of short-term leases and initial direct costs on our right-of-use asset and lease liability was not material.

ASC 842, Leases, (“ASC 842”) requires the Group to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancellation provisions, and determining the discount rate.

As the rate implicit in the lease is not usually available, the Group used an incremental borrowing rate based on the information available at the adoption date of ASC 842 in determining the present value of lease payments for existing leases. The Group uses information available at the lease commencement date to determine the discount rate for any new leases.

Revenue Recognition

The Group generates revenue from the business of sales of metals during the current year. The Group adopted ASC 606 Revenue from Contract with Customers (“ASC606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods, after considering price concessions, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized on a gross basis as the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers, when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

The Group is engaging in the business of sales of metals. Revenue for trading contracts is recognized at a point in time. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer. Delivery occurs when the products have been delivered to the point of receipt by customer.

Cost of Sales

Cost of sale is primarily comprised of the cost of goods and other direct costs associated with providing trading of metals. These costs are expensed as incurred.

Fair Value Measurements

U.S. GAAP requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The various levels of the fair value hierarchy are described as follows:

•        Level 1 — Unadjusted quoted market prices for identical assets and liabilities in an active market that the Group has the ability to access.

•        Level 2 — Quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

•        Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Group reviews the valuation techniques used to determine if the fair value measurements are still appropriate on an annual basis, and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information.

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash and cash equivalents, trade payable, accrued other expenses, and other current liabilities. The fair values of these assets and liabilities approximate carrying amounts because of the short-term nature of these instruments.

Our financial and non-financial assets and liabilities that are measured at fair value on a nonrecurring basis.

Impairment of Long-Lived Assets

The Group evaluate long-lived assets or asset groups with finite lives for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less costs to sell. There were no impairment charges recognized related to long-lived assets during the years ended December 31, 2023 and 2022.

Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net loss by the weighted average number of Common Stock outstanding during the year. Diluted earnings (loss) per share is computed by dividing net loss by the weighted-average number of Common Stock.

Related parties

Related parties are affiliates of the Group; entities for which investments are accounted for by the equity method by the Group; trusts for the benefit of employees; principal owners of the Group; its management; members of the immediate families of principal owners of the Group and its management; and other parties with which the Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Standards, not yet Adopted by the Group

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

NOTE 3 — OTHER RECEIVABLES

As of December 31, 2023, other receivables consist of deposits to suppliers of nil (December 31, 2022: $9,205).

NOTE 4 — PREPAID EXPENSES

As of December 31, 2023, prepaid expenses consist of prepayment for warehouse of $704 (December 31, 2022: nil).

NOTE 5 — PLANT AND EQUIPMENT

Plant and equipment consists of the following as of December 31, 2023 and 2022, respectively:

	As of December 31,
	2023	2022
Office equipment, furniture and fixtures	$15,095	$15,464
Accumulated depreciation and amortization	(12,879)	(11,328)
Total plant and equipment, net	$2,216	$4,136

Depreciation expense was $1,799 and $3,129 for the years ended December 31, 2023 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 6 — RELATED PARTY TRANSACTIONS

Amount due from a related party

The amount due from a related party consists of consulting service fee receivable from Giga Carbon Neutrality Inc., of which have same ultimate beneficial owner with the Company, amounted $195,000 (December 31, 2022: $240,000), which was generated from the consulting service provided to Giga Carbon Neutrality Inc. amounted to $240,000 during year ended December 31, 2022. The outstanding receivables are non-interest bearing and repayable on demand. The Company will settle the outstanding balances prior to the completion of listing.

Amounts due to related parties

During the years ended December 31, 2023 and 2022, under a series of loan agreements signed between the Group and Enlighta Medical Technology Group, a subsidiary of SSSIG, of which SSSIG’s ultimate beneficial owner is the immediate family of the ultimate beneficial shareholder of the Company, the Group had a total loan to SSSIG, to support the business operations of the Company, which amounted to $435,000 and $350,000 as of December 31, 2023 and 2022, respectively. This loan is non-interest bearing, non-secured, no stated maturity date and is payable on demand, with a term allowing the board of directors to apply discretion to delay repayment.

In addition, the amounts due to related parties include the non-trade reimbursement from PSI (Company’s controlling shareholder) and Beijing Powermers Smart Technology Co. Ltd., a subsidiary of PSI amounted to $70 and $10,366 (December 31, 2022: nil and nil) respectively. The non-trade reimbursement is repayable on demand.

Other related party transactions

During 2023, the Company completed several acquisitions of subsidiaries. These acquisitions were completed with the related parties under PSI at nominal considerations. The Company determined that the net tangible assets of these subsidiaries closely approximated their fair value due to their minimal operations and lack of profitability.

See Note 12 — Business Combinations for detail of these transactions.

In August 2024, Beijing Seven Stars Giga Technology Service Ltd., a wholly owned subsidiary of the Company disposed 100% equity interest of Fujian GCN IoT Ltd. to Beijing Powermers Smart Industries Technology Co., a wholly owned subsidiary of the Company’s controlling shareholder, Powermers Smart Industries Inc.(“PSI”), pursuant to the internal reorganization plan of PSI, since when the substantial operating entities has been consolidated to PSI. The disposal resulted in a change in the reporting entity and required retrospective combination of the entity for all periods presented, as if the disposal had been in effect since the inception of common control.

NOTE 7 — OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2023	2022
Payables for staff cost	—	3,759
Payables for rental	4,787	5,360
Payable to a director	1,092	19,750
Other payables	2,114	2,309
Total other payables and accrued expenses	$7,993	$31,178

Included in the payable to a director, the Company have outstanding compensation to a director amounted to $1,092 and $13,075 as of December 31, 2023 and 2022, respectively and have outstanding advance from a director amounted to nil and $6,675 as of December 31, 2023 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 8 — CAPITAL STRUCTURE

Common Stock:    The par value of the Company’s common stock is KRW1,000 per share and the authorized shares is 100,000 shares. As at the balance sheet date on December 31, 2023 and 2022, the Company had 100,000 common stocks issued and outstanding.

NOTE 9 — REVENUE

Revenue consists of the following:

	Year ended December 31,
	2023	2022
Sales of commodities	$5,954,563	$—

NOTE 10 — INCOME TAXES

South Korea

The Company is incorporated in South Korea is subject to corporate income tax at a rate of 10%.

PRC

The Company’s subsidiaries are under the Law of the PRC on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%.

Reconciliation of income tax:

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2022 are as follows:

	Year ended December 31,
	2023	2022
(Loss) Income before income tax	$(96,698)	$99,461
Computed tax using respective company’s statutory tax rates (10%)	(9,670)	9,946
Effect of different tax rates of subsidiaries operating in other jurisdictions	(369)	—
Change in valuation allowances	10,039	(9,946)
Income tax expense at effective tax rate	$—	$—

Movement of valuation allowance

	Year ended December 31,
	2023	2022
Unrecognized valuation allowance at beginning of the year	$22,871	$32,817
Addition	10,039	—
Reversal	—	(9,946)
Total unrecognized valuation allowance	$32,910	$22,871

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 11 — OPERATING LEASE RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a) Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the year are as follows:

	Year ended
	2023	2022
As of January 1	$—	$25,791
Amortization expenses	—	(22,408)
Exchange difference	—	(3,383)
As of December 31	$—	$—

(b) Lease Liabilities

	Year ended
	2023	2022
As of January 1	$—	$26,634
Interest	—	426
Repayment	—	(23,567)
Exchange difference	—	(3,493)
As of December 31	$—	$—

NOTE 12 — BUSINESS COMBINATIONS

Acquisition of Baoji Space Tomorrow Ltd.

On June 5, 2023, the Company’s subsidiary Beijing Seven Stars Giga Technology Service Ltd. completed the acquisition of 100% equity interest in Baoji Space Tomorrow Ltd. at nominal consideration. This company had not yet commenced business and no assets nor liabilities have been acquired or assumed as at date of acquisition.

Acquisition of Fujian GCN IoT Ltd. and Fujian Oxylus Space Ocean Group Ltd.

On June 9, 2023, the Company’s subsidiary Beijing Seven Stars Giga Technology Service Ltd. completed the acquisition of 100% equity interest in Fujian GCN IoT Ltd. and its subsidiary Fujian Oxylus Space Ocean Group Ltd. at nominal considerations. These companies had not yet commenced business and no assets nor liabilities have been acquired or assumed as at date of acquisition.

NOTE 13 — CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, trade receivables and amounts due from related party. The Group places its cash with financial institutions with high-credit ratings and quality. Trade receivables consist of amounts receivable from customers. The risk with respect to trade receivable is mitigated by credit evaluations the Group performs in its customers and its ongoing monitoring process of outstanding balances. The Group has not noted any significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenue for the years ended December 31, 2023 and 2022:

	Years ended December 31,
	2023	2022
Customer A	$5,120,093	$—
Customer B	834,470	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 13 — CONCENTRATION OF CREDIT RISK (cont.)

Concentration of suppliers

The following suppliers accounted for 10% or more of cost of revenue for the years ended December 31, 2023 and 2022:

	Years ended December 31,
	2023	2022
Supplier A	$3,417,132	$—
Supplier B	1,697,692	—
Supplier C	833,600	—

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of $9,027 and nil denominated in RMB as of December 31, 2023 and 2022, respectively.

NOTE 14 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Group determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2023 and 2022, the Group did not have any significant capital commitments or other commitments.

Contingencies

As of December 31, 2023 and 2022, the Group is not a party to any material legal or administrative proceedings.

NOTE 16 — SUBSEQUENT EVENTS

Except as disclosed below, there is no other matter or circumstance arisen since December 31, 2023, which has significantly affected the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

On August 1, 2024, the Company’s indirect subsidiary Fujian GCN IoT Ltd,disposed of 100% equity interest in Fujian Oxylus Space Ocean Group Ltd. at nominal considerations to SSSIG.

On August 13, 2024, the Company’s subsidiary Beijing Seven Stars Giga Technology Service Ltd. disposed of 100% equity interest in Fujian GCN IoT Ltd. at nominal considerations to Powermers Smart Industries, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars, except share data or otherwise stated)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

On August 31, 2024, the Company’s original shareholder Powermers Smart Industries Inc. and Sun Seven Stars Gift Holding Ltd. signed share purchase agreements with NextGen Exchange Group Inc. to transfer 74,931 and 25,000 shares to NextGen Exchange Group Inc. After completion of the share purchase agreements, NextGen Exchange Group Inc. owns 99.93% of the Company.

On October 15, 2024, the Company have changed its name from Interstellar Chain Group Inc. to Deep Green Group.

On October 18, 2024, and October 22, 2024, the Company’s subsidiary Beijing Seven Stars Giga Technology Service Ltd. incorporated Langfang Deep Green Technology Co. Ltd., and Tianjin Deep Green Technology Co. Ltd., respectively, which are engaged in the business of trading of commodities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Article 400 of the Commercial Act of Korea, (i) a director may be absolved from liability under Article 399 by consent of all shareholders, and (ii) a company may, in accordance with its Articles of Incorporation, absolve a director of liability under Article 399 in an amount exceeding six times (in the case of non-executive directors, three times) the director’s remuneration (including bonuses and any profit arising from the exercise of stock options) for the 12 months prior to the date of the act or misconduct by the director; provided that no director may be absolved if the loss or damage incurred is the result of, among other things, intentional misconduct or gross negligence. The amended and restated Articles of Incorporation of the Registrant will have such provision referred to in item (ii) above. With respect to all claims, judgments, liabilities, damages, expenses, and costs for which a director, statutory auditor, or other officer has been held liable or which he/she has incurred in connection with or arising out of the performance of his/her duties in his/her official capacity as a director, statutory auditor, or other officer but which are insurable at commercially reasonable cost. In conjunction with the offering, the Registrant will obtain and maintain a directors’ and officers’ liability insurance policy with commercially reasonable coverage.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

Exhibit Index

Exhibit Number	Description of Document
3.1*	English Translation of Form of Amended and Restated Articles of Incorporation of the Registrant
4.1*	Form of Common Stock certificate of the Registrant
5.1*	Opinion of Morrison Cohen, LLP
10.1*

English Translation of Purchase Contract, dated September 22, 2023, by and between Baoji Future Stars Information Technology Co., Ltd. (“BFSIT”) and National Development Metal Resources (Hainan) Co., Ltd. (“NDMR”)

10.2*

English Translation of Purchase Contract, dated October 17, 2023, by and between Baoji Future Stars Information Technology Co., Ltd. (“BFSIT”) and National Development Metal Resources (Hainan) Co., Ltd. (“NDMR”)

10.3*	English Translation of Purchase Contract, dated November 9, 2023, by and between BFSIT and NDMR.
10.4*	English Translation of Purchase Contract, dated November 27, 2023, by and between BFSIT and NDMR.
10.5*	English Translation of Purchase Contract, dated January 5, 2024, by and between BFSIT and Guangzhou Cuixi Trading Co., Ltd. (“GCT”)
10.6*	English Translation of Purchase Contract, dated February 29, 2024, by and between BFSIT and GCT
10.7*	English Translation of Purchase Contract, dated June 13, 2024, by and between BFSIT and Guangzhou Ziyi Trading Co., Ltd.
10.8*

English Translation of Green Supply Chain Consulting Service Contract, dated September, 2024, by and between DeepGreenX Group Inc., Beijing Seven Star Giga Technology Co., Ltd (“BSSGT”) and Tianjin Linmu Trading Co., Ltd.

10.9*	English Translation of Green Supply Chain Consulting Service Contract, dated 2024, by and between DeepGreenX Group, Inc. BSSGT and Suzhou Juqige Technology Co., LTD.
10.10*	English Translation of Green Supply Chain Consulting Service Contract, dated 2024, by and between DeepGreenX Group Inc., BSSGT and Shanghai Dehuifu Wire & Cable Co., LTD.

Exhibit Number	Description of Document
21.1*	Subsidiaries of the Registrant
23.1*	Consent of J&S Associate PLT, independent registered public accounting firm
23.2*	Consent of Morrison Cohen, LLP (included in Exhibit 5.1)
23.3*	Consent of Frost & Sullivan
99.1*	Frost & Sullivan Report
107*	Filing Fee Table

____________

*        To be filed by amendment.

(b)    Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

ITEM 9.    UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on            , 2025.

DEEPGREENX GROUP INC.
By:
Name: Barclay Knapp
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Barclay Knapp, singly (with full power to act alone) as attorney-in-fact with full power of substitution for her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Common Stock of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated

Signature	Title	Date
Chief Executive Officer and Director
Barclay Knapp	(principal executive officer)
Chief Financial Officer
Kenneth Lam	(principal financial officer and accounting principal officer)
Executive Chairman and Director
Njuguna Ndung’u
Vice Chairman and Director
Lan Yang
Director
Jimmy Lai
Director
Ahn Sanglim
Director
Kevin Wu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the U.S. of DeepGreenX, Inc., has signed this registration statement or amendment thereto in New York, New York on            , 2025.

AUTHORIZED U.S. REPRESENTATIVE
By:
Name: Barclay Knapp
Title: Authorized Representative in the United States.